
09011158



ENTRAVISION
COMMUNICATIONS
corporation

2008 ANNUAL REPORT



TO OUR FELLOW STOCKHOLDERS,

It is hard to find cheer in a U.S. economy where annualized output fell by 6.3% in the fourth quarter of 2008, the nation's worst performance in 25 years, or where overall pretax corporate profits showed the steepest decline in 55 years. Nonetheless, there is some reason for cheer, because 2008 was a year of accomplishment and progress for Entravision on several fronts.

Like all television and radio media companies, we have faced a significant advertising downturn in this recession, which has adversely affected a number of our important revenue streams, most notably automobile and retailer advertising. Tactically, we have focused on reducing debt and operating costs in order to maximize cash flow. In addition, we have continued to strengthen Entravision's position as a leader in Spanish-language media. New and expanded programming has enabled many of our stations in television and radio to show surprisingly brisk ratings growth during the year for news and entertainment.

The nearly 50 million U.S. Hispanics now represent the nation's largest ethnic/racial minority. The boom in Hispanic population, the majority of which comes from births rather than immigration, is the driving force in U.S. demographics. The Hispanic population is projected to more than double by 2050, with Hispanics accounting for nearly one out of every three U.S. residents.

An estimated 10-11 million Hispanic voters cast ballots in the 2008 presidential election, up from 7.6 million in 2004. Because of our multimedia positioning in some of the fastest-growing and most densely-populated U.S. Hispanic markets, Entravision's political advertising revenue jumped 26% in 2008 compared to the 2004 presidential election year.

Aggressive marketing by our sales team, combined with the need by advertisers to reach the growing U.S. Hispanic audience, resulted in advertising revenue increases in several of our other categories as well in 2008, including services, health care, and convenience grocery stores.

Additionally, we advanced our digital interactive strategy during the year and now stream television and radio content online and on mobile platforms directly to our audiences. As part of this initiative, we launched 66 new Entravision local television and radio station websites in 2008. Our thrust into new media gives advertisers an additional powerful vehicle for speaking directly to U.S. Hispanic consumers.

We look for 2009 to be another challenging year for the industry and our company but a year in which we will continue to move forward. We expect to benefit from our negotiations with cable, satellite and Internet-based television service providers as to the terms of their carriage of our television stations, which will create a new source of revenue for our company.

We thank all of our stockholders for their continued support and all of our employees for their extraordinary talent and dedication.

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

April 30, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ______ to ______

Commission File Number 1-15997

ENTRAVISION COMMUNICATIONS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**95-4783236**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (310) 447-3870

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2008 was approximately $209,368,916.40 (based upon the closing price for shares of the registrant's Class A common stock as reported by The New York Stock Exchange for the last trading date prior to that date).

As of March 2, 2009, there were 45,920,848 shares, $0.0001 par value per share, of the registrant's Class A common stock outstanding, 22,887,433 shares, $0.0001 par value per share, of the registrant's Class B common stock outstanding and 15,652,729 shares, $0.0001 par value per share, of the registrant's Class U common stock outstanding.

Portions of the registrant's Proxy Statement for the 2009 Annual Meeting of Stockholders scheduled to be held on May 28, 2009 are incorporated by a reference in Part III hereof.

ENTRAVISION COMMUNICATIONS CORPORATION

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements may include the words "may," "could," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" or other similar words. These forward-looking statements present our estimates and assumptions only as of the date of this annual report. Except for our ongoing obligation to disclose material information as required by the federal securities laws, we do not intend, and undertake no obligation, to update any forward-looking statement.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. Some of the key factors impacting these risks and uncertainties include, but are not limited to:

- risks related to our history of operating losses, our substantial indebtedness or our ability to raise capital;
- provisions of the agreements governing our debt instruments, including the amended credit facility agreement governing our syndicated bank credit facility, or the amended credit facility agreement, which restricts certain aspects of the operation of our business;
- our continued compliance with all of our obligations, including financial covenants and ratios, under the amended credit facility agreement;
- cancellations or reductions of advertising, whether due to the continuing global financial crisis, the ongoing recession or otherwise;
- the effectiveness of additional cost savings measures we intend to implement during 2009;
- our relationship with Univision Communications Inc., or Univision;
- subject to limitations contained in the amended credit facility agreement, the overall success of our acquisition strategy, which includes developing media clusters in key U.S. Hispanic markets, and the integration of any acquired assets with our existing business;
- the impact of rigorous competition in Spanish-language media and in the advertising industry generally;
- industry-wide market factors and regulatory and other developments affecting our operations;
- the impact of any impairment of our assets; and
- the consequences should our Class A common stock be delisted from The New York Stock Exchange, or NYSE.

For a detailed description of these and other factors that could cause actual results to differ materially from those expressed in any forward-looking statement, please see "Risk Factors," beginning at page 24 below.

ITEM 1. BUSINESS

The discussion of our business is as of the date of filing this report, unless otherwise indicated.

Overview

Entravision Communications Corporation and its wholly owned subsidiaries, or Entravision, is a diversified Spanish-language media company utilizing a combination of television and radio operations to reach Hispanic consumers across the United States, as well as the border markets of Mexico. We own and/or operate 50 primary television stations, a majority of which is located in the southwestern United States, including several key U.S./ Mexican border markets. Entravision is the largest affiliate group of both the top-ranked Univision television network and Univision's TeleFutura network, with television stations in 20 of the nation's top 50 U.S. Hispanic markets. Univision is a key source of programming for our television broadcasting business and we consider it to be a valuable strategic partner of ours. With the purchase of Univision Communications Inc. in 2007 by a private equity consortium, we are now the largest independent public media company focused exclusively on the U.S. Hispanic audience.

We own and operate one of the largest groups of primarily Spanish-language radio stations in the United States. We own and operate 48 radio stations in 19 U.S. markets. Our radio stations consist of 37 FM and 11 AM stations located in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas.

We generate revenue from sales of national and local advertising time on television and radio stations. Advertising rates are, in large part, based on each medium's ability to attract audiences in demographic groups targeted by advertisers. We recognize advertising revenue when commercials are broadcast. We do not obtain long-term commitments from our advertisers and, consequently, they may cancel, reduce or postpone orders without penalties. We pay commissions to agencies for local, regional and national advertising. For contracts directly with agencies, we record net revenue from these agencies. Seasonal revenue fluctuations are common in the broadcasting industry and are due primarily to variations in advertising expenditures by both local and national advertisers.

Our net revenue for the year ended December 31, 2008 was approximately $232 million. Of that amount, revenue generated by our television segment accounted for 63%, revenue generated by our radio segment accounted for 37%.

Our primary expenses are employee compensation, including commissions paid to our sales staff and amounts paid to our national representative firms, as well as expenses for marketing, promotion and selling, technical, local programming, engineering, and general and administrative. Our local programming costs for television consist primarily of costs related to producing a local newscast in most of our markets.

About Our Company

Our principal executive offices are located at 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404, and our telephone number is (310) 447-3870. Our corporate website is *www.entravision.com.*

We were organized as a Delaware limited liability company in January 1996 to combine the operations of our predecessor entities. On August 2, 2000, we completed a reorganization from a limited liability company to a Delaware corporation. On August 2, 2000, we also completed an initial public offering of our Class A common stock, which is listed on The New York Stock Exchange under the trading symbol "EVC."

Univision currently owns approximately 15% of our common stock on a fully-converted basis. As of December 31, 2005, Univision owned approximately 30% of our common stock on a fully-converted basis. In connection with its merger with Hispanic Broadcasting Corporation in September 2003, Univision entered into an agreement with the U.S. Department of Justice, or DOJ, pursuant to which Univision agreed, among other things, to ensure that its percentage ownership of our company would not exceed 10% by March 26, 2009. In January 2006, we sold the assets of radio stations KBRG-FM and KLOK-AM, serving the San Francisco/San Jose, California market, to Univision for $90 million. Univision paid the full amount of the purchase price in the form of approximately 12.6 million shares of our Class U common stock held by Univision. Subsequently, in 2006, we repurchased 7.2 million shares of our Class U common stock held by Univision for $52.5 million. In February 2008, we repurchased an additional 1.5 million shares of Class U common stock held by Univision for $10.4 million.

The Class U common stock has limited voting rights, does not include the right to elect directors and is automatically convertible into shares of our Class A common stock in connection with any transfer to a third party that is not an affiliate of Univision. As the holder of all of our issued and outstanding Class U common stock, Univision currently has the right to approve any merger, consolidation or other business combination involving our company, any dissolution of our company or any assignment of the Federal Communications Commission, or FCC, licenses for any of our Univision-affiliated television stations.

For a more complete discussion of our relationship with Univision, please see "Relationship with Univision," beginning at page 40 below and for a discussion of various risks related to our relationship with Univision, please see "Risk Factors" below.

The Hispanic Market Opportunity in the United States

Our media assets target densely-populated and fast-growing Hispanic markets in the United States. We operate media properties in 14 of the 20 highest-density U.S. Hispanic markets. In addition, among the top 25 U.S. Hispanic markets, we operate media properties in 13 of the 20 fastest-growing markets. Despite the continuing global financial crisis and ongoing recession, we believe that targeting the U.S. Hispanic market will translate into revenue growth in the future for the following reasons:

U.S. Hispanic Population Growth. Our audience consists primarily of Hispanics, one of the fastest-growing segments of the U.S. population and, by current U.S. Census Bureau estimates, now the largest minority group in the United States. Over 45 million Hispanics live in the United States, accounting for over 15% of the total U.S. population. The overall Hispanic population is growing at nearly 8 times the rate of the non-Hispanic population and is expected to grow to 75.0 million, or approximately 21% of the total U.S. population, by 2027. Approximately 55% of the total future growth in the U.S. population through 2027 is expected to come from the Hispanic community.

Spanish-Language Use. Approximately 78% of Hispanics age 5 and over in the United States speak some Spanish at home. The number of U.S. Hispanics that speak some Spanish at home is expected to grow from 31.4 million in 2007 to 50.5 million in 2027. We believe that the strong Spanish-language use among Hispanics indicates that Spanish-language media will continue to be an important source of news, sports and entertainment for Hispanics and an important vehicle for marketing and advertising.

Increasing U.S. Hispanic Buying Power. The U.S. Hispanic population is estimated to have accounted for total consumer expenditures of over $845 billion in 2007, an increase of 47% since 2002. Hispanics are expected to account for over $1.2 trillion in consumer expenditures by 2012, and by 2027 Hispanics are expected to account for approximately $3.1 trillion in consumer expenditures, or 14% of total U.S. consumer spending. Hispanic buying power is expected to grow at nearly five times the rate of the Hispanic population growth by 2027. We believe that these factors make Hispanics an attractive target audience for many major advertisers.

Attractive Profile of U.S. Hispanic Consumers. We believe that the demographic profile of the U.S. Hispanic audience makes it attractive to advertisers. We believe that the larger size and younger age of Hispanic households (averaging 3.4 persons and 28.1 years of age as compared to the U.S. non-Hispanic averages of 2.4

persons and 39.7 years of age) lead Hispanics to spend more per household on many categories of goods and services. Although the average U.S. Hispanic household has less disposable income than the average U.S. household, the average U.S. Hispanic household spends 11% more per year than the average U.S. non-Hispanic household on food at home, 89% more on children's clothing, 47% more on footwear and 32% more on laundry and household cleaning products. We expect Hispanics to continue to account for a disproportionate share of growth in spending nationwide in many important consumer categories as the U.S. Hispanic population and its disposable income continue to grow.

Spanish-Language Advertising. Over $4.0 billion of total advertising expenditures in the United States were placed in Spanish-language media in 2008, of which approximately 82% was placed in Spanish-language television and radio advertising. We believe that major advertisers have found that Spanish-language media are more cost-effective means to target the growing U.S. Hispanic audience than English-language media.

Business Strategy

We seek to increase our advertising revenue through the following strategies:

Effectively Use Our Networks and Media Brands. We are the largest affiliate group of both the top-ranked Univision television network and Univision's TeleFutura network. Univision's primary network is the most watched television network (English- or Spanish-language) among U.S. Hispanic households. Univision's primary network, together with its TeleFutura Network, represented an approximately 76% share of the U.S. Spanish-language network television prime time audience of adults 18-49 years of age as of December 2008. Univision makes its networks' Spanish-language programming available to our television stations 24 hours a day, including a prime time schedule on its primary network of substantially all first-run programming throughout the year.

We believe that the breadth and diversity of Univision's programming, combined with our local news and community-oriented segments, provide us with an advantage over other Spanish-language and English-language broadcasters in reaching U.S. Hispanic viewers. Our local content is designed to brand each of our stations as the best source for relevant community information that accurately reflects local interests and needs.

We operate our radio network using two formats designed to appeal to different listener tastes. We format the programming of our network and radio stations in an effort to capture a substantial share of the U.S. Hispanic audience in each of our radio markets. In markets where competing stations already offer programming similar to our network formats, or where we otherwise identify an available niche in the marketplace, we run alternative programming that we believe will appeal to local listeners.

Invest in Media Research and Sales. We believe that continued use of industry-accepted ratings and surveys will allow us further to increase our advertising rates. We use standard industry ratings and surveys from third parties, including Nielsen Media Research, Arbitron and the Traffic Audit Bureau to provide a more accurate measure of consumers. We believe that our focused research and sales efforts will enable us to continue to achieve significant revenue and cash flow growth.

Continue to Benefit from Strong Management. We believe that we have one of the most experienced management teams in the industry. Walter Ulloa, our co-founder, Chairman and Chief Executive Officer, Philip Wilkinson, our co-founder, President and Chief Operating Officer and Jeffery Liberman, the President of our Radio Division, have an average of more than 30 years of media experience. We intend to continue to build and retain our key management personnel and to capitalize on their knowledge and experience in the Spanish-language markets.

Emphasize Local Content, Programming and Community Involvement. We believe that local content and service to the community in each of our markets is an important part of building our brand identity within those markets. By combining our local news, local content and quality network programming, we believe that we have a significant competitive advantage. We also believe that our active community involvement, including station remote broadcasting appearances at client events, concerts and tie-ins to major events, helps to build station awareness and identity as well as viewer and listener loyalty.

Take Advantage of Market Cross-Selling and Cross-Promotion. We believe that our uniquely diversified media asset portfolio provides us with a competitive advantage in targeting the U.S. Hispanic consumer. In many of our markets, we offer advertisers the ability to reach potential customers through a combination of television and radio. Currently, we operate some combination of television and radio in 11 markets. Where possible, we also combine our television and radio operations to create synergies and achieve cost savings.

Target Other Attractive U.S. Hispanic Markets and Fill-In Acquisitions. We believe that our knowledge of, and experience with, the U.S. Hispanic marketplace will enable us to continue to identify acquisitions in the television and radio markets. However, we may be restricted from engaging in future acquisitions under the terms of the amended credit facility agreement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" below. Since our inception, we have used our management expertise, programming, local involvement and brand identity to improve our acquired media properties. Please see "Acquisition and Disposition Strategies" below.

Acquisition and Disposition Strategies

Our acquisition strategy has focused on increasing our presence in those markets in which we already compete, as well as expanding our operations into U.S. Hispanic markets where we do not own properties. We have targeted fast-growing and high-density U.S. Hispanic markets. These have included many markets in the southwestern United States, including Texas, California and various other markets along the United States/ Mexican border. In addition, we have pursued other acquisition opportunities in key strategic markets, or those which otherwise supported our long-term growth plans.

One of our goals has been to create and grow media "clusters" within these target markets, featuring both Univision and TeleFutura television stations, together with a strong radio presence. We believe that these clusters provide unique cross-selling and cross-promotional opportunities, making Entravision an attractive option for advertisers wishing to reach the U.S. Hispanic consumer. Accordingly, in addition to targeting stations in U.S. Hispanic markets where we do not own properties, we have focused on potential acquisitions of additional stations in our existing markets, particularly radio stations in those markets where we currently have only television stations. However, we may be restricted from engaging in future acquisitions under the terms of the amended credit facility agreement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" below. In addition, we regularly review our portfolio of media properties and, from time to time, seek to divest non-core assets in markets where we do not see the opportunity to grow to scale and build out clusters.

In furtherance of the strategy outlined above, in March 2008, we acquired radio station WNUE-FM, serving the Orlando, Florida, market for $24.1 million. In addition, in May 2008, we sold the outdoor advertising business to Lamar Advertising Co. for $101.5 million.

In September 2008, we entered into an agreement to acquire KREN-TV/DT and certain other stations serving the Reno, Nevada market. We expect to complete this transaction during the first half of 2009. We currently operate these stations under a time brokerage agreement as part of our pending acquisition of these stations. The proposed acquisition of these stations is not affected by the restrictions concerning acquisitions contained in the amended credit facility agreement and we presently anticipate that this acquisition will proceed as planned.

In April 2007 we acquired a full power television construction permit in Colorado Springs, Colorado for $2.6 million in an auction held by the FCC. This station, KVSN-TV, became fully operational in the first quarter of 2009.

We have a history of net losses that may impact, among other things, our ability to implement our growth strategies. We had net losses of approximately $487.9 million, $43.1 million and $134.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Additionally, the terms of the amended credit facility agreement restrict our ability to engage in certain acquisitions. We cannot at this time determine the effect that these restrictions will have on our overall business. Please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" below.

Television

Overview

We own and/or operate Univision-affiliated television stations in 23 markets, including 20 of the top 50 Hispanic markets in the United States. Our television operations are the largest affiliate group of the Univision networks. Univision's primary network is the leading Spanish-language network in the United States, reaching approximately 97% of all U.S. Hispanic households. Univision's primary network is the most watched television network (English- or Spanish-language) among U.S. Hispanic households. Univision's primary network, together with its TeleFutura Network, represent an approximately 76% share of the U.S. Spanish-language network television prime time audience of adults 18-49 years of age as of December 2008. We operate both Univision and TeleFutura affiliates in 18 of our 23 television markets. Univision's networks make their Spanish-language programming available to our Univision-affiliated stations 24 hours a day. Univision's prime time schedule on its primary network consists of substantially all first-run programming throughout the year.

Television Programming

Univision Primary Network Programming. Univision directs its programming primarily toward a young, family-oriented audience. It begins daily with Despierta America and another talk show, Monday through Friday, followed by drama shows and novelas. In the late afternoon and early evening, Univision offers an entertainment magazine, a news magazine and national news, in addition to local news produced by our television stations. During prime time, Univision airs novelas, variety shows, talk shows, news magazines and reality shows, as well as specials. Prime time is followed by late news and a late night comedy show. Overnight programming consists primarily of repeats of programming aired previously on the network. Weekend daytime programming begins with children's programming, and is generally followed by sports, reality, comedy shows and movies.

Approximately eight to ten hours of programming per weekday, including a substantial portion of weekday prime time, are currently programmed with novelas supplied primarily by Grupo Televisa, S.A. de C.V., or Televisa, and Corporacion Venezolana de Television, C.A., or Venevision. Although novelas have been compared to daytime soap operas on ABC, NBC or CBS, the differences are significant. Novelas, originally developed as serialized books, have a beginning, middle and end, generally run five days per week and conclude four to eight months after they begin. Novelas also have a much broader audience appeal than soap operas, delivering audiences that contain large numbers of men, children and teens, in addition to women.

TeleFutura Network Programming. Univision's other 24-hour general-interest Spanish-language broadcast network, TeleFutura, is programmed to meet the diverse preferences of the multi-faceted U.S. Hispanic community. TeleFutura's programming includes sports (including boxing, soccer and a nightly wrap-up at 11 p.m. similar to ESPN's programming), movies (including a mix of English-language movies translated into Spanish) and novelas not run on Univision's primary network, as well as reruns of popular novelas broadcast on Univision's primary network.

Entravision Local Programming. We believe that our local news brands our stations in our television markets. We shape our local news to relate to and inform our target audiences. In 13 of our television markets, our early local news is ranked first or second among competing local newscasts regardless of language in its designated time slot among adults 18-34 years of age. We have made substantial investments in people and equipment in order to provide our local communities with quality newscasts. Our local newscasts have won numerous awards, and we strive to be the most important community voice in each of our local markets. In several of our markets, we believe that our local news is the only significant source of Spanish-language daily news for the Hispanic community.

Network Affiliation Agreements. Substantially all of our television stations are Univision- or TeleFutura-affiliated television stations. Our network affiliation agreements with Univision provide certain of our stations with the exclusive right to broadcast Univision's primary network and TeleFutura network programming in their respective markets. These long-term affiliation agreements each expire in 2021, and can be renewed for multiple, successive two-year terms at Univision's option, subject to our consent. Under the affiliation agreements, we generally retain the right to sell approximately six minutes per hour of the available advertising time on Univision's primary network, and approximately four and a half minutes per hour of the available advertising time on the TeleFutura network. Those allocations are subject to adjustment from time to time by Univision.

XHAS-TV broadcasts Telemundo Network Group LLC, or Telemundo, network programming serving the Tijuana/San Diego market pursuant to a network affiliation agreement. Our current network affiliation agreement with Telemundo gives us the right to provide Telemundo network programming on XHAS-TV for a five-year period expiring in July 2012. The affiliation agreement grants Telemundo a right of first refusal in the event a third party makes an offer to purchase XHAS-TV, and a right to purchase XHAS-TV upon a change of control of Entravision.

Our network affiliation agreement with Fox Broadcasting Company, or Fox, gives us the right to broadcast Fox network programming on XHRIO-TV, serving the Harlingen-Weslaco-Brownsville-McAllen market, and KXOF-CA, serving the Laredo market, through June 30, 2010. The network affiliation agreement may be extended for successive one-year terms at Fox's option, subject to our consent. We also have network affiliation agreements with MyNetworkTV, Inc., or MyNetworkTV, a Fox affiliate, which give us the right to provide 12 hours per week of MyNetworkTV network programming on XHRIO-TV and KXOF-CA. These agreements expire in September 2009. We currently expect to negotiate a new agreement during 2009.

We also have a network affiliation agreement with MyNetworkTV that gives us the right to provide 12 hours per week of MyNetworkTV network programming on XDTV-TV, serving the Tecate/San Diego market. This network affiliation agreement provides for a five-year term that expires in September 2009. We currently expect to negotiate a new agreement during 2009.

Our network affiliation agreement with The CW Network, LLC, or CW, gives us the right to broadcast CW network programming on KSFE-LP, KTIZ-LP, and KNVO-DT serving the Harlingen-Weslaco-Brownsville-McAllen market, through 2011. We have also entered into a network affiliation agreement with CW giving us the right to broadcast CW network programming through 2013 on KAZR-CA and KREN-DT, serving the Reno, Nevada market.

Our network affiliation agreement with LATV Networks, LLC, or LATV, gives us the right to broadcast LATV network programming on the digital streams of certain of our television stations. Either party may terminate the affiliation with respect to a given station 30 months after the launch of such station. For a more complete discussion of this agreement, please see Note 12 to Notes to Consolidated Financial Statements.

We also have the right to deliver MTV Tres network programming, on a month-to-month basis, on Time Warner Cable in the Harlingen-Weslaco-Brownsville-McAllen market.

We cannot guarantee that our current network affiliation agreements will be renewed beyond their current expiration dates under their current terms or at all.

Marketing Agreements. Our marketing and sales agreement with Univision gives us the right through 2021 to manage the marketing and sales operations of Univision-owned TeleFutura affiliates in six markets—Albuquerque, Boston, Denver, Orlando, Tampa and Washington, D.C.—where we currently own and operate a Univision affiliate.

Long-Term Time Brokerage Agreements. We operate each of XDTV-TV, Channel 49, the MyNetworkTV network affiliate serving the Tecate/San Diego market; XHAS-TV, Channel 33, the Telemundo network affiliate serving the Tijuana/San Diego market; and XHRIO-TV, Channel 2, the Fox network affiliate serving the Matamoros/ Harlingen-Weslaco-Brownsville-McAllen market under long-term time brokerage agreements. Under those agreements, in combination with certain of our Mexican affiliates and subsidiaries, we provide the programming and related services available on these stations, but the stations retain absolute control of the content and other broadcast issues. These long-term time brokerage agreements expire in 2030, 2035 and 2038, respectively, and each provides for automatic, perpetual 30-year renewals unless both parties consent to termination. Each of these agreements provides for substantial financial penalties should the other party attempt to terminate prior to its expiration without our consent, and they do not limit the availability of specific performance as a remedy for any such attempted early termination.

Our Television Station Portfolio

The following table lists information concerning each of our owned and/or operated television stations and its respective market:

Market	Market Rank (by Hispanic Households)	Total Households	Hispanic Households	% Hispanic Households	Call Letters, Channel (1)	Programming
Harlingen-Weslaco-Brownsville-McAllen, Texas (2)	10	349,910	291,220	83.2%	KNVO-TV, Channel 48 KVTF-CA, Channel 20 (3) KFTN-CA, Channel 30 (3) KTFV-CA, Channel 32 (3) KTIZ-LP, Channel 52 KSFE-LP, Channel 67	Univision TeleFutura TeleFutura TeleFutura CW CW
Albuquerque-Santa Fe, New Mexico	12	689,120	244,950	35.5%	KLUZ-TV, Channel 41 KTFQ-TV, Channel 14 (4) KTFA-LP, Channel 48	Univision TeleFutura Home Shopping Network
San Diego, California	13	1,066,680	237,690	22.3%	KBNT-CA, Channel 17 (3) KHAX-LP, Channel 49 KTCD-LP, Channel 46 KDTF-LP, Channel 36	Univision Univision Univision TeleFutura
Denver-Boulder, Colorado	15	1,524,210	229,960	15.1%	KCEC-TV, Channel 50 K43FN, Channel 43 K54IK, Channel 54 KTFD-TV, Channel 14 (4) KDVT-LP, Channel 36	Univision Univision Univision TeleFutura Univision
El Paso, Texas	16	308,080	220,800	71.7%	KINT-TV, Channel 26 KTFN-TV, Channel 65	Univision TeleFutura
Orlando-Daytona Beach-Melbourne, Florida	17	1,466,420	201,400	13.7%	WVEN-TV, Channel 26 W47DA, Channel 47 WVCI-LP, Channel 16 WOTF-TV, Channel 43 (4)	Univision Univision Univision TeleFutura
Tampa-St. Petersburg (Sarasota), Florida	18	1,822,160	188,090	10.3%	WVEA-TV, Channel 62 WFTT-TV, Channel 50 (4) WVEA-LP, Channel 46	Univision TeleFutura Jewelry TV
Washington, D.C.	20	2,321,610	176,890	7.5%	WFDC-TV, Channel 14 (4) WMDO-CA, Channel 47 (3) WJAL-TV, Channel 68	Univision TeleFutura English-Language
Las Vegas, Nevada	22	728,410	151,870	20.8%	KINC-TV, Channel 15 KNTL-LP, Channel 47 KWWB-LP, Channel 45 KELV-LP, Channel 27	Univision Univision Univision TeleFutura
Boston, Massachusetts	24	2,409,080	128,310	5.4%	WUNI-TV, Channel 27 WUTF-TV, Channel 66 (4)	Univision TeleFutura

Market	Market Rank (by Hispanic Households)	Total Households	Hispanic Households	% Hispanic Households	Call Letters, Channel (1)	Programming
Corpus Christi, Texas	26	197,290	103,910	52.7%	KORO-TV, Channel 28	Univision
					KCRP-CA, Channel 41 (3)	TeleFutura
Hartford-New Haven, Connecticut	32	1,014,990	80,280	7.9%	WUVN-TV, Channel 18	Univision
					WUTH-CA, Channel 47 (3)	TeleFutura
Monterey-Salinas-Santa Cruz, California	34	225,350	66,910	29.7%	KSMS-TV, Channel 67	Univision
					KDJT-CA, Channel 33 (3)	TeleFutura
Laredo, Texas	35	68,110	63,190	92.8%	KLDO-TV, Channel 27	Univision
					KETF-CA, Channel 25 (3)	TeleFutura
					KXOF-CA, Channel 39	Fox
Yuma, Arizona-El Centro, California	36	115,650	63,160	54.6%	KVYE-TV, Channel 7	Univision
					KAJB-TV, Channel 54 (4)	TeleFutura
Palm Springs, California	37	159,240	60,280	37.9%	KVER-CA, Channel 4 (3)	Univision
					KVES-LP, Channel 28	Univision
					KEVC-CA, Channel 5 (3)	TeleFutura
Odessa-Midland, Texas	40	141,560	53,590	37.9%	KUPB-TV, Channel 18	Univision
Colorado Springs-Pueblo, Colorado	41	334,390	51,780	15.5%	KVSN-TV, Channel 48	Univision
					KGHB-CA, Channel 27 (3)(5)	Univision
Santa Barbara-Santa Maria-San Luis Obispo, California	44	240,190	50,090	20.9%	KPMR-TV, Channel 38	Univision
					K10OG, Channel 10 (3)	TeleFutura
					K17GD, Channel 17 (3)	TeleFutura
					K28FK, Channel 28 (3)	TeleFutura
					K35ER, Channel 35 (3)	TeleFutura
					KTSB-LP, Channel 43 (3)	TeleFutura
Lubbock, Texas	47	158,070	46,820	29.6%	KBZO-LP, Channel 51	Univision
Reno, Nevada	55	271,080	35,320	13.0%	KREN-TV, Channel 27 (6)	Univision
					KREN-LP, Channel 29	Univision
					KNVV-LP, Channel 41 (7)	Univision
					KNCV-LP, Channel 48	Univision
					KAZR-CA, Channel 46 (3)(6)	CW
Springfield-Holyoke, Massachusetts	61	262,850	27,170	10.3%	WHTX-LP, Channel 43	Univision
San Angelo, Texas	78	54,980	16,100	29.3%	KEUS-LP, Channel 31	Univision
					KANG-CA, Channel 41 (3)	TeleFutura
Tecate, Baja California, Mexico (San Diego)	—	—	—	—	XDTV-TV, Channel 49 (8)	MyNetworkTV
Tijuana, Baja California, Mexico (San Diego)	—	—	—	—	XHAS-TV, Channel 33 (8)	Telemundo
Matamoros, Tamaulipas, Mexico (Harlingen-Weslaco-Brownsville-McAllen)	—	—	—	—	XHRIO-TV, Channel 2 (8)	Fox

Source: Nielsen Media Research 2009 universe estimates.

(1) With the exception of KUPB-TV, Odessa-Midland, Texas, the FCC has granted to each of our owned full-service analog television stations a paired channel to deliver our programming on a digital basis. These paired channel authorizations will remain in place until such time as we are required or elect to operate solely on a digital basis. We are currently broadcasting on all of the paired digital stations pursuant to FCC authorizations. We are generally undertaking our digital transmissions at their fully authorized levels, except in a few instances where we were subject to installation delays and sought waivers from the FCC. Pursuant to statute, we will be required to return our analog authorizations and discontinue analog broadcasting on or before June 12, 2009. We have voluntarily elected to terminate the analog operation of the following stations as of February 17, 2009: WVEN-TV, Daytona Beach, Florida; WVEA-TV, Venice, Florida; WUVN-TV, Hartford, Connecticut; KPMR-TV, Santa Barbara, California; and WJAL-TV, Hagerstown, Maryland.

(2) We also deliver the MTV Tres program service on Time Warner Cable in this market.

(3) "CA" in call letters indicates station is under Class A television service. Certain stations without this designation are also Class A stations.

(4) We provide the sales and marketing function of this station under a marketing and sales arrangement.

(5) We anticipate that this station will broadcast TeleFutura programming by June 12, 2009.

(6) We provide the sales and marketing function of this station under a marketing and sales arrangement and have entered into a purchase and sale agreement to acquire the station.

(7) We anticipate that this station will broadcast TeleFutura programming by April 1, 2009.

(8) We hold a minority, limited voting interest (neutral investment) in the entity that directly or indirectly holds the broadcast license for this station. Through that entity, we provide the programming and related services available on this station under a time brokerage arrangement. The station retains control of the contents and other broadcast issues.

Digital Television Technology. As we adopt digital television technology for our television stations, we will operate in an environment where we can decide the format and number of broadcast streams we provide for our over-the-air viewers. Depending on how high a definition level of programming, we have the technological capability to transmit over-the-air from two to six channels using the bandwidth licensed to it. The transmission of such multiple programming streams is referred to as multicasting. At the current time, we have begun multicasting operations with certain of our television stations. We are multicasting TeleFutura network programming and LATV network programming on a number of our stations. In addition, we are multicasting CW network programming in two of our markets. We are evaluating these multicasting ventures and may consider either expanding or limiting our multicasting operations.

Television Advertising

Substantially all of the revenue from our television operations is derived from local and national advertising and, in one of our markets, network compensation.

Local. Local advertising revenue is generated from commercial airtime and is sold directly by the station to an in-market advertiser or its agency. In 2008, local advertising accounted for approximately 52% of our total television revenue.

National. National advertising revenue represents commercial time sold to a national advertiser within a specific market by Univision, our national representative firm. For these sales, Univision is paid a 15% commission on the net revenue from each sale (gross revenue less agency commission). We target the largest national Spanish-language advertisers that collectively purchase the greatest share of national advertisements through Univision. The Univision representative works closely with each station's national sales manager. This has enabled us to secure national advertisers, including Ford Motor Company, Toyota, Dodge, Nissan, General Motors, McDonald's, Verizon Wireless, Cricket Communications, and AT&T Mobility. We also added significant new national advertising accounts in 2008, including Safeco Insurance, BP Amoco, Sabmiller PLC, Abbot Laboratories, and Daisy Sour Cream, among others. We also have a national advertising representative arrangement with Telemundo. Our stations that broadcast Fox, CW and MyNetworkTV network programming are represented by Petry Television. In 2008, national advertising accounted for approximately 47% of our total television revenue.

Network. Network compensation represents compensation for broadcasting network programming. In 2008, network compensation accounted for approximately 1% of our total television revenue.

Television Marketing/Audience Research

We derive our revenue primarily from selling advertising time. The relative advertising rates charged by competing stations within a market depend primarily on five factors:

- the station's ratings (households or people viewing its programs as a percentage of total television households or people in the viewing area);
- audience share (households or people viewing its programs as a percentage of households or people actually watching television at a specific time);
- the time of day the advertising will run;
- the demographic qualities of a program's viewers (primarily age and gender); and
- competitive conditions in the station's market, including the availability of other advertising media.

Nielsen ratings provide advertisers with the industry-accepted measure of television viewing. Nielsen offers a general market service measuring all television audience viewing, as well as a separate service to specifically measure U.S. Hispanic audience viewing at the local market level. In recent years, Nielsen has modified the methodology of its general market service in an effort to more accurately measure U.S. Hispanic viewing by using language spoken in the home as a control characteristic of its metered market sample. Nielsen has also added weighting by language as part of its local metered market methodology. Nielsen also continues to improve the methods by which it electronically measures television viewing, and is expanding its Local People Meter service to several of our markets. We believe that this improvement will continue to result in ratings gains for us, allowing us to further increase our advertising rates and narrow any disparities that have historically existed between English-language and Spanish-language advertising rates. We have made significant investments in experienced sales managers and account executives and have provided our sales professionals with research tools to continue to attract major advertisers.

The Nielsen rating services that we use are described below:

- *Nielsen Hispanic Station Index.* This service measures U.S. Hispanic household and individual viewing information at the local market level. Each sample also reflects the varying levels of language usage by Hispanics in each market in order to reflect more accurately the Hispanic household population in the relevant market. Nielsen Hispanic Station Index only measures the audience viewing of U.S. Hispanic households, that is, according to Nielsen, households where the head of the household is of Hispanic descent or origin. Although this service offers improvements over previous measurement indices, we believe that it still under-reports the number of viewers watching our programming because we have viewers who do not live in Nielsen-defined Hispanic households.
- *Nielsen Station Index.* This service measures local station viewing of all households and individuals in a specific market. This ratings service, however, is not language-stratified in markets in which we operate other than Albuquerque, Denver and San Diego, and we believe that it generally under-represents Spanish-speaking households. As a result, we believe that this service typically under-reports viewing of Spanish-language television. Despite this limitation, the Nielsen Station Index demonstrates that many of our broadcast stations achieve total market ratings that are fully comparable with their English-language counterparts, with 5 of our television stations ranking either first or second in their respective markets in prime time among adults 18-34 years of age.

Television Competition

We face intense competition in the broadcasting business. In each local television market, we compete for viewers and revenue with other local television stations, which are typically the local affiliates of the four principal English-language television networks, NBC, ABC, CBS and Fox and, in certain cities, the CW network. In certain markets (other than San Diego), we also compete with the local affiliates or owned and operated stations of Telemundo, the Spanish-language television network that was acquired by NBC in 2002, as well as TV Azteca, the second-largest producer of Spanish-language programming in the world.

We also directly or indirectly compete for viewers and revenue with both English- and Spanish-language independent television stations, other video media, suppliers of cable television programs, direct broadcast systems, newspapers, magazines, radio and other forms of entertainment and advertising. In addition, in certain markets we operate radio stations that indirectly compete for local and national advertising revenue with our television business.

We believe that our primary competitive advantage is the quality of the programming we receive through our affiliation with Univision. Over the past six years, Univision's programming has consistently ranked first in prime time television among all U.S. Hispanic adults. In addition, Univision's primary network and the TeleFutura Network together have maintained superior audience ratings among all U.S. Hispanic households when compared to both Spanish-language and English-language broadcast networks.

NBC-owned Telemundo is the second-largest Spanish-language television network in the United States. As of December 31, 2007, Telemundo had total coverage reaching approximately 93% of all Hispanic households in its markets.

We also benefit from operating in different media: television and radio advertising. While we have not engaged in any significant cross-selling program, we do take advantage of opportunities for cross-promotion of our stations.

The quality and experience of our management team is a significant strength of our company. However, our growth strategy may place significant demands on our management, working capital and financial resources. We may be unable to identify or complete acquisitions due to strong competition among buyers, the high valuations of media properties and the need to raise additional financing and/or equity. Some of our competitors have more stations than we have, and may have greater resources than we do. While we compete for acquisitions effectively within many markets and within a broad price range, our larger competitors nevertheless may price us out of certain acquisition opportunities.

Radio

Overview

We own and operate 48 radio stations (37 FM and 11 AM), 47 of which are located in the top 50 Hispanic markets in the United States. Our radio stations broadcast into markets with an aggregate of approximately 43% of the Hispanic population in the United States. Our radio operations combine network and local programming with local time slots available for advertising, news, traffic, weather, promotions and community events. This strategy allows us to provide quality programming with significantly lower costs of operations than we could otherwise deliver solely with independent programming.

Radio Programming

Radio Network. We broadcast into markets with an aggregate of approximately 18 million U.S. Hispanics. Our radio network broadcasts into 14 of the 19 markets that we serve. Our network allows advertisers with national product distribution to deliver a uniform advertising message to the growing Hispanic market around the country in an efficient manner and at a cost that is generally lower than our English-language counterparts.

Although our network has a broad geographic reach, technology allows our stations to offer the necessary local feel and to be responsive to local clients and community needs. Designated time slots are used for local advertising, news, traffic, weather, promotions and community events. The audience gets the benefit of a national radio sound along with local content. To further enhance this effect, our on-air personalities frequently travel to participate in local promotional events. For example, in selected key markets our on-air personalities appear at special events and client locations. We promote these events as "remotes" to bond the national personalities to local listeners. Furthermore, all of our stations can disconnect from the networks and operate independently in the case of a local emergency or a problem with our central satellite transmission.

Radio Formats. Our radio network produces two music formats that are simultaneously distributed via satellite with a digital CD-quality sound to our stations. These two formats each appeal to different listener preferences:

- La Tricolor is a personality-driven format that includes "Piolin por la Mañana" in eight markets, "Erazno y La Chokolata" in the afternoon drive and Mexican country-style music that primarily targets male Hispanic listeners 18-49 years of age; and
- "José: Nunca Sabes Lo Que Va A Tocar" ("You never know what he'll play") features a mix of Spanish-language adult contemporary and Mexican regional hits from the 1970s through the present that targets Hispanic adults ages 25-54.

In addition, in markets where competing stations already offer programming similar to our network formats, or where we otherwise identify an available niche in the marketplace, we run alternative programming that we believe will appeal to local listeners, including the following:

- in the Los Angeles market, we program "Super Estrella"—a music-driven, pop and alternative Spanish-rock format targeting primarily Hispanic adults 18-34 years of age;
- also in the Los Angeles market, we program "El Gato"—an upbeat and energetic regional Mexican format targeting primarily Hispanic adults 18-34 years of age;
- in the El Paso market, we also program "El Gato" but with a slight difference in musical blend to reflect northern Mexican influences, targeting primarily Hispanic adults 18-34 years of age;
- in the McAllen, Texas market, our bilingual Tejano format—a musical blend from the northern Mexican border states with influences from Texan country music—targets primarily Hispanic adults 18-49 years of age;
- also in the McAllen market, we program two English-language formats, a traditional rock-oriented format that targets primarily males 18-49 years of age and a 1980s and 1990s hit-based adult contemporary format targeting primarily women 25-54 years of age;
- in the Sacramento market, we offer two English-language formats, a hip hop format targeting primarily adults 18-34 years of age and a country format targeting primarily adults 25-54 years of age;
- on our AM station in Phoenix we program "ESPN Deportes," a Spanish-language sports talk format targeting primarily adults 18-34 years of age, that is provided to us by a third party pursuant to a network affiliation agreement;
- in the Orlando market, we offer a Spanish Tropical format—a mix of Spanish-language tropical and Latin pop music—targeting primarily adults 18-34 years of age; and
- in the Modesto and Stockton markets, we offer a Spanish-language romantic ballads format targeting primarily Hispanic women 18-49 years of age.

Our Radio Station Portfolio

The following table lists information concerning each of our owned and operated radio stations and its respective market:

Market	Market Rank (by Hispanic Households)	Station	Frequency		Format
Los Angeles-San Diego-Ventura, California	1	KLYY-FM	97.5	MHz	José
		KDLD-FM	103.1	MHz	El Gato (1)
		KDLE-FM	103.1	MHz	El Gato (1)
		KSSC-FM	107.1	MHz	Super Estrella (1)
		KSSD-FM	107.1	MHz	Super Estrella (1)
		KSSE-FM	107.1	MHz	Super Estrella (1)
Miami-Ft. Lauderdale-Hollywood, Florida	3	WLQY-AM	1320	kHz	Time Brokered (2)
Houston-Galveston, Texas	4	KGOL-AM	1180	kHz	Time Brokered (2)
Phoenix, Arizona	8	KLNZ-FM	103.5	MHz	La Tricolor
		KDVA-FM	106.9	MHz	José (1)
		KVVA-FM	107.1	MHz	José (1)
		KMIA-AM	710	kHz	ESPN (Spanish)
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KFRQ-FM	94.5	MHz	Classic Rock (English)
		KKPS-FM	99.5	MHz	Tejano
		KNVO-FM	101.1	MHz	José
		KVLY-FM	107.9	MHz	Adult Contemporary (English)

Market	Market Rank (by Hispanic Households)	Station	Frequency		Format
Sacramento, California	11	KRCX-FM	99.9	MHz	La Tricolor
		KNTY-FM	101.9	MHz	Country (English)
		KBMB-FM	103.5	MHz	Hip Hop (English)
		KXSE-FM	104.3	MHz	José
Stockton, California		KMIX-FM	100.9	MHz	La Tricolor
		KCVR-AM	1570	kHz	Maria (1)
Modesto, California		KTSE-FM	97.1	MHz	José
		KCVR-FM	98.9	MHz	Maria (1)
Albuquerque-Santa Fe, New Mexico	12	KRZY-FM	105.9	MHz	José
		KRZY-AM	1450	kHz	La Tricolor
Denver-Boulder, Colorado	15	KJMN-FM	92.1	MHz	José
		KXPK-FM	96.5	MHz	La Tricolor
		KMXA-AM	1090	kHz	La Tricolor
Aspen, Colorado		KPVW-FM	107.1	MHz	La Tricolor
El Paso, Texas	16	KOFX-FM	92.3	MHz	Oldies (English)
		KINT-FM	93.9	MHz	José (1)
		KYSE-FM	94.7	MHz	El Gato
		KSVE-AM	1650	kHz	José (1)
		KHRO-AM	1150	kHz	Talk (English)
Orlando-Daytona Beach-Melbourne, Florida	17	WNUE-FM	98.1	MHz	Tropical
Las Vegas, Nevada	22	KRRN-FM	92.7	MHz	José
		KQRT-FM	105.1	MHz	La Tricolor
Monterey-Salinas-Santa Cruz, California	34	KLOK-FM	99.5	MHz	La Tricolor
		KSES-FM	107.1	MHz	José
		KMBX-AM	700	kHz	Time Brokered (2)
Yuma, Arizona-El Centro, California	36	KSEH-FM	94.5	MHz	José
		KMXX-FM	99.3	MHz	La Tricolor
		KWST-AM	1430	kHz	José
Palm Springs, California	37	KLOB-FM	94.7	MHz	José
Lubbock, Texas	47	KAIQ-FM	95.5	MHz	La Tricolor
		KBZO-AM	1460	kHz	José
Reno, Nevada	55	KRNV-FM	102.1	MHz	La Tricolor

Market rank source: Nielsen Media Research 2009 estimates.

(1) Simulcast station.
(2) Operated pursuant to a time brokerage arrangement under which we grant to third parties the right to program the station.

Radio Advertising

Substantially all of the revenue from our radio operations is derived from local and national advertising.

Local. This form of revenue refers to advertising usually purchased by a local client or agency directly from the station's sales force, revenues generated from a third-party through a network inventory agreement and non-traditional revenue. In 2008, local radio revenue accounted for approximately 74% of our total radio revenue.

National. This form of revenue refers to advertising purchased by a national client targeting a specific market. Usually this business is placed by a national advertising agency or media buying services and ordered through one of the offices of our national sales representative, Lotus/Entravision Reps LLC. Lotus/Entravision is a joint venture we entered into in August 2001 with Lotus Hispanic Reps Corp. The national accounts are handled locally by the station's general managers, general sales manager and/or national sales manager. In 2008, national radio advertising accounted for approximately 26% of our total radio revenue.

Radio Marketing/Audience Research

We believe that radio is an efficient means for advertisers to reach targeted demographic groups. Advertising rates charged by our radio stations are based primarily on the following factors:

- the station's ability to attract listeners in a given market;
- the demand for available air time;

- the attractiveness of the demographic qualities of the listeners (primarily age and purchasing power);
- the time of day that the advertising runs;
- the program's popularity with listeners; and
- the availability of alternative media in the market.

Arbitron provides advertisers with the industry-accepted measure of listening audience classified by demographic segment and time of day that the listeners spend on particular radio stations. Radio advertising rates generally are highest during the hours of 6:00 A.M. and 7:00 P.M. These hours are considered the peak times for radio audience listening.

Historically, advertising rates for Spanish-language radio stations have been lower than those of English-language stations with similar audience levels. We believe that we will continue to be able to increase our rates and narrow the disparities that have historically existed between Spanish-language and English-language advertising rates as new and existing advertisers recognize the growing desirability of targeting the Hispanic population in the United States. We also believe that having multiple stations in a market enables us to provide listeners with alternatives, to secure a higher overall percentage of a market's available advertising dollars and to obtain greater percentages of individual customers' advertising budgets.

Each station broadcasts an optimal number of advertisements each hour, depending upon its format, in order to maximize the station's revenue without jeopardizing its audience listenership. Our non-network stations have up to 14 minutes per hour for commercial inventory and local content. Our network stations have up to one additional minute of commercial inventory per hour. The pricing is based on a rate card and negotiations subject to the supply and demand for the inventory in each particular market and the network.

Radio Competition

Radio broadcasting is a highly competitive business. The financial success of each of our radio stations and markets depends in large part on our audience ratings, our ability to increase our market share of overall radio advertising revenue and the economic health of the market. In addition, our advertising revenue depends upon the desire of advertisers to reach our audience demographic. Each of our radio stations competes for audience share and advertising revenue directly with both Spanish-language and English-language radio stations in its market, and with other media, such as newspapers, broadcast and cable television, magazines, outdoor advertising, satellite-delivered radio services and direct mail advertising. In addition, in certain markets we operate television stations that indirectly compete for local and national advertising revenue with our radio business. Our primary competitors in our markets in Spanish-language radio are Univision, Clear Channel Communications Inc. and Spanish Broadcasting System, Inc. Several of the companies with which we compete are large national or regional companies that have significantly greater resources and longer operating histories than we do.

Factors that are material to our competitive position include management experience, a station's rank in its market, signal strength and audience demographics. If a competing station within a market converts to a format similar to that of one of our stations, or if one of our competitors upgrades its stations, we could suffer a reduction in ratings and advertising revenue in that market. The audience ratings and advertising revenue of our individual stations are subject to fluctuation and any adverse change in certain of our key radio markets could have a material adverse effect on our operations.

The radio industry is subject to competition from new media technologies that are being developed or introduced, such as:

- audio programming by cable television systems, broadcast satellite-delivered radio services, cellular telephones, Internet content providers and other digital audio broadcast formats and playback mechanisms;

- satellite-delivered digital audio services with CD-quality sound—with both commercial-free and lower commercial load channels—which have expanded their subscriber base and recently have introduced dedicated Spanish-language channels (for example, Sirius XM Radio now provides eight Spanish-language channels, all commercial-free); and
- In-Band On-Channel™ digital radio, which could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional FM radio services.

While ultimately we believe that none of these new technologies can replace local broadcast radio stations, the challenges from new technologies will continue to require attention from management. In addition, we will continue to review potential opportunities to utilize such new technologies. For example, we have converted 21 of our stations (18 FM and 3 AM) to broadcast digital radio programming as well as analog programming, which we anticipate will allow us to provide additional content to our listeners.

Seasonality

Seasonal net broadcast revenue fluctuations are common in the television and radio broadcasting industry and are due primarily to fluctuations in advertising expenditures by local and national advertisers. Our first fiscal quarter generally produces the lowest net revenue for the year.

Material Trademarks, Trade Names and Service Marks

In the course of our business, we use various trademarks, trade names and service marks, including our logos and FCC call letters, in our advertising and promotions. We believe that the strength of our trademarks, trade names and service marks are important to our business and we intend to protect and promote them as appropriate. We do not hold or depend upon any material patent, government license, franchise or concession, except our broadcast licenses granted by the FCC.

Employees

As of December 31, 2008, we had approximately 1,035 full-time employees, including 711 full-time employees in television and 324 full-time employees in radio. As of December 31, 2008, five of our full-time television employees were represented by labor unions that have entered into collective bargaining agreements with us. We believe that our relations with these unions and with our employees generally are good.

Regulation of Television and Radio Broadcasting

General. The FCC regulates television and radio broadcast stations pursuant to the Communications Act of 1934. Among other things, the FCC:

- determines the particular frequencies, locations and operating power of stations;
- issues, renews, revokes and modifies station licenses;
- regulates equipment used by stations; and
- adopts and implements regulations and policies that directly or indirectly affect the ownership, changes in ownership, control, operation and employment practices of stations.

A licensee's failure to observe the requirements of the Communications Act or FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of renewal terms of less than eight years, the grant of a license renewal with conditions or, in the case of particularly egregious violations, the denial of a license renewal application, the revocation of an FCC license or the denial of FCC consent to acquire additional broadcast properties.

Congress and the FCC have had under consideration or reconsideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our television and radio stations, result in the loss of audience share and advertising revenue for our television and radio broadcast stations or affect our ability to acquire additional television and radio broadcast stations or finance such acquisitions. Such matters may include:

- changes to the license authorization process;
- proposals to impose spectrum use or other fees on FCC licensees;
- proposals to impose a performance tax on the music broadcast on commercial radio stations and the fees applicable to digital transmission of music on the Internet;
- proposals to change rules relating to political broadcasting including proposals to grant free airtime to candidates;
- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;
- proposals dealing with the broadcast of profane, indecent or obscene language and the consequences to a broadcaster for permitting such speech;
- technical and frequency allocation matters;
- modifications to the operating rules for digital television and radio broadcasting rules on both satellite and terrestrial bases;
- the implementation or modification of rules governing the carriage of local television signals by direct broadcast satellite services and cable television systems;
- changes in local and national broadcast multiple ownership, foreign ownership, cross-ownership and ownership attribution rules; and
- proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

We cannot predict what changes, if any, might be adopted, nor can we predict what other matters might be considered in the future, nor can we judge in advance what impact, if any, the implementation of any particular proposal or change might have on our business.

FCC Licenses. Television and radio stations operate pursuant to licenses that are granted by the FCC for a term of eight years, subject to renewal upon application to the FCC. During the periods when renewal applications are pending, petitions to deny license renewal applications may be filed by interested parties, including members of the public. The FCC may hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a "substantial and material question of fact" as to whether the grant of the renewal applications would be inconsistent with the public interest, convenience and necessity. However, the FCC is prohibited from considering competing applications for a renewal applicant's frequency, and is required to grant the renewal application if it finds:

- that the station has served the public interest, convenience and necessity;
- that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and
- that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

If as a result of an evidentiary hearing the FCC determines that the licensee has failed to meet the requirements for renewal and that no mitigating factors justify the imposition of a lesser sanction, the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. We have no reason to believe that our licenses will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of our stations' licenses could have a material adverse effect on our business.

Ownership Matters. The Communications Act requires prior consent of the FCC for the assignment of a broadcast license or the transfer of control of a corporation or other entity holding a license. In determining whether to approve an assignment of a television or radio broadcast license or a transfer of control of a broadcast licensee, the FCC considers a number of factors pertaining to the licensee including compliance with various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein, and the Communications Act's limitations on foreign ownership and compliance with the FCC rules and regulations.

To obtain the FCC's prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the FCC. If the application to assign or transfer the license involves a substantial change in ownership or control of the licensee, for example, the transfer or acquisition of more than 50% of the voting equity, the application must be placed on public notice for a period of 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If an assignment application does not involve new parties, or if a transfer of control application does not involve a "substantial" change in ownership or control, it is a pro forma application, which is not subject to the public notice and 30-day petition to deny procedure. The regular and pro forma applications are nevertheless subject to informal objections that may be filed any time until the FCC acts on the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC has an additional ten days to set aside such grant on its own motion. When ruling on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

Under the Communications Act, a broadcast license may not be granted to or held by persons who are not U.S. citizens, by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, or foreign governments or their representatives or by non-U.S. corporations. Thus, the licenses for our stations could be revoked if our outstanding capital stock is issued to or for the benefit of non-U.S. citizens in excess of these limitations. Our first restated certificate of incorporation restricts the ownership and voting of our capital stock to comply with these requirements.

The FCC generally applies its other broadcast ownership limits to "attributable" interests held by an individual, corporation or other association or entity. In the case of a corporation holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the stock of a licensee corporation are generally deemed attributable interests, as are positions as an officer or director of a corporate parent of a broadcast licensee.

Stock interests held by insurance companies, mutual funds, bank trust departments and certain other passive investors that hold stock for investment purposes only become attributable with the ownership of 20% or more of the voting stock of the corporation holding broadcast licenses.

A time brokerage agreement with another television or radio station in the same market creates an attributable interest in the brokered television or radio station as well for purposes of the FCC's local television or radio station ownership rules, if the agreement affects more than 15% of the brokered television or radio station's weekly broadcast hours. Likewise, a joint sales agreement involving radio stations creates a similar attributable interest for the broadcast station that is undertaking the sales function.

Debt instruments, non-voting stock, options and warrants for voting stock that have not yet been exercised, insulated limited partnership interests where the limited partner is not "materially involved" in the media-related activities of the partnership and minority voting stock interests in corporations where there is a single holder of more than 50% of the outstanding voting stock whose vote is sufficient to affirmatively direct the affairs of the corporation generally do not subject their holders to attribution.

However, the FCC also applies a rule, known as the equity-debt-plus rule, which causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority stockholder or other applicable exception to the FCC's attribution rules. Under this rule, a major programming supplier (any programming supplier that provides more than 15% of the station's weekly programming hours) or a same-market media entity will be an attributable owner of a station if the supplier or same-market media entity holds debt or equity, or both, in the station that is greater than 33% of the value of the station's total debt plus equity. For purposes of the equity-debt-plus rule, equity includes all stock, whether voting or nonvoting, and equity held by insulated limited partners in limited partnerships. Debt includes all liabilities, whether long-term or short-term.

Under the ownership rules currently in place, the FCC generally permits an owner to have only one television station per market. A single owner is permitted to have two stations with overlapping signals so long as they are assigned to different markets. The FCC's rules regarding ownership permit, however, an owner to operate two television stations assigned to the same market so long as either:

- the television stations do not have overlapping broadcast signals; or
- there will remain after the transaction eight independently owned, full power noncommercial or commercial operating television stations in the market and one of the two commonly-owned stations is not ranked in the top four based upon audience share.

The FCC will consider waiving these ownership restrictions in certain cases involving failing or failed stations or stations which are not yet built.

The FCC permits a television station owner to own one radio station in the same market as its television station. In addition, a television station owner is permitted to own additional radio stations, not to exceed the local radio ownership limits for the market, as follows:

- in markets where 20 media voices will remain, a television station owner may own an additional five radio stations, or, if the owner only has one television station, an additional six radio stations; and
- in markets where ten media voices will remain, a television station owner may own an additional three radio stations.

A "media voice" includes each independently-owned and operated full-power television and radio station and each daily newspaper that has a circulation exceeding 5% of the households in the market, plus one voice for all cable television systems operating in the market.

The FCC rules impose a limit on the number of television stations a single individual or entity may own nationwide.

The number of radio stations an entity or individual may own in a radio market is as follows:

- In a radio market with 45 or more commercial radio stations, a party may own, operate or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM).
- In a radio market with between 30 and 44 (inclusive) commercial radio stations, a party may own, operate or control up to seven commercial radio stations, not more than four of which are in the same service (AM or FM).
- In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate or control up to six commercial radio stations, not more than four of which are in the same service (AM or FM).

- In a radio market with 14 or fewer commercial radio stations, a party may own, operate or control up to five commercial radio stations, not more than three of which are in the same service (AM or FM), except that a party may not own, operate, or control more than 50% of the radio stations in such market.

Because of these multiple and cross-ownership rules, if a stockholder, officer or director of Entravision holds an "attributable" interest in Entravision, such stockholder, officer or director may violate the FCC's rules if such person or entity also holds or acquires an attributable interest in other television or radio stations or daily newspapers in such markets, depending on their number and location. If an attributable stockholder, officer or director of Entravision violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our broadcast business and may be unable to obtain FCC consents for certain future acquisitions.

On June 2, 2003, the FCC concluded a nearly two-year review of its media ownership rules. The FCC revised its national ownership policy, modified television and cross-ownership restrictions in a given market, and changed its methodology for defining radio markets. A number of parties appealed the FCC's June 2, 2003 decision. The United States Court of Appeals for the Third Circuit, in a decision reached on June 24, 2004, upheld certain of the Commission's actions while remanding others for further review by the FCC. In taking that action, the Court stayed the effectiveness of all of the FCC's actions but, in a subsequent decision, the Court permitted the FCC to implement the local radio multiple ownership rule changes that the Court had upheld. On December 18, 2007, the FCC concluded the proceeding, making only limited changes to the newspaper-broadcast cross-ownership rules.

The rules that have gone into effect amend the FCC's methodology for defining a radio market for the purpose of ownership caps. The FCC replaced its signal contour method of defining local radio markets in favor of a geographic market assigned by Arbitron, the private audience measurement service for radio broadcasters. For non-Arbitron markets, the FCC is conducting a rulemaking in order to define markets in a manner comparable to Arbitron's method. In the interim, the FCC will apply a "modified contour approach," to non-Arbitron markets. This modified approach will exclude any radio station whose transmitter site is more than 58 miles from the perimeter of the mutual overlap area. As for newspaper-broadcast cross-ownership, the Commission adopted a presumption that newspaper-broadcast ownership is consistent with the public interest in the top 20 television markets, while the presumption, in smaller markets, is that such cross-ownership is not consistent with the public interest, subject to certain exceptions.

With regard to the national television ownership limit, the FCC increased the national television ownership limit to 45% from 35%. Congress subsequently enacted legislation that reduced the nationwide cap to 39%. Accordingly, a company can now own television stations collectively reaching up to a 39% share of U.S. television households. Limits on ownership of multiple local television stations still apply, even if the 39% limit is not reached on a national level.

In establishing a national cap by statute, Congress did not make mention of the FCC's UHF discount policy, whereby UHF stations are deemed to serve only one-half of the population in their television markets. The FCC has decided that the Congressional action preempted it from altering the UHF discount policy.

As discussed above, Congress has already modified the nationwide television ownership cap and has considered legislation that would roll back the FCC's proposed changes. The FCC will undertake its next review of its ownership rules in 2010. Any actions by the FCC in the future regarding radio and/or television ownership may elicit further Congressional response.

The Communications Act requires broadcasters to serve the "public interest." The FCC has relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of certain types of programming responsive to the needs of a broadcast station's community of license. Nevertheless, a broadcast licensee continues to be required to present programming in response to community problems, needs and interests and to maintain certain records demonstrating its responsiveness. The FCC will consider complaints from the public about a broadcast station's programming when it evaluates the licensee's renewal application, but complaints also may be filed and considered at any time. Stations also must follow various FCC rules that regulate, among other things, political broadcasting, the broadcast of profane, obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries and technical operations.

The FCC requires that licensees must not discriminate in hiring practices. It has recently released new rules that will require us to adhere to certain outreach practices when hiring personnel for our stations and to keep records of our compliance with these requirements. On March 10, 2003, the FCC's new Equal Employment Opportunity rules went into effect. The rules set forth a three-pronged recruitment and outreach program for companies with five or more full-time employees that requires the wide dissemination of information regarding full-time vacancies, notification to requesting recruitment organizations of such vacancies, and a number of non-vacancy related outreach efforts such as job fairs and internships. Stations are required to collect various information concerning vacancies, such as the number filled, recruitment sources used to fill each vacancy, and the number of persons interviewed for each vacancy. While stations are not required to routinely submit information to the FCC, stations must place an EEO report containing vacancy-related information and a description of outreach efforts in their public file annually. Stations must submit the annual EEO public file report as part of their renewal applications, and television stations with five or more full-time employees and radio stations with more than ten employees also must submit the report midway through their license term for FCC review. Stations also must place their EEO public file report on their Internet websites, if they have one. Beyond our compliance efforts, the new EEO rules should not materially affect our operations. Failure to comply with the FCC's EEO rules could result in sanctions or the revocation of station licenses.

The FCC rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another radio station in the same broadcast service (that is, AM/AM or FM/FM). The simulcasting restriction applies if the licensee owns both radio broadcast stations or owns one and programs the other through a local marketing agreement, provided that the contours of the radio stations overlap in a certain manner.

"Must Carry" Rules. FCC regulations implementing the Cable Television Consumer Protection and Competition Act of 1992, or the Cable Act, require each full-service television broadcaster to elect, at three-year intervals beginning October 1, 1993, to either:

- require carriage of its signal by cable systems in the station's market, which is referred to as "must carry" rules; or
- negotiate the terms on which such broadcast station would permit transmission of its signal by the cable systems within its market which is referred to as "retransmission consent."

For the period commencing on January 1, 2009, we generally elected "retransmission consent" in notifying the Multichannel Video Programming Distributors (MVPDs) that carry our television programming in our television markets. We have engaged in negotiations with the MVPDs as to the terms of the carriage of our television stations and the compensation we will receive for granting such carriage rights, including through our national program supplier for Spanish-language programming, Univision Communications Inc., for our Univision- and TeleFutura-affiliated television stations.

Under the FCC's rules currently in effect, cable systems are only required to carry one signal from each local broadcast television station. As our stations begin broadcasting digital signals, the cable systems that carry our stations' analog signals will not be required to carry such digital signal until we discontinue our analog broadcasting. As an element of the retransmission consent negotiations described above, we are seeking to provide that our broadcast signal is available to our MVPD viewers, no matter whether they obtain their service in analog or digital modes.

The adoption of digital television service allows us to broadcast multiple streams of our programming, which is commonly referred to as multicasting. We are engaged in multicasting at a number of our stations. We do not expect that our multicast streams will be subject to carriage under our retransmission consent arrangements. We may be able to secure alternate arrangements for such carriage. However, at the present time, the availability of programming that appeal to the public and the economic viability of such programming is uncertain.

We expect to explore, subject to our legal rights to do so, and the economic opportunities available to us, the distribution of our programming in alternative modes, such as by delivery on the Internet and to individuals possessing wireless mobile reception devices.

Time Brokerage and Joint Sales Agreements. We have, from time to time, entered into time brokerage and joint sales agreements, generally in connection with pending station acquisitions, under which we are given the right to broker time on stations owned by third parties, or agree that other parties may broker time on our stations, or we or other parties sell broadcast time on a station, as the case may be. By using these agreements, we can provide programming and other services to a station proposed to be acquired before we receive all applicable FCC and other governmental approvals, or receive such programming and other services where a third party is better able to undertake programming and/or sales efforts.

FCC rules and policies generally permit time brokerage agreements if the station licensee retains ultimate responsibility for and control of the applicable station. We cannot be sure that we will be able to air all of our scheduled programming on a station with which we have time brokerage agreements or that we will receive the anticipated revenue from the sale of advertising for such programming.

Under the typical joint sales agreement, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately owned and licensed station in the same market. It also involves the provision by the selling party of certain sales, accounting and services to the station whose advertising is being sold. Unlike a time brokerage agreement, the typical joint sales agreement does not involve operating the station's program format.

As part of its increased scrutiny of television and radio station acquisitions, the Department of Justice has stated publicly that it believes that time brokerage agreements and joint sales agreements could violate the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if such agreements take effect prior to the expiration of the waiting period under such Act. Furthermore, the Department of Justice has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Antitrust Act and has challenged them in certain locations. The Department of Justice also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to television and radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. See "Risk Factors" below.

Digital Television Services. The FCC has adopted rules for implementing digital television service in the United States. Implementation of digital television will improve the technical quality of television signals and provide broadcasters the flexibility to offer new services, including high-definition television and broadband data transmission.

The FCC has established service rules and adopted a table of allotments for digital television. Under the table, certain eligible broadcasters with a full-service television station have been allocated a separate channel for digital television operation. We have implemented a phase-in of our digital television service and all of our full-service stations are providing digital signals. On February 1, 2006, the Congress passed legislation requiring that analog broadcast of full-service television stations cease on February 17, 2009, and it recently extended that termination date to June 12, 2009.

In extending the termination date, the Congress also authorized the FCC to allow broadcasters to terminate their analog operations in advance of the deadline. We have requested and received authority from the FCC to terminate the operations of five of our full-service television stations on February 17, 2009. Depending on the situation in individual markets and other concerns, we may elect to terminate the analog operations of other of our full-service television stations prior to June 12, 2009.

The FCC required full-power television stations in the United States to begin broadcasting a digital television, or DTV, signal by May 1, 2002. No such obligation has been applied to low-power television stations; we do, however, expect such a requirement to be enacted in the near future. The FCC has allocated an additional television channel to most such full-power station owners so that each full-power television station can broadcast a DTV signal on the additional channel while continuing to broadcast an analog signal on the station's original channel. As part of the transition from analog to DTV, full-power television station owners are required to stop broadcasting analog signals and relinquish their analog channels to the FCC no later than June 12, 2009. No termination date has yet been set for low-power stations.

FCC rules allowed us initially to satisfy the obligation for our full-power television stations to begin broadcasting a DTV signal by broadcasting a lower-powered signal that serves at least each full-power television station's applicable community of license. In most instances, this rule permitted us to install temporary DTV facilities of a lower power level, which does not require the degree of capital investment that we had anticipated would be necessary to meet the requirements of our stations' DTV authorizations. Our initial cost of converting our full-power stations to DTV, therefore, has been considerably lower than it would have been if we were required to operate immediately at the full signal strength provided for by our DTV authorizations.

We are currently broadcasting DTV signals on all but one of our full-power television stations pursuant to their FCC authorizations. In certain instances, we are operating at lower power than required. We expect to be in full compliance with the operating requirements within a short period of time. All on-air digital full-service stations currently must be simulcasting 100% of the video programming of their analog channels or their DTV channels. In certain cases, we are using our digital signals to broadcast additional programming streams, known as "multicasting."

The FCC has adopted rules to permit low-power stations to operate on a paired or stand-alone basis in digital service. We have recently applied for and secured authority for certain of our low-power stations to have paired operations. We have also, in certain cases, requested authority to "flash cut" certain of our low-power stations to digital service. In those markets where no spectrum was available for paired operations, we will make a decision to switch individual stations from analog to digital service based on the viewing patterns of our viewers and the discontinuance of analog broadcast transmissions by full-service television stations.

Equipment and other costs associated with the transition to digital television, including the necessity of temporary dual-mode operations and the relocation of stations from one channel to another, have imposed some near-term financial costs on our television stations providing the services. The potential also exists for new sources of revenue to be derived from use of the digital spectrum, which we have begun to explore in certain of our markets. We cannot predict the overall effect the transition to digital television might have on our business.

Digital Radio Services. The FCC has adopted standards for authorizing and implementing terrestrial digital audio broadcasting technology, known as In-Band On-Channel™ or HD Radio, for radio stations. Digital audio broadcasting's advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. This technology permits FM and AM stations to transmit radio programming in both analog and digital formats, or in digital only formats, using the bandwidth that the radio station is currently licensed to use. We have elected and commenced the process of rolling out this technology on a gradual basis owing to the absence of receivers equipped to receive such signals and are considering its merits as well as its costs. It is unclear what effect such technology will have on our business or the operations of our radio stations.

Radio Frequency Radiation. The FCC has adopted rules limiting human exposure to levels of radio frequency radiation. These rules require applicants for renewal of broadcast licenses or modification of existing licenses to inform the FCC whether the applicant's broadcast facility would expose people to excessive radio frequency radiation. We currently believe that all of our stations are in compliance with the FCC's current rules regarding radio frequency radiation exposure.

Satellite Digital Audio Radio Service. The FCC has allocated spectrum to a new technology, satellite digital audio radio service, to deliver satellite-based audio programming to a national or regional audience. The FCC has licensed two entities, XM Radio, Inc. and Sirius Satellite Radio, Inc., to provide this service. The nationwide reach of the satellite digital audio radio service allows niche programming aimed at diverse communities that we are targeting. The two entities recently merged after received authority to do so in a proceeding that we opposed. We are not certain what the impact on our stations of the merger. In connection with the approval of the merger, the FCC required that the merged entity set aside certain of its channels for service to minority group audiences. We have informed the merged entity that we are prepared to provide such service, so long as the terms as acceptable to us. We have not had any discussions with the merged entity and are awaiting a decision from the FCC how the commitment for such minority group service is to be effectuated.

Low-Power Radio Broadcast Service. The FCC has created a low-power FM radio service and has granted a limited number of construction permits for such stations. The low-power FM service consists of two classes of radio stations, with maximum power levels of either 10 watts or 100 watts. The 10-watt stations will reach an area with a radius of between one and two miles, and the 100-watt stations reach an area with a radius of approximately three and one-half miles. The low-power FM stations are required to protect other existing FM stations, as currently required of full-powered FM stations.

The low-power FM service is exclusively non-commercial. To date, our stations have not suffered any technical interference to our stations' signals. Due to current technical restrictions and the non-commercial ownership requirement for low-power FM stations, we have not found that low-power FM service has caused any detrimental economic impact on our stations as well.

Other Proceedings. The Satellite Home Viewer Improvement Act of 1999, or SHVIA, allows satellite carriers to deliver broadcast programming to subscribers who are unable to obtain television network programming over the air from local television stations. Congress in 1999 enacted legislation to amend the SHVIA to facilitate the ability of satellite carriers to provide subscribers with programming from local television stations. Any satellite company that has chosen to provide local-into-local service must provide subscribers with all of the local broadcast television signals that are assigned to the market and where television licensees ask to be carried on the satellite system. We have taken advantage of this law to secure carriage of our full-service stations in those markets where the satellite operators have implemented local-into-local service. When the SHVIA expired in 2004 and Congress adopted the Satellite Home Viewer Extension and Reauthorization Act of 2004, or SHVERA. SHVERA extended the ability of satellite operators to implement local-into-local service. SHVERA is due to expire in 2009; we believe that Congress may consider extending SHVERA and may make further changes in the law. We do not know what the impact of any such legislation, or changes to such legislation, will be on our operations. The FCC is in the process of requiring television stations to disclose additional information on their compliance with public service obligations, considering the local service obligations of broadcasters, and promoting greater diversity during among broadcasters. We do not expect any material impact on our business from such proposed or adopted rules. Please see "Risk Factors" below.

ITEM 1A. RISK FACTORS

We have a history of losses that, if continued, could adversely affect the market price of our securities and our ability to raise capital.

We had net losses of approximately $487.9 million, $43.1 million and $134.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. If we cannot generate profits in the future, our failure to do so could adversely affect the market price of our securities, which in turn could adversely affect our ability to raise additional equity capital or to incur additional debt.

If we cannot raise required capital, we may have to reduce or curtail certain existing operations.

We may require significant additional capital for general working capital and debt service needs. If our cash flow and existing working capital are not sufficient to fund our general working capital and debt service requirements, we will have to raise additional funds by selling equity, refinancing some or all of our existing debt or selling assets or subsidiaries. None of these alternatives for raising additional funds may be available on acceptable terms to us or in amounts sufficient for us to meet our requirements. In addition, our ability to raise additional funds and engage in acquisitions is limited by the terms of the amended credit facility agreement. Our failure to obtain any required new financing may, if needed, require us to reduce or curtail certain existing operations.

Our substantial level of debt could limit our ability to grow and compete.

As of December 31, 2008, we had $403.5 million of debt outstanding under our syndicated bank credit facility. A significant portion of our cash flow from operations is and will continue to be used to service our debt obligations, and our ability to obtain additional financing is limited by the terms of the amended credit facility agreement. We may not have sufficient future cash flow to meet our debt payments, or we may not be able to refinance any of our debt at maturity. We have pledged substantially all of our assets to our lenders as collateral. Our lenders could proceed against the collateral to repay outstanding indebtedness if we are unable to meet our debt service obligations. If the amounts outstanding under our amended credit facility agreement are accelerated, our assets may not be sufficient to repay in full the money owed to such lenders.

Our substantial indebtedness could have important consequences to our business, such as:

- preventing us, under the terms of the amended credit facility agreement, from obtaining additional financing to grow our business and compete effectively;
- limiting our ability, as a practical matter, to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy or other purposes; and
- placing us at a disadvantage compared to those of our competitors who have less debt.

The amended credit facility agreement contains various covenants that limit management's discretion in the operation of our business and could limit our ability to grow and compete.

The amended credit facility agreement governing our syndicated bank credit facility contains various provisions that limit our ability to:

- incur additional debt and issue preferred stock;
- pay dividends and make other distributions;
- make investments, capital expenditures and other restricted payments;
- create liens;
- acquire or sell assets;
- continue to repurchase our stock under our publicly-announced stock repurchase program, and otherwise, except in a limited circumstance; and
- enter into certain transactions with affiliates.

These provisions restrict our management's ability to operate our business in accordance with management's discretion and could limit our ability to do a number of things, including growing and competing effectively.

Moreover, if we fail to comply with any of the financial covenants or ratios under our amended credit facility agreement, our lenders could:

- elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest; and/or
- terminate their commitments, if any, to make further extensions of credit.

Any such action by our lenders would have a material adverse effect on our overall business and financial condition.

We are continuing to experience declining net revenue and net losses, primarily as a result of the global financial crisis and recession. Were these factors to continue for an extended period of time, our ability to comply with our amended credit facility agreement, including financial covenants and ratio, and continue to operate our business as it is presently conducted could be jeopardized.

We reported a net loss of $487.9 million and had positive cash flow from operations of $44.2 million for the year ended December 31, 2008. Additionally, as of December 31, 2008, we had an accumulated deficit of $822.0 million. If we were to experience continuing net losses and further declining net revenue beyond the amounts we have budgeted for 2009, there could be an adverse effect on our liquidity and capital resources, including but not limited to our failure to comply with the financial covenants or ratios under our amended credit facility agreement. In addition, if events or circumstances occur such that we were not able to generate positive cash flow and operate our business as it is presently conducted, we may be required to obtain a further amendment to our amended credit facility agreement, seek a waiver from our banks if we are unable to comply with our financial covenants or ratios, refinance our existing debt, divest non-core assets or operations and/or obtain additional equity or debt financing. There is no assurance that any such transactions could be consummated on terms satisfactory to us or at all. Any default under our amended credit facility agreement, inability to renegotiate such agreement if required, obtain additional financing if needed, or obtain waivers for any failure to comply with financial covenants and ratios would have a material adverse effect on our overall business and financial condition.

The current global financial crisis and recession may have an adverse impact on our industry, business, results of operations or financial position.

The continuation or worsening of the current global financial crisis and recession could have an adverse effect on the fundamentals of our business, results of operations and/or financial position. These current economic conditions could have a negative impact on our industry or the industry of those customers who advertise on our stations, including, among others, the automotive, services, telecommunications, travel and restaurant industries, which provide a significant amount of our advertising revenue. There can be no assurance that we will not experience any further material adverse effect on our business as a result of the current economic conditions or that the actions of the United States Government, Federal Reserve or other governmental and regulatory bodies for the reported purpose of stabilizing the economy or financial markets will achieve their intended effect. Additionally, some of these actions may adversely affect financial institutions, capital providers, advertisers or other consumers or our financial condition, results of operations or the trading price of our securities. Potential consequences of the continuing current global financial crisis and recession include:

- the financial condition of companies that advertise on our stations, including, among others, those in the automotive, services, telecommunications, travel and restaurant industries, which may file for bankruptcy protection or face severe cash flow issues, may result in a further significant decline in our advertising revenue;
- our ability to borrow capital on terms and conditions that we find acceptable, or at all, may be limited, which could limit our ability to refinance our existing debt;
- our ability to pursue the acquisition or divestiture of television or radio assets may be limited, both as a result of these factors and, with respect to acquisitions, limitations contained in the amended credit facility agreement;

- the possibility that our business partners such as our counterparties to our outsourcing and new share arrangements could be negatively impacted and our ability to maintain these business relationships;
- the possible further impairment of some or all of the value of our syndicated programming, goodwill and other intangible assets, including our broadcast licenses; and
- the possibility that one or more of the lenders under our bank credit facility could refuse to fund its commitment to us or could fail, and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Our advertising revenue can vary substantially from period to period based on many factors beyond our control. This volatility affects our operating results and may reduce our ability to repay indebtedness or reduce the market value of our securities.

We rely on sales of advertising time for most of our revenues and, as a result, our operating results are sensitive to the amount of advertising revenue we generate. If we generate less revenue, it may be more difficult for us to repay our indebtedness and the value of our business may decline. Our ability to sell advertising time depends on:

- the levels of advertising, which can fluctuate between and among industry groups and in general, based on industry and general economic conditions;
- the health of the economy in the area where our television and radio stations are located and in the nation as a whole;
- the popularity of our programming and that of our competition;
- changes in the makeup of the population in the areas where our stations are located;
- the activities of our competitors, including increased competition from other forms of advertising-based mediums, such as other broadcast television stations, radio stations, MVPDs and internet and broadband content providers serving in the same markets; and
- other factors that may be beyond our control.

The relative lack of political advertising in 2009 and the continued anticipated further deterioration of the U.S. and other nation's economies, such as Mexico, will likely result in a further significant decrease in our advertising revenue for 2009, which in turn will likely have an adverse impact on our business and results of operations.

Recent global economic turmoil may affect our financial performance or our ability to forecast our business with accuracy.

Our operations and performance depend significantly on U.S. and, to a lesser extent, international economic conditions and their impact on purchases of advertising by our customers. As a result of the ongoing global financial crisis, which is being experienced on a broad and extensive scope and scale, and the continuing recession in the United States, general economic conditions deteriorated significantly throughout 2008, have continued to deteriorate significantly further since the end of 2008 and may continue to deteriorate or remain depressed for the foreseeable future. Throughout 2008, we experienced a significant slowing of customer demand for advertising commitments in both our television and radio segments. We expect to continue to experience decreased demand for advertising during this volatile economic period, as our customers alter their purchasing activities in response to this economic uncertainty, and, among other things, our customers may change or scale back future purchases of advertising. This uncertainty and volatility may affect our ability to prepare accurate financial forecasts or meet specific forecasted results. It is currently unclear as to what overall effect the current economic conditions and uncertainties will continue to have on the marketplace and our future business. If we are unable to adequately respond to or forecast further changes in demand for advertising if current economic conditions persist or continue to deteriorate, our results of operations, financial condition and business prospects may be materially and adversely affected.

Cost savings measures that we implemented in 2008 and additional cost saving measures that we intend to implement during 2009 may have an uncertain impact on our business.

In response to declining revenue during 2008, primarily as a result of decreased advertising during the global financial crisis and recession, we implemented significant cost-saving measures the fourth quarter of 2008, including personnel reductions and reductions in executive bonuses, employee benefits, general corporate expenses and capital expenditures. As a result of management's budgeting process for 2009, taking into consideration the further rapid deterioration of the economy due to the continuing global financial crisis and ongoing recession, we will implement significant additional cost-saving measures beginning in April 2009. These cost saving measures will include, among other things, reductions in certain salary expenses, promotional expenses for both of our television and radio segments, certain bonuses, general corporate expenses and capital expenditures. We will continue to evaluate the extent and effectiveness of our cost-saving measures based on changing future economic conditions and our achieving or not achieving 2009 budgeted revenues, and intend to take additional measures if and as circumstances warrant. While we believe that the cost-saving measures we have already implemented, together with additional cost-savings measures that we will take in 2009 and may take in future periods, will allow us to continue to operate our business effectively and continue to comply with the financial covenants and ratios under our amended credit facility agreement, it is not possible to predict what effects, if any, such cost-saving measures may have on our business as a whole or our ability to continue to comply with the requirements of our amended credit facility agreement.

The terms of any additional equity or convertible debt financing could contain terms that are superior to the rights of our existing security holders.

Depending upon our future results of operations, ability to further reduce costs as necessary and comply with our financing agreements, including financial covenants and ratios, we may require additional equity or debt financing. If future funds are raised through issuance of stock or convertible debt, these securities could have rights, privileges or preference senior to those of common stock. The sale of additional equity securities or securities convertible into or exchangeable for equity securities could also result in dilution to our current shareholders. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all.

Any failure to maintain our FCC broadcast licenses could cause a default under our syndicated bank credit facility and cause an acceleration of our indebtedness.

Our syndicated bank credit facility requires us to maintain our FCC licenses. If the FCC were to revoke any of our material licenses, our lenders could declare all amounts outstanding under the syndicated bank credit facility to be immediately due and payable. If our indebtedness is accelerated, we may not have sufficient funds to pay the amounts owed.

Cancellations or reductions of advertising could adversely affect our results of operations.

We do not obtain long-term commitments from our advertisers, and advertisers may cancel, reduce or postpone orders without penalty. We have experienced cancellations, reductions or delays in purchases of advertising from time to time in the past and more regularly during the global financial crisis and recession. These have affected, and could continue to affect, our revenue and results of operations, especially if we are unable to replace such advertising purchases. Many of our expenses are based, at least in part, on our expectations of future revenue and are therefore relatively fixed once budgeted. Therefore, weakness in advertising sales would adversely impact both our revenue and our results of operations.

We have a significant amount of goodwill and other intangible assets and we may never realize the full value of our intangible assets. We have recently recorded impairments of our television and radio assets.

Goodwill and intangible assets totaled $375 million and $981 million at December 31, 2008 and 2007, respectively, primarily attributable to acquisitions in recent years. At the date of these acquisitions, the fair value of the acquired goodwill and intangible assets equaled its book value. At least annually, we test our goodwill and indefinite lived intangible assets for impairment. Impairment may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws and regulations, including changes that restrict the activities of or affect the products or services sold by our businesses and a variety of other factors.

In the third quarter of 2008, we determined that our radio reporting unit carrying value exceeded its fair value for which we recognized a goodwill impairment charge of $54 million. At that time, we also determined that the carrying values of certain radio and television FCC licenses exceeded their fair values and we recognized impairment charges of $332 million and $54 million, respectively. In the fourth quarter of 2008, we had an additional impairment charge of $79 million of goodwill in our radio reporting unit, $81 million of our radio FCC licenses, $5 million of our television FCC licenses and $5 million of our television syndicated programming contracts, or a total of $610 million for the year ended December 31, 2008. Appraisals of any of our reporting units or changes in estimates of our future cash flows could affect our impairment analysis in future periods and cause us to record either an additional expense for impairment of assets previously determined to be impaired or record an expense for impairment of other assets. Depending on future circumstances, we may never realize the full value of our intangible assets. Any determination of impairment of our goodwill or other intangibles could have an adverse effect on our financial condition and results of operations.

Goodwill and indefinite life intangible assets are tested annually on October 1 for impairment, or more frequently if events or changes in circumstances indicate that our assets might be impaired. Such circumstances may include, among other things, a further significant decrease in our revenues, decrease in prevailing broadcast transaction multiples, deterioration in broadcasting industry revenues, adverse market conditions, and a further significant decrease in our market capitalization. Appraisals of any of our reporting units or changes in estimates of our future cash flows could affect our impairment analysis in future periods and cause us to record either an additional expense for impairment of assets previously determined to be impaired or record an expense for impairment of other assets. Depending on future circumstances, we may never realize the full value of our intangible assets. Any determination of impairment of our goodwill or other intangibles could have an adverse effect on our financial condition and results of operations.

We have been notified that we do not currently comply with a certain NYSE continued listing requirement.

On December 15, 2008, we received notice from the NYSE that we have fallen below the continued listing standard regarding price criteria for capital or common stock. The relevant standard requires that a listed company's common stock have a minimum average closing price of $1.00 per share during any consecutive 30-day trading period. Under the NYSE's rules, we have six months from the date of the notice for our average closing share price to rise above $1.00 for the 30 trading days preceding the end of the period. Subsequent to receiving this notice, we have been further advised that the NYSE has suspended the $1.00 minimum price requirement on a temporary basis, initially through June 30, 2009. If we are unable to comply with this requirement by the relevant deadline, our common stock could be delisted by the NYSE.

Additionally, another continued listing requirement of the NYSE requires a listed company to maintain a global market capitalization of at least $25 million over any 30-day trading period. This threshold has recently been lowered temporarily by the NYSE to $15 million until June 30, 2009. If a listed company does not comply with the global market capitalization listing requirement, its stock will likely be delisted by the NYSE. As of the date of the filing of this report, our global market capitalization was greater than $15 million but less than $25 million.

We are currently considering various actions we may take in order to comply with the NYSE's continued listing requirements, but as of the date of the filing of this report, we have not made any decisions regarding any such actions. There can be no assurance that we can continue to comply with the listing requirements of the NYSE. We cannot at this time anticipate what the effect of a delisting from the NYSE might be; however, among other things, it could adversely affect our ability to raise capital or the terms, if any, for any equity or debt financings that might be available to us.

Univision's ownership of our Class U common stock may make some transactions difficult or impossible to complete without Univision's support.

Univision is the holder of all of our issued and outstanding Class U common stock. Although the Class U common stock has limited voting rights and does not include the right to elect directors, Univision does have the right to approve any merger, consolidation or other business combination involving our company, any dissolution of our company and any assignment of the FCC licenses for any of our Univision-affiliated television stations. Univision's ownership interest may have the effect of delaying, deterring or preventing a change in control of our company and may make some transactions more difficult or impossible to complete without Univision's support.

Univision's future divestiture of a portion of its equity interest in our company could adversely affect the market price of our securities.

Univision currently owns approximately 15% of our common stock on a fully-converted basis. As of December 31, 2005, Univision owned approximately 30% of our common stock on a fully-converted basis. In connection with its merger with Hispanic Broadcasting Corporation in September 2003, Univision entered into an agreement with the U.S. Department of Justice, or DOJ, pursuant to which Univision agreed, among other things, to ensure that its percentage ownership of our company would not exceed 10% by March 26, 2009. Univision's required divestiture of a significant portion of its remaining equity interest in our company, whether in a single transaction or a series of transactions, could depress the market value of our Class A common stock.

Our television ratings and revenue could decline significantly if our affiliation relationship with Univision or Univision's programming success changes in an adverse manner.

If our affiliation relationship with Univision changes in an adverse manner, or if Univision's programming success diminishes or its financial condition is adversely affected by the continuing global financial crisis and ongoing recession, or otherwise, our ability to generate television advertising revenue on which our television business depends could be negatively affected. Univision's ratings might decline or Univision might not continue to provide programming, marketing, available advertising time and other support to its affiliates on the same basis as currently provided. If Univision were to stop providing programming to us for any reason, and we were unable to obtain replacement programming of comparable quality, it could have a material adverse effect on our business and results of operations. Additionally, by aligning ourselves closely with Univision, we might forego other opportunities that could diversify our television programming and avoid dependence on Univision's television networks. Univision's relationships with Televisa and Venevision are important to Univision's, and consequently our, continued success. If Televisa were to stop providing programming to Univision for any reason, and Univision were unable to provide us with replacement programming of comparable quality, it could have a material adverse effect on our business and results of operations.

Because three of our directors and officers, and stockholders affiliated with them, hold the majority of our voting power, they can ensure the outcome of most matters on which our stockholders vote.

As of December 31, 2008, Walter F. Ulloa, Philip C. Wilkinson and Paul Zevnik together hold approximately 83% of the combined voting power of our outstanding shares of common stock. Each of Messrs. Ulloa, Wilkinson and Zevnik is a member of our board of directors, and Messrs. Ulloa and Wilkinson also serve as executive officers of our company. In addition to their shares of our Class A common stock, collectively they own all of the issued and outstanding shares of our Class B common stock, which have ten votes per share on any matter subject to a vote of the stockholders. Accordingly, Messrs. Ulloa, Wilkinson and Zevnik have the ability to elect each of the members of our board of directors. Messrs. Ulloa, Wilkinson and Zevnik have agreed contractually to vote their shares to elect themselves as directors of our company. Messrs. Ulloa, Wilkinson and Zevnik, acting in concert, also have the ability to control the outcome of most matters requiring stockholder approval. This control may discourage certain types of transactions involving an actual or potential change of control of our company, such as a merger or sale of the company.

Stockholders who desire to change control of our company may be prevented from doing so by provisions of our second amended and restated certificate of incorporation and the amended credit facility agreement governing our syndicated bank credit facility. In addition, other agreements contain provisions that could discourage a takeover.

Our second amended and restated certificate of incorporation could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. The provisions of our certificate of incorporation could diminish the opportunities for a stockholder to participate in tender offers. In addition, under our certificate of incorporation, our board of directors may issue preferred stock on terms that could have the effect of delaying or preventing a change in control of our company. The issuance of preferred stock could also negatively affect the voting power of holders of our common stock. The provisions of our certificate of incorporation may have the effect of discouraging or preventing an acquisition or sale of our business.

In addition, the credit agreement governing our syndicated bank credit facility contains limitations on our ability to enter into a change of control transaction. Under this agreement, the occurrence of a change of control, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of our outstanding indebtedness.

Displacement of any of our low-power television stations could cause our ratings and revenue for any such station to decrease.

A significant portion of our television stations is licensed by the FCC for low-power service only. Our low-power television stations operate with less power and coverage than our full-power stations. The FCC rules under which we operate provide that low-power television stations are treated as a secondary service. If any or all of our low-power stations are found to cause interference to full-power stations, we would be required to eliminate the interference or terminate service. As a result of the FCC's initiation of digital television service and actions by Congress to reclaim broadcast spectrum, channels 52-69, previously used for broadcasting, will be cleared and put up for auction generally to wireless services or assignment to public safety services. In a few urban markets where we operate, including Washington, D.C. and San Diego, there are a limited number of alternative channels to which our low-power television stations could migrate as they are displaced by full-power digital broadcasters and non-broadcast services. If we are unable to move the signals of our low-power television stations to replacement channels to the extent legally required, or such channels do not permit us to maintain the same level of service, we may be unable to maintain the viewership these stations currently have, which could harm our ratings and advertising revenue or, in the worst case, cause us to discontinue operations at these low-power television stations.

The FCC requirement for us to convert to digital television may not result in commercial benefit unless there is sufficient consumer demand.

Until commercial demand for digital television services increases, these digital operations may not prove commercially beneficial. Our stations may continue to broadcast analog signals until the June 12, 2009 deadline for conversion to digital-only operations. Once broadcast television becomes digital-only, we expect that sufficient demand will exist.

Because our full-service television stations rely on "retransmission consent" rights to obtain cable carriage, new laws or regulations that eliminate or limit the scope of our cable carriage rights could have a material adverse impact on our television operations.

We no longer rely on "must carry" rights to obtain the retransmission of our full-service television stations on MVPDs. We are now engaged, through our network program supplier, in negotiating retransmission consent agreements, pursuant to which we could secure consideration in return for the carriage of our broadcast signals by cable television. Until the completion of these negotiations, we are uncertain as to what MVPDs will carry our stations, the terms and conditions of our stations' carriage and the compensation we might receive. New laws or regulations could affect retransmission consent rights and the negotiating process between broadcasters and MVPDs.

Our low-power television stations do not have cable "must carry" rights. Some of our low-power television stations are carried on cable systems as they provide broadcast programming the cable systems desire and are part of the retransmission consent negotiations we are currently engaged in. Where MVPDs are not contractually required to carry our low-power stations, we may face future uncertainty with respect to the availability of cable carriage for our low-power stations.

Carriage of our signals on direct broadcast satellite services is subject to direct broadcast satellite companies providing local broadcast signals in the television markets we serve and our decision as to the terms upon which our signals will be carried.

The Satellite Home Viewer Improvement Act of 1999, or SHVIA, allowed DBS television companies, which are currently DirecTV and EchoStar/Dish Network, for the first time to transmit local broadcast television station signals back to their subscribers in local markets. In exchange for this privilege, however, SHVIA required that in television markets in which a DBS company elects to pick up and retransmit any local broadcast station signals, the DBS provider must also offer to its subscribers signals from all other qualified local broadcast television stations in that market. Our broadcast television stations in markets for which DBS operators have elected to carry local stations have sought to qualify for carriage under this "carry one/carry all" rule.

SHVIA expired in 2004 and Congress adopted the Satellite Home Viewer Extension and Reauthorization Act of 2004, or SHVERA, which expires in 2009. The SHVERA legislation extended the "carry one/carry all" rule. In that we have decided to secure our carriage on DBS through retransmission consent agreements, the "carry one/carry all" rule no longer is relevant to us.

The FCC's new ownership rules could lead to increased market power for our competitors.

On June 2, 2003, the FCC revised its national ownership policy, modified television and cross-ownership restrictions, and changed its methodology for defining radio markets. Ultimately, the only rules that were adopted were those dealing with the determination of the number of local radio stations in local radio markets and loosening the limitations on newspaper-broadcast cross-ownership. Congress has also indicated its concern over the FCC's new rules and legislation has been considered to restrict the changes. To date, however, only a reduction in the nationwide television cap, to 39% of the viewing public, has been the subject of federal legislation. Accordingly, the impact of changes in the FCC's restrictions on how many stations a party may own, operate and/or control and on our future acquisitions and competition from other companies is limited, but, in connection with local radio ownership and newspaper-broadcast cross-ownership, could result in our competitors' (including newspaper owners') ability to increase their presence in the markets in which we operate.

Available Information

We make available free of charge on our corporate website, *www.entravision.com*, the following reports, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC:

- our annual report on Form 10-K;
- our quarterly reports on Form 10-Q; and
- our current reports on Form 8-K.

The information on our website is not, and shall not be deemed to be, a part of this report or incorporated by reference into this or any other filing we make with the SEC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Santa Monica, California. We lease approximately 16,000 square feet of space in the building housing our corporate headquarters under a lease expiring in 2012. We also lease approximately 38,000 square feet of space in the building housing our radio network headquarters in Los Angeles, California, under a lease expiring in 2016.

The types of properties required to support each of our television and radio stations typically include offices, broadcasting studios and antenna towers where broadcasting transmitters and antenna equipment are located. The majority of our office, studio and tower facilities are leased pursuant to long-term leases. We also own the buildings and/or land used for office, studio and tower facilities at certain of our television and/or radio properties. We own substantially all of the equipment used in our television and radio broadcasting business. We believe that all of our facilities and equipment are adequate to conduct our present operations. We also lease certain facilities and broadcast equipment in the operation of our business. See Note 9 to Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

We currently and from time to time are involved in litigation incidental to the conduct of our business, but we are not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock has been listed and traded on The New York Stock Exchange since August 2, 2000 under the symbol "EVC." The following table sets forth the range of high and low sales prices reported by The New York Stock Exchange for our Class A common stock for the periods indicated:

	High	Low
Year Ended December 31, 2007		
First Quarter	$ 9.99	$7.60
Second Quarter	$10.79	$9.05
Third Quarter	$11.25	$7.37
Fourth Quarter	$10.71	$6.70
Year Ending December 31, 2008		
First Quarter	$ 7.84	$5.47
Second Quarter	$ 7.46	$3.66
Third Quarter	$ 4.04	$2.61
Fourth Quarter	$ 3.37	$0.50

As of March 2, 2009, there were approximately 128 holders of record of our Class A common stock. We believe that the number of beneficial owners of our Class A common stock substantially exceeds this number.

Performance Graph

The following graph, which was produced by Research Data Group, Inc., depicts our quarterly performance for the period from December 31, 2002 through December 31, 2008, as measured by total stockholder return on our Class A common stock compared with the total return of the S&P 500 Index and the S&P Broadcasting & Cable TV Index. Upon request, we will furnish to stockholders a list of the component companies of such indices.

We caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

The graph below matches Entravision Communications Corporation's cumulative 5-year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the S&P Broadcasting & Cable TV index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2003 to 12/31/2008.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ENTRAVISION COMMUNICATIONS CORPORATION,
THE S&P 500 INDEX AND THE S&P BROADCASTING INDEX


DOLLARS
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
3/04
6/04
9/04
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
3/08
6/08
9/08
12/08


Entravision Communications Corporation
S&P 500
S&P Broadcasting

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/03	3/04	6/04	9/04	12/04	3/05	6/05	9/05	12/05	3/06
Entravision Communications Corporation	100.00	80.81	69.19	68.56	75.23	79.91	70.18	70.90	64.14	82.52
S&P 500	100.00	101.69	103.44	101.51	110.88	108.50	109.98	113.95	116.33	121.22
S&P Broadcasting	100.00	87.80	83.40	80.59	91.11	92.18	84.29	82.26	76.05	75.33

	6/06	9/06	12/06	3/07	6/07	9/07	12/07	3/08	6/08	9/08	12/08
Entravision Communications Corporation	77.21	67.03	74.05	84.14	93.96	83.06	70.54	60.00	36.22	24.23	14.05
S&P 500	119.48	126.25	134.70	135.57	144.08	147.00	142.10	128.68	125.17	114.70	89.53
S&P Broadcasting	88.26	95.27	109.50	103.37	111.02	101.63	84.58	83.37	84.16	80.61	47.19

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Dividend Policy

We have never declared or paid any cash dividends on any class of our common stock. We currently intend to retain all future earnings, if any, to fund the development and growth of our business and do not anticipate paying any cash dividends on any class of our common stock in the foreseeable future. In addition, our syndicated bank credit facility restricts our ability to pay dividends on any class of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding outstanding options and shares reserved for future issuance under our equity compensation plans as of December 31, 2008:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders:			
Incentive Stock Plans (1)	10,049,155(2)	$11.06(3)	11,450,845
Employee Stock Purchase Plan	N/A(4)	N/A(4)	3,905,264
Equity compensation plans not approved by security holders	—	—	—
Total	10,049,155	$11.06	15,356,109

(1) Represents information with respect to both our 2000 Omnibus Equity Incentive Plan and our 2004 Equity Incentive Plan. No options, warrants or rights have been issued other than pursuant to these plans.
(2) Includes an aggregate of 1,740,800 restricted stock units.
(3) Weighted average exercise price of outstanding options; excludes restricted stock units.
(4) Our 2001 Employee Stock Purchase Plan permits full-time employees to have payroll deductions made to purchase shares of our Class A common stock during specified purchase periods. The purchase price is the lower of 85% of (1) the fair market value per share of our Class A common stock on the last business day before the purchase period begins and (2) the fair market value per share of our Class A common stock on the last business day of the purchase period. Consequently, the price at which shares will be purchased for the purchase period currently in effect is not known.

Issuer Purchases of Equity Securities

Pursuant to a stock repurchase plan authorized by the Board of Directors on November 1, 2006, we repurchased a total of 13.0 million shares of Class A common stock for $100 million, the maximum amount authorized by the Board of Directors under this plan.

On April 7, 2008, the Board of Directors approved the repurchase of an additional $100 million of our Class A common stock from time to time in open market transactions at prevailing market prices, block trades and private repurchases. We have financed stock repurchases with available cash on hand and cash provided by operations.

Under this new plan, we purchased 7.4 million shares of Class A common stock for approximately $19.8 million during the year ended December 31, 2008.

We purchased a total of 20.4 million shares of Class A common stock for approximately $119.8 million under both plans from inception though December 31, 2008.

Under the terms of the amended credit facility agreement, we are prevented from making future repurchases of our Class A common stock except under a limited circumstance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" below.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program (in thousands)
October 1, 2008 to October 31, 2008	933,290	$2.01	933,290	$82,493
November 1, 2008 to November 31, 2008	901,902	$1.18	901,902	$81,427
December 1, 2008 to December 31, 2008	1,417,023	$0.87	1,417,023	$80,195
Quarter ended December 31, 2008	3,252,215	$1.28	3,252,215	$80,195

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data set forth below with respect to our consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 and with respect to our consolidated balance sheets as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements which are included elsewhere herein. The consolidated statement of operations data for the years ended December 31, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements not included herein. The consolidated statement of operations data for all prior periods has been reclassified to reflect the outdoor operations as discontinued operations (see Note 1 to Notes to Consolidated Financial Statements).

The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with both, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this annual report on Form 10-K and the consolidated statements and the notes to those consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data" of this annual report on Form 10-K.

(In thousands, except share and per share data)

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Statements of Operations Data:					
Net revenue	$ 232,335	$ 250,046	$ 255,134	$ 246,766	$ 228,105
Direct operating expenses	100,801	99,608	98,306	96,195	90,680
Selling, general and administrative expenses	43,709	44,267	46,260	46,834	44,832
Corporate expenses	17,117	17,353	17,520	16,255	15,164
Gain on sale of assets	—	—	(26,160)	—	(3,487)
Depreciation and amortization	23,412	22,565	21,769	23,802	21,418
Impairment charge	610,456	—	189,661	—	—
	795,495	183,793	347,356	183,086	168,607
Operating income (loss)	(563,160)	66,253	(92,222)	63,680	59,498
Interest expense	(43,093)	(49,405)	(29,431)	(29,848)	(28,282)
Interest income	1,894	4,809	1,602	966	456
Gain (loss) on debt extinguishment	9,813	—	—	(27,969)	—
Income (loss) before income taxes	(594,546)	21,657	(120,051)	6,829	31,672
Income tax (expense) benefit	110,705	18,047	(2,273)	(5,025)	(14,616)
Income (loss) before equity in net income (loss) of nonconsolidated affiliate and discontinued operations	(483,841)	39,704	(122,324)	1,804	17,056
Equity in net income (loss) of nonconsolidated affiliate	(166)	336	(152)	(144)	(6)
Income (loss) from continuing operations	(484,007)	40,040	(122,476)	1,660	17,050
Gain on disposal of discontinued operations	—	—	—	—	521
Loss from discontinued operations	(3,930)	(83,157)	(12,123)	(11,317)	(11,407)
Net income (loss)	(487,937)	(43,117)	(134,599)	(9,657)	6,164
Accretion of preferred stock redemption value	—	—	—	—	(15,913)
Net loss applicable to common stockholders	$ (487,937)	$ (43,117)	$ (134,599)	$ (9,657)	$ (9,749)
Net loss per share applicable to common stockholders, basic and diluted	$ (5.39)	$ (0.42)	$ (1.27)	$ (0.08)	$ (0.09)
Weighted average common shares outstanding, basic	90,560,685	102,382,307	106,078,486	124,293,792	105,758,136
Weighted average common shares outstanding, diluted	90,560,685	103,020,657	106,078,486	124,484,472	106,108,146

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Other Data:					
Capital expenditures	$ 16,860	$ 14,284	$ 21,885	$ 18,190	$ 13,805
Balance Sheet Data:					
Cash and cash equivalents	$ 64,294	$ 86,945	$ 118,525	$ 65,610	$ 46,969
Total assets	591,039	1,366,148	1,418,664	1,743,159	1,689,712
Long-term debt, including current portion	406,523	484,078	497,770	506,602	482,976
Total stockholders' equity	$ 112,713	$ 657,810	$ 751,719	$ 1,028,933	$ 1,037,672

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated results of operations and cash flows for the years ended December 31, 2008, 2007 and 2006 and consolidated financial condition as of December 31, 2008 and 2007 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this document.

OVERVIEW

We are a diversified Spanish-language media company with a unique portfolio of television and radio assets that reach Hispanic consumers across the United States, as well as the border markets of Mexico. We operate in two reportable segments: television broadcasting and radio broadcasting. Our net revenue for the year ended December 31, 2008 was $232 million. Of that amount, revenue generated by our television segment accounted for 63% and revenue generated by our radio segment accounted for 37%.

As of the date of filing this report, we own and/or operate 50 primary television stations that are located primarily in the southwestern United States, including several key U.S./Mexican border markets. Entravision is the largest affiliate group of both the top-ranked Univision television network and Univision's TeleFutura network, with television stations in 20 of the nation's top 50 U.S. Hispanic markets. We also operate one of the nation's largest groups of primarily Spanish-language radio stations, consisting of 48 owned and operated radio stations (37 FM and 11 AM) located primarily in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas.

We generate revenue from sales of national and local advertising time on television and radio stations. Advertising rates are, in large part, based on each medium's ability to attract audiences in demographic groups targeted by advertisers. We recognize advertising revenue when commercials are broadcast. We do not obtain long-term commitments from our advertisers and, consequently, they may cancel, reduce or postpone orders without penalties. We pay commissions to agencies for local, regional and national advertising. For contracts directly with agencies, we record net revenue from these agencies. Seasonal revenue fluctuations are common in the broadcasting industry and are due primarily to variations in advertising expenditures by both local and national advertisers.

Our primary expenses are employee compensation, including commissions paid to our sales staff and amounts paid to our national representative firms, as well as expenses for marketing, promotion and selling, technical, local programming, engineering, and general and administrative. Our local programming costs for television consist primarily of costs related to producing a local newscast in most of our markets.

The comparability of our results between 2008 and 2007 is affected by acquisitions and dispositions in those periods. In those years, we primarily acquired new media properties in markets where we already owned existing media properties. While new media properties contribute to the financial results of their markets, we do not attempt to measure their effect as they typically are integrated into existing operations.

Highlights

During 2008, we were confronted with a significant advertising downturn, both in television and radio, primarily as a result of the global financial crisis and recession. Nevertheless, our audience shares remained strong in the nation's most densely populated Hispanic markets. We reduced our debt and implemented cost reductions in order to operate as efficiently as possible in order to maximize our cash flows.

Net revenue for our television segment decreased to $145.9 million in 2008, from $156.4 million in 2007. This decrease of $10.5 million, or 7%, in net revenue was primarily due to a decrease in local and national advertising sales, primarily as a result of the weak economy. Nevertheless, we sustained solid ratings across this segment and experienced growth in the political, health care, grocery/convenience stores and services advertising categories. In addition, we continued to enjoy revenue growth from certain of our television stations located in markets with rapidly growing Hispanic populations.

Net revenue for our radio segment decreased to $86.4 million in 2008, from $93.7 million in 2007. The decrease of $7.3 million, or 8%, in net revenue was primarily due to a decrease in local advertising sales and advertising rates, partially offset by revenue associated with the expansion of our radio division in Orlando. Nevertheless, we experienced growth in the fast food/restaurant and alcoholic beverage advertising categories. In addition, we continued to concentrate our efforts on local sales, which accounted for 74% of total radio segment sales in 2008. We have seen solid ratings growth in our markets where we broadcast "José: Nunca Sabes Lo Que Va A Tocar" ("You never know what he'll play"), which features a mix of Spanish-language adult contemporary and Mexican regional hits from the 1970s through the present, as well as our stations that began broadcasting the "Piolin por la Mañana," syndicated morning show, one of the highest-rated Spanish-language radio programs in the country.

In response to declining revenue during 2008, primarily as a result of decreased advertising during the global financial crisis and recession, we implemented significant cost-saving measures in the fourth quarter of 2008, including personnel reductions and reductions in executive bonuses, employee benefits, general corporate expenses and capital expenditures. As a result of management's budgeting process for 2009, taking into consideration the further rapid deterioration of the economy due to the continuing global financial crisis and ongoing recession, we will implement significant additional cost-saving measures beginning in April 2009. These cost-saving measures will include, among other things, reductions in certain salary expenses, promotional expenses for both of our television and radio segments, certain bonuses, general corporate expenses and capital expenditures. We will continue to evaluate the extent and effectiveness of our cost-saving measures based on changing future economic conditions and our achieving or not achieving 2009 budgeted revenues, and intend to take additional measures if and as circumstances warrant.

Acquisitions and Dispositions

In March 2008, we acquired radio station WNUE-FM, serving the Orlando, Florida, market for $24.1 million. We evaluated the transferred set of activities, assets, inputs, outputs and processes from this acquisition and determined that this acquisition was considered a business. However, we may be restricted from engaging in future acquisitions under the terms of the amended credit facility agreement. Please see "Liquidity and Capital Resources" below.

In a strategic effort to focus our resources on strengthening existing clusters and expanding into new U.S. Hispanic markets, we regularly review our portfolio of media properties and, from time to time, seek to divest non-core assets in markets where we do not see the opportunity to grow to scale and build out media clusters. In accordance with this strategy, we sold our outdoor advertising operations in May 2008 to Lamar Advertising Co. for $101.5 million and we no longer have outdoor advertising operations. Accordingly, our financial statements reflect the outdoor advertising operations as discontinued operations; we have presented the related assets and liabilities as assets held for sale and reclassified the related revenue and expenses as discontinued operations.

Relationship with Univision

Univision currently owns approximately 15% of our common stock on a fully-converted basis. As of December 31, 2005, Univision owned approximately 30% of our common stock on a fully-converted basis. In connection with its merger with Hispanic Broadcasting Corporation in September 2003, Univision entered into an agreement with the U.S. Department of Justice, or DOJ, pursuant to which Univision agreed, among other things, to ensure that its percentage ownership of our company would not exceed 10% by March 26, 2009. In January 2006, we sold the assets of radio stations KBRG-FM and KLOK-AM, serving the San Francisco/San

Jose, California market, to Univision for $90 million. Univision paid the full amount of the purchase price in the form of approximately 12.6 million shares of our Class U common stock held by Univision. Subsequently, in 2006, we repurchased 7.2 million shares of our Class U common stock held by Univision for $52.5 million. In February 2008, we repurchased an additional 1.5 million shares of Class U common stock held by Univision for $10.4 million.

Univision is the holder of all of our issued and outstanding Class U common stock. The Class U common stock has limited voting rights and does not include the right to elect directors. However, as the holder of all of our issued and outstanding Class U common stock, Univision currently has the right to approve any merger, consolidation or other business combination involving our company, any dissolution of our company and any assignment of the Federal Communications Commission, or FCC, licenses for any of our company's Univision-affiliated television stations. Each share of Class U common stock is automatically convertible into one share of our Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer to a third party that is not an affiliate of Univision. Pursuant to an investor rights agreement, as amended, between Univision and us, Univision has a right to demand the registration of the sale of shares of our Class U common that it owns, which may be exercised on or before March 26, 2009.

Univision acts as our exclusive sales representative for the sale of all national advertising aired on Univision-affiliate television stations. During the years ended December 31, 2008 and 2007, the amount we paid Univision in this capacity was $9.5 and $10.1 million, respectively.

RESULTS OF OPERATIONS

Separate financial data for each of the Company's operating segments is provided below. Segment operating profit (loss) is defined as operating profit (loss) before corporate expenses, loss (gain) on sale of assets and impairment charge. The Company evaluates the performance of its operating segments based on the following (in thousands):

	Years Ended December 31,			% Change	% Change
	2008	2007	2006	2008 to 2007	2007 to 2006
Net Revenue					
Television	$ 145,938	$ 156,375	$ 158,466	(7)%	(1)%
Radio	86,397	93,671	96,668	(8)%	(3)%
Consolidated	232,335	250,046	255,134	(7)%	(2)%
Direct operating expenses					
Television	64,095	64,242	61,620	(0)%	4%
Radio	36,706	35,366	36,686	4%	(4)%
Consolidated	100,801	99,608	98,306	1%	1%
Selling, general and administrative expenses					
Television	22,120	23,072	23,902	(4)%	(3)%
Radio	21,589	21,195	22,358	2%	(5)%
Consolidated	43,709	44,267	46,260	(1)%	(4)%
Depreciation and amortization					
Television	17,824	17,257	15,374	3%	12%
Radio	5,588	5,308	6,395	5%	(17)%
Consolidated	23,412	22,565	21,769	4%	4%
Segment operating profit					
Television	41,899	51,804	57,570	(19)%	(10)%
Radio	22,514	31,802	31,229	(29)%	2%
Consolidated	64,413	83,606	88,799	(23)%	(6)%
Corporate expenses	17,117	17,353	17,520	(1)%	(1)%
Gain on sale of assets	—	—	(26,160)	*	*
Impairment charge	610,456	—	189,661	*	*
Operating income (loss)	$(563,160)	$ 66,253	$ (92,222)	*	*
Consolidated adjusted EBITDA (1)	$ 74,104	$ 91,779	$ 96,019	(19)%	(4)%
Capital expenditures					
Television	$ 13,329	$ 11,293	$ 18,700		
Radio	3,531	2,991	3,185		
Consolidated	$ 16,860	$ 14,284	$ 21,885		
Total assets					
Television	$ 394,287	$ 517,878	$ 529,478		
Radio	196,752	745,296	713,855		
Outdoor	—	—	175,331		
Assets held for sale (2)	—	102,974	—		
Consolidated	$ 591,039	$1,366,148	$1,418,664		

(footnotes on next page)

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* Percentage not meaningful.

(1) Consolidated adjusted EBITDA means net income (loss) plus loss (gain) on sale of assets, depreciation and amortization, non-cash impairment loss, non-cash stock-based compensation included in operating and corporate expenses, non-cash corporate expense, net interest expense, income tax expense (benefit), equity in net income (loss) of nonconsolidated affiliate and syndication programming amortization less syndication programming payments. We use the term consolidated adjusted EBITDA because that measure is defined in our syndicated bank credit facility and does not include non-cash stock-based compensation, non-cash corporate expense, non-cash impairment loss, loss (gain) on sale of assets, depreciation and amortization, net interest expense, income tax expense (benefit), equity in net income (loss) of nonconsolidated affiliate and syndication programming amortization and does include syndication programming payments.

Since our ability to borrow from our syndicated bank credit facility is based on a consolidated adjusted EBITDA financial covenant, we believe that it is important to disclose consolidated adjusted EBITDA to our investors. Our syndicated bank credit facility contains certain financial covenants relating to maximum net debt ratio, senior net debt ratio, maximum capital expenditures and fixed charge coverage ratio. The maximum net debt ratio, or the ratio of consolidated total debt minus cash, up to a maximum of $20 million, to trailing-twelve-month consolidated adjusted EBITDA, affects our ability to borrow from our syndicated bank credit facility. Under our syndicated bank credit facility, our maximum net debt ratio may not exceed 6.75 to 1 and our senior net debt ratio, or the ratio of consolidated senior debt minus cash up to $20 million, to trailing-twelve-month consolidated adjusted EBITDA, may not exceed 5.25 to 1 on a pro forma basis for the prior full year. The actual maximum and senior net debt ratios were as follows (in each case as of December 31): 2008, 5.2 to 1; 2007, 4.9 to 1; 2006, 4.9 to 1. Therefore, we were in compliance with this covenant at each of those dates. The maximum net debt ratio also affects the interest rate charged for revolving loans, thus affecting our interest expense. On March 16, 2009, we entered into an amendment to our credit facility agreement. For a discussion of the new financial covenants under our amended credit facility agreement, please see "Syndicated Bank Credit Facility Amendments," beginning at page 53 below.

While many in the financial community and we consider consolidated adjusted EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as cash flows from operating activities, operating income and net income. As consolidated adjusted EBITDA excludes non-cash (gain) loss on sale of assets, non-cash depreciation and amortization, non-cash impairment loss, non-cash stock-based compensation awards, non-cash corporate expense, net interest expense, income tax expense (benefit), equity in net income (loss) of nonconsolidated affiliate and syndication programming amortization and includes syndication programming payments, consolidated adjusted EBITDA has certain limitations because it excludes and includes several important non-cash financial line items. Therefore, we consider both non-GAAP and GAAP measures when evaluating our business.

(2) 2007 amounts represent outdoor advertising assets classified as assets held for sale.

Consolidated adjusted EBITDA is a non-GAAP measure. The most directly comparable GAAP financial measure to consolidated adjusted EBITDA is cash flows from operating activities. A reconciliation of this non-GAAP measure to cash flows from operating activities follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Consolidated adjusted EBITDA (1)	$ 74,104	$ 91,779	$ 96,019
Interest expense	(43,093)	(49,405)	(29,431)
Interest income	1,894	4,809	1,602
Gain on debt extinguishment	9,813	—	—
Income tax (expense) benefit	110,705	18,047	(2,273)
Amortization of syndication contracts	(2,883)	(1,798)	(87)
Payments on syndication contracts	2,840	1,830	83
Gain on sale of assets	—	—	26,160
Non-cash expense included in corporate expenses	—	—	(213)
Non-cash stock-based compensation included in direct operating expenses	(633)	(431)	(267)
Non-cash stock-based compensation included in selling, general and administrative expenses	(794)	(678)	(911)
Non-cash stock-based compensation included in corporate expenses	(1,926)	(1,884)	(1,576)
Depreciation and amortization	(23,412)	(22,565)	(21,769)
Impairment charge	(610,456)	—	(189,661)
Carrying value adjustment in discontinued operations	—	(79,460)	—
Reclassified items in discontinued operations	(3,930)	(3,697)	(12,123)
Equity in net income (loss) of nonconsolidated affiliates	(166)	336	(152)
Net loss	(487,937)	(43,117)	(134,599)
Depreciation and amortization	23,412	22,565	21,769
Impairment charge	610,456	—	189,661
Deferred income taxes	(112,190)	(18,589)	(2,146)
Amortization of debt issue costs	459	404	406
Amortization of syndication contracts	2,883	1,798	87
Payments on syndication contracts	(2,840)	(1,830)	(83)
Equity in net (income) loss of nonconsolidated affiliate	166	(336)	152
Non-cash stock-based compensation	3,353	2,993	2,754
Gain on sale of media properties and other assets	—	—	(26,160)
Gain on debt extinguishment	(9,813)	—	—
Change in fair value of interest rate swap agreements	11,648	17,667	(2,359)
Changes in assets and liabilities, net of effect of acquisitions and dispositions:			
(Increase) decrease in accounts receivable	11,156	(4,015)	482
Decrease in prepaid expenses and other assets	803	84	1,390
Decrease in accounts payable, accrued expenses and other liabilities	(6,065)	(938)	(4,454)
Effect of discontinued operations	(1,273)	86,579	15,129
Cash flows from operating activities	$ 44,218	$ 63,265	$ 62,029

(footnotes on preceding page)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Consolidated Operations

Net Revenue. Net revenue decreased to $232.3 million for the year ended December 31, 2008 from $250.0 million for the year ended December 31, 2007, a decrease of $17.7 million. Of the overall decrease, $10.5 million came from our television segment. The decrease was primarily attributable to a decrease in local and national advertising sales and advertising rates, which in turn was primarily due to the weak economy. Additionally, $7.3 million of the overall decrease was from our radio segment and was primarily attributable to a decrease in local advertising sales and advertising rates, which was partially offset by revenue associated with the expansion of our radio division in Orlando.

We currently anticipate that net revenue will decrease during 2009, due to (i) a continuing challenging advertising environment, primarily the result of the ongoing global financial crisis and continuing recession; and (ii) the absence of significant political revenue in 2009. We believe that we will see continued decreases in most advertising groups, especially automotive (our single largest source of advertising revenue), political, media, brand names, direct marketing and alcoholic beverages. We do not know when the general advertising environment will change. However, we anticipate that the general advertising environment will not improve until at least the economy improves and, in the case of our radio segment, is further subject to the overall general slowing of growth in the radio industry over the last several quarters.

We have engaged in negotiations with cable, satellite and internet-based television service providers as to the terms of their carriage of our television stations and the compensation we will receive for granting such carriage rights. We have entered into retransmission consent agreements with certain of these providers and expect to enter into additional retransmission consent agreements. The revenue we derive under these agreements will be a new source of revenue for our television segment. Please see "Business Regulation of Television and Radio Broadcasting - Must Carry Rules," beginning at page 21.

Direct Operating Expenses. Direct operating expenses increased to $100.8 million for the year ended December 31, 2008 from $99.6 million for the year ended December 31, 2007, an increase of $1.2 million. Of the overall increase, $1.3 million came from our radio segment. The increase was primarily attributable to expenses associated with the expansion of our radio division in Orlando, as well as an increase in ratings services. The increase was partially offset by a decrease in expenses associated with the decrease in net revenue. The overall increase was partially offset by a decrease of $0.1 million from our television segment. The decrease was primarily attributable to a decrease in national representation fees and other expenses associated with the decrease in net revenue, partially offset by an increase in ratings services. As a percentage of net revenue, direct operating expenses increased to 43% for the year ended December 31, 2008 from 40% for the year ended December 31, 2007. Direct operating expenses as a percentage of net revenue increased because net revenue decreased as direct operating expenses increased.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $43.7 million for the year ended December 31, 2008 from $44.3 million for the year ended December 31, 2007, a decrease of $0.6 million. Of the overall decrease, $1.0 million came from our television segment. The decrease was primarily attributable to a decrease in bonuses and other expenses associated with the decrease in net revenue. The overall decrease was partially offset by an increase of $0.4 million from our radio segment. The increase was primarily attributable to expenses associated with the expansion of our radio division in Orlando. As a percentage of net revenue, selling, general and administrative increased to 19% for the year ended December 31, 2008 from 18% for the year ended December 31, 2007. Selling, general and administrative expenses as a percentage of net revenue increased because the decrease in net revenue outpaced the decrease in selling, general and administrative expenses.

Corporate Expenses. Corporate expenses decreased to $17.1 million for the year period ended December 31, 2008 from $17.4 million for the year ended December 31, 2007, a decrease of $0.3 million. The decrease was attributable to the elimination of bonuses paid to executive officers. As a percentage of net revenue, corporate expenses remained the same at 7% for each of the years ended December 31, 2008 and 2007.

Depreciation and Amortization. Depreciation and amortization increased to $23.4 million for the year ended December 31, 2008 from $22.6 million for the year ended December 31, 2007, an increase of $0.8 million. The increase was primarily due to depreciation of television digital equipment and depreciation associated with the acquisition of radio assets in the Orlando market in March 2008.

Impairment Charge. Continuing operations includes an impairment charge of $610.5 million for the year ended December 31, 2008 and was a result of a $133.5 million impairment of goodwill in our radio segment, a $413.0 million impairment of our radio FCC licenses, a $59.1 million impairment of our television FCC licenses and a $4.9 million impairment of our television syndicated programming contracts, primarily related to increased competition and a general slowing of growth in the radio and television industries. Discontinued operations includes a carrying value adjustment of $79.5 million for the year ended December 31, 2007, which was a result of a carrying value adjustment to our outdoor assets.

Operating Income (Loss). As a result of the above factors, operating loss was $563.2 million for the year ended December 31, 2008, compared to an operating income of $66.3 million for the year ended December 31, 2007.

Interest Expense. Interest expense was $43.1 million for the year ended December 31, 2008 compared to interest expense of $49.4 million for the year ended December 31, 2007, a decrease of $6.3 million. The year ended December 31, 2008 had lower interest expense primarily attributable to the change in the fair value of our interest rate swap agreements.

Gain on Debt Extinguishment. During the year ended December 31, 2008, we reduced our own term loan debt by $76.5 million, of which $66.5 million was repurchased pursuant to the amendment to our credit facility agreement that we entered into on November 12, 2008, and retired the debt. We recorded a gain on debt extinguishment of $9.8 million by repurchasing the debt at a discount.

Income Tax Benefit. Our expected annual tax rate is approximately 38% of pre-tax income or loss. The effective tax rate for the year ended December 31, 2008 decreased due to an increase in the valuation allowance on our net deferred tax assets and the impairment of goodwill. As described above, for the year ended December 31, 2008, we recognized a $133.5 million impairment of goodwill in our radio segment of which approximately $102.2 million of the impairment will not be deductible for tax purposes. As a result, the Company did not recognize a tax benefit for the non-deductible impairment of goodwill.

In accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), during the year ended December 31, 2008, we provided a full valuation on our net deferred tax assets arising primarily from net operating loss carryforwards where, as a result of our continued losses, our future realization of such benefits are uncertain and that it is not more likely than not that the assets will be realizable. As a result, we increased the valuation allowance against our net deferred tax assets by $77 million for the year ended December 31, 2008. We will continue to assess our valuation allowance in future periods based upon the provisions of SFAS 109.

Loss from Discontinued Operations. We sold our outdoor advertising operations during the second quarter of 2008. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") we reported the results of our outdoor advertising operations in discontinued operations within the statements of operations. The loss from discontinued operations decreased to $3.9 million for the year ended December 31, 2008 from $83.2 million for the year ended December 31, 2007, a decrease of $79.3 million. For the year ended December 31, 2007, we recorded a $79.5 million carrying value adjustment of outdoor intangible assets that is included in discontinued operations.

Segment Operations

Television

Net Revenue. Net revenue in our television segment decreased to $145.9 million for the year ended December 31, 2008 from $156.4 million for the year ended December 31, 2007, a decrease of $10.5 million. The overall decrease was primarily attributable to a decrease in local and national advertising sales and advertising rates, which in turn was primarily due to the weak economy.

We currently anticipate that net revenue will decrease during 2009, due to (i) a continuing challenging advertising environment, primarily the result of the ongoing global financial crisis and continuing recession; and (ii) the absence of significant political revenue in 2009. We believe that we will see continued decreases in most advertising groups, especially automotive (our single largest source of advertising revenue), political, media, brand names, direct marketing and alcoholic beverages, partially offset by increases in such areas as healthcare and grocery store advertising. We do not know when the general advertising environment will change. However, we anticipate that the general advertising environment will not improve until at least the economy improves.

We have engaged in negotiations with cable, satellite and internet-based television service providers as to the terms of their carriage of our television stations and the compensation we will receive for granting such carriage rights. We have entered into retransmission consent agreements with certain of these providers and expect to enter into additional retransmission consent agreements. The revenue we derive under these agreements will be a new source of revenue for our television segment. Please see "Business Regulation of Television and Radio Broadcasting - Must Carry Rules," beginning at page 21.

Direct Operating Expenses. Direct operating expenses in our television segment decreased to $64.1 million for the year ended December 31, 2008 from $64.2 million for the year ended December 31, 2007, a decrease of $0.1 million. The decrease was primarily attributable to a decrease in national representation fees and other expenses associated with the decrease in net revenue, partially offset by an increase in ratings services and an increase in rent and utility expense.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in our television segment decreased to $22.1 million for the year ended December 31, 2008 from $23.1 million for the year ended December 31, 2007, a decrease of $1.0 million. The decrease was primarily attributable to a decrease in bonuses and other expenses associated with the decrease in net revenue.

Radio

Net Revenue. Net revenue in our radio segment decreased to $86.4 million for the year ended December 31, 2008 from $93.7 million for the year ended December 31, 2007, a decrease of $7.3 million. The decrease was primarily attributable to a decrease in local advertising sales and advertising rates, partially offset by revenue associated with the expansion of our radio division in Orlando. There has been a general slowing of growth in the radio industry over the last several quarters, and we expect that this slowing will continue.

We currently anticipate that net revenue will decrease during 2009, due to (i) a continuing challenging advertising environment, primarily the result of the ongoing global financial crisis and continuing recession; and (ii) the absence of significant political revenue in 2009. We believe that we will see continued decreases broadly across most advertising groups, especially automotive (our single largest source of advertising revenue), political, telecommunications and retail, partially offset by increases in such areas as religious and grocery store advertising. We do not know when the general advertising environment will change. However, we anticipate that the general advertising environment will not improve until at least the economy improves and is further subject to the overall general slowing of growth in the radio industry over the last several quarters. Additionally, radio advertising revenue is expected to be negatively impacted because of decreases in television advertising rates, which make television advertising more affordable, combined with a general perception in the marketplace that there is an enhanced branding power to advertising on television relative to radio.

Direct Operating Expenses. Direct operating expenses in our radio segment increased to $36.7 million for the year ended December 31, 2008 from $35.4 million for the year ended December 31, 2007, an increase of $1.3 million. The increase was primarily attributable to expenses associated with the expansion of our radio division in Orlando, as well as an increase in ratings services. The increase was partially offset by a decrease in expenses associated with the decrease in net revenue.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in our radio segment increased to $21.6 million for the year ended December 31, 2008 from $21.2 million for the year ended December 31, 2007, an increase of $0.4 million. The increase was primarily attributable to expenses associated with the expansion of our radio division in Orlando.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated Operations

Net Revenue. Net revenue decreased to $250.0 million for the year ended December 31, 2007 from $255.1 million for the year ended December 31, 2006, a decrease of $5.1 million. Of the overall decrease, $3.0 million came from our radio segment and was primarily attributable to a decrease in net revenue from our Tucson and Dallas radio stations that we sold in 2006, partially offset by an increase in local advertising sales despite difficult World Cup comparisons. Additionally, $2.1 million of the overall decrease came from our television segment and was primarily attributable to a decrease in national advertising sales, due to a decrease in advertising rates, as well as strong 2006 non-recurring revenue from major events, such as World Cup and political activity.

Direct Operating Expenses. Direct operating expenses increased to $99.6 million for the year ended December 31, 2007 from $98.3 million for the year ended December 31, 2006, an increase of $1.3 million. Of the overall increase, $2.6 million came from our television segment. The increase was primarily attributable to increases in wages, news costs related to the addition or expansion of our newscast operations and utility and rent expense related to digital television, partially offset by a decrease in rating service expense. The overall increase was partially offset by a decrease of $1.3 million from our radio segment. The decrease was primarily attributable to a decrease in direct operating expenses from our Tucson and Dallas radio stations that we sold in 2006, partially offset by an increase in wages. As a percentage of net revenue, direct operating expenses increased to 40% for the year ended December 31, 2007 from 39% for the year ended December 31, 2006. Direct operating expenses as a percentage of net revenue increased because net revenue decreased as direct operating expenses increased.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $44.3 million for the year ended December 31, 2007 from $46.3 million for the year ended December 31, 2006, a decrease of $2.0 million. Of the overall decrease, $1.2 million came from our radio segment. The decrease was primarily attributable to a decrease in selling, general and administrative expenses from our Tucson and Dallas radio stations that we sold, partially offset by an increase in wages and bad debt expense. Additionally, $0.8 million of the overall decrease came from our television segment. The decrease was primarily attributable to reduced expenses in accordance with the terms of the TeleFutura marketing and sales agreement with Univision and a decrease in non-cash stock-based compensation expense, partially offset by an increase in bad debt expense. As a percentage of net revenue, selling, general and administrative expenses remained the same at 18% for each of the years ended December 31, 2008 and 2007.

Corporate Expenses. Corporate expenses decreased to $17.4 million for the year ended December 31, 2007 from $17.5 million for the year ended December 31, 2006, a decrease of $0.1 million. The decrease was primarily attributable to a decrease in bonuses. As a percentage of net revenue, corporate expenses remained the same at 7% for each of the years ended December 31, 2008 and 2007.

Gain (Loss) on Sale of Assets. The gain on sale of assets was $26.2 million for the year ended December 31, 2006. The gain was primarily attributable to the gain on sale of the radio assets in the San Francisco/San Jose, Tucson and Dallas markets.

Depreciation and Amortization. Depreciation and amortization increased to $22.6 million for the year ended December 31, 2007 from $21.8 million for the year ended December 31, 2006, an increase of $0.8 million. The increase was primarily due to an increase in the depreciation of television digital equipment, partially offset by a decrease in depreciation and amortization due to the sale of the radio assets in the Tucson and Dallas markets in 2006.

Impairment Charge. Discontinued operations includes a carrying value adjustment of $79.5 million for the year ended December 31, 2007, which was a result of a carrying value adjustment to our outdoor assets. Continuing operations includes an impairment charge of $189.7 million for the year ended December 31, 2006 and was a result of a $156.2 million impairment of goodwill in our radio segment and a $33.5 million impairment of our radio FCC licenses primarily related to increased competition and a general slowing of growth in the radio industry.

Operating Income (loss). As a result of the above factors, operating income was $66.3 million for the year ended December 31, 2007, compared to an operating loss of $92.2 million for the year ended December 31, 2006.

Interest Expense. Interest expense increased to $49.4 million for the year ended December 31, 2007 from $29.4 million for the year ended December 31, 2006, an increase of $20.0 million. The increase was attributable to the decrease in the fair value of our interest rate swap agreements.

Income Tax Benefit. Our expected annual tax rate is approximately 38% of pre-tax income or loss. The tax benefit for the year ended December 31, 2007 was less than the annual effective tax rate because of state income and capital taxes and non-deductible expenses, including goodwill impairment and an increase in the valuation allowance.

Discontinued Operations. We sold our outdoor advertising operations during the second quarter of 2008 and no longer have outdoor advertising operations. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") we reported the results of our outdoor advertising operations in discontinued operations within the statements of operations. As part of our annual impairment testing and decision to sell the outdoor segment, we recorded a $79.5 million carrying value adjustment of outdoor intangible assets in the fourth quarter of 2007 that is included in discontinued operations.

Segment Operations

Television

Net Revenue. Net revenue in our television segment decreased to $156.4 million for the year ended December 31, 2007 from $158.5 million for the year ended December 31, 2006, a decrease of $2.1 million. The overall decrease was primarily attributable to a decrease in national advertising sales, primarily due to a decrease in advertising rates. For the year ended December 31, 2006, we had strong revenue from major non-recurring events, such as World Cup and political activity.

Direct Operating Expenses. Direct operating expenses in our television segment increased to $64.2 million for the year ended December 31, 2007 from $61.6 million for the year ended December 31, 2006, an increase of $2.6 million. The increase was primarily attributable to increases in wages, news costs related to the addition or expansion of our newscast operations and utility and rent expense related to digital television, partially offset by a decrease in rating service expense.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in our television segment decreased to $23.1 million for the year ended December 31, 2007 from $23.9 million for the year ended December 31, 2006, a decrease of $0.8 million. The decrease was primarily attributable to reduced expenses in accordance with the terms of the TeleFutura marketing and sales agreement with Univision and a decrease in non-cash stock-based compensation expense, partially offset by an increase in bad debt expense.

Radio

Net Revenue. Net revenue in our radio segment decreased to $93.7 million for the year ended December 31, 2007 from $96.7 million for the year ended December 31, 2006, a decrease of $3.0 million. The decrease was primarily attributable to a decrease in net revenue from our Tucson and Dallas radio stations that we sold in 2006, partially offset by an increase in local advertising sales despite difficult World Cup comparisons.

Direct Operating Expenses. Direct operating expenses in our radio segment decreased to $35.4 million for the year ended December 31, 2007 from $36.7 million for the year ended December 31, 2006, a decrease of $1.3 million. The decrease was primarily attributable to a decrease in direct operating expenses from our Tucson and Dallas radio stations that we sold in 2006, partially offset by an increase in wages.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in our radio segment decreased to $21.2 million for the year ended December 31, 2007 from $22.4 million for the year ended December 31, 2006, a decrease of $1.2 million. The decrease was primarily attributable to a decrease in selling, general and administrative expenses from our Tucson and Dallas radio stations that we sold in 2006, partially offset by an increase in wages.

Liquidity and Capital Resources

As a result of the global financial crisis and recession, and their impact on the advertising marketplace and our customers, we have experienced declining net revenues, which have had a significant negative impact on our cash flows and consolidated adjusted EBITDA as defined in our syndicated bank credit facility agreement. For a reconciliation of consolidated adjusted EBITDA to cash flows from operating activities, its most directly comparable GAAP financial measure, please see page 44. At December 31, 2008, our total consolidated debt outstanding was $405.5 million. Consolidated adjusted EBITDA is defined as net income (loss) plus loss (gain) on sale of assets, depreciation and amortization, non-cash impairment loss, non-cash stock-based compensation included in operating and corporate expenses, non-cash corporate expense, net interest expense, income tax expense (benefit), equity in net income (loss) of nonconsolidated affiliate and syndication programming amortization less syndication programming payments.

We have taken a number of steps to address our liquidity as result of the decline in our consolidated adjusted EBITDA. During the fourth quarter of 2008, we repurchased approximately $66.5 million of our own term loan debt. If we had not reduced our debt by this amount, we would have breached our senior net debt ratio covenant in effect at December 31, 2008. Also in the fourth quarter of 2008, we implemented significant cost-saving measures, including personnel reductions and reductions in executive bonuses, employee benefits, general corporate expenses and capital expenditures. We currently estimate that these cost-saving measures will result in expense reductions of approximately $11 million during 2009.

As a result of management's budgeting process for 2009, taking into consideration the further rapid deterioration of the economy due to the continuing global financial crisis and ongoing recession, we amended our syndicated bank credit facility agreement on March 16, 2009. The amendment, which is further described in "Syndicated Bank Credit Facility Amendments" below and Note 7 to Notes to Consolidated Financial Statements, requires us to comply with certain increased quarterly leverage ratio covenants and other financial ratios, including a maximum allowed leverage ratio covenant, calculated as the ratio of consolidated total debt outstanding to trailing-twelve-month consolidated adjusted EBITDA. In addition, the amendment imposes certain additional restrictions on our liquidity and operations, including a principal prepayment of $40.0 million in March 2009, a significantly higher interest rate on outstanding principal, and a sweep of 75% of quarterly excess cash flow, as defined in the amendment, to repay principal on our outstanding consolidated debt.

In order to maintain compliance with the leverage ratio covenants, we will need to achieve certain quarterly, trailing-twelve-month consolidated adjusted EBITDA targets. At December 31, 2008, our cash balance was $64.3 million and our debt outstanding under our syndicated bank credit facility was $404.5 million. After the debt principal prepayment of $40 million in March 2009, we will have $364.5 million of debt outstanding under our amended credit facility agreement. Our consolidated adjusted EBITDA was $74.1 million for the trailing-twelve-month period ended December 31, 2008.

Under the amended credit facility agreement, our trailing-twelve-month debt to consolidated adjusted EBITDA is required to be below 6.75 during each quarter in 2009. If our trailing-twelve-month consolidated adjusted EBITDA were to decrease in excess of between approximately 29% to 32% from consolidated adjusted

EBITDA for the year ended December 31, 2008, we believe that we would breach the maximum allowed leverage ratio covenant. Since consolidated adjusted EBITDA is based on a trailing-twelve-month period, the headroom in achieving compliance each quarter may be reduced based on the results of the preceding quarters.

Because net revenues factor into the calculation of consolidated adjusted EBITDA, we believe we cannot experience revenue declines in excess of between approximately 15% to 25% in each quarter of 2009 when compared to the same quarter in the prior year. As the covenants are based on a trailing-twelve-month period, the revenue headroom may be reduced based on the results of the preceding quarters. We believe that we will achieve these net revenue levels; however, events outside of our control could give rise to further declining revenues and there can be no assurance that we will achieve these revenue levels.

We will also need to make further reductions in our operating, selling, general and administrative, and corporate expenses. As described above, in the fourth quarter of 2008, we implemented cost-saving measures that we estimate will result in expense reductions of approximately $11 million during 2009. Because we continue to face a challenging advertising marketplace, we will implement additional cost-saving measures beginning in April 2009 which we currently expect to total approximately $9 million in expense reductions. These cost-saving measures will include, among other things, reductions in certain salary expenses, promotional expenses for both of our television and radio segments, certain bonuses, general corporate expenses and capital expenditures. We will continue to evaluate the extent and effectiveness of our implemented cost-saving measures based on changing future economic conditions and our achievement of consolidated adjusted EBITDA targets throughout 2009, and we will implement additional cost reductions in future periods in 2009 if and as circumstances warrant.

We have considered the impact of the cost reductions to our business and believe that these measures will not have a significant adverse impact on our operations during the next twelve months. Through our ongoing efforts to improve our profitability and cash flows, we are continuing to review our business for areas of additional improvement, greater efficiency and further cost reductions.

We believe that, as a result of the foregoing measures, we will be able to achieve the trailing-twelve-month consolidated adjusted EBITDA targets under our amended credit facility agreement, and, therefore, we believe that we will be able to maintain compliance with the maximum allowed leverage ratio covenants under our amended credit facility agreement for a period of at least the next four quarters from December 31, 2008. However, there is no assurance that these actions will be successful or that further adverse events outside of our control may arise that would result in our inability to comply with the maximum allowed leverage ratio covenant under our amended credit facility agreement. In such event, we might decide to use remaining cash resources to prepay our debt, which may result in limitations on available working capital. Alternatively, to meet our cash requirements and avoid failing to comply with the maximum allowed leverage ratio covenant, we may be required to obtain a further waiver or amendment to our credit facility agreement, refinance our existing debt, divest non-core assets or operations and/or obtain additional equity or debt financing. There is no assurance that any such transactions could be consummated on terms satisfactory to us or at all.

In the event that we believed we were going to fail to comply with the maximum allowed leverage ratio covenant or any other financial ratios under our amended credit facility agreement, among other actions we might take, we would likely seek to obtain a waiver or further amendment from our lenders. If we were unable to obtain such a waiver or amendment, or be in a position to take one of the other actions described in the previous paragraph, we could violate a financial covenant or ratio, which in turn could result in an event of default under our amended credit facility agreement. If an event of default were to occur and continue, lenders holding more than 50% of the loans and commitments outstanding under the syndicated bank credit facility could elect to accelerate the maturity of those loans outstanding under the syndicated bank credit facility. Among the consequences of such actions, we might be precluded from accessing any available borrowings under our revolving credit facility, and we might be required to repay all amounts then outstanding under the syndicated bank credit facility.

While we have had a history of operating losses in some periods and operating income in other periods, we also have a history of generating significant positive cash flows from our operations. We reported a net loss of $487.9 million and had positive cash flow from operations of $44.2 million for the year ended December 31, 2008. Additionally, as of December 31, 2008, we had an accumulated deficit of $822.0 million. We expect to fund our working capital requirements, capital expenditures and payments of principal and interest on outstanding indebtedness, with cash on hand, and cash flows from operations. We currently anticipate that funds generated from operations, including cost-saving measures we have taken and intend to take, and available borrowings under our syndicated bank credit facility will be sufficient to meet our anticipated cash requirements for at least the next twelve months.

In January 2006, we acquired approximately 12.6 million shares of our Class U common stock held by Univision in exchange for the assets of radio stations KBRG-FM and KLOK-AM, serving the San Francisco/San Jose, California market. Additionally, we repurchased 7.2 million shares of our Class U common stock held by Univision for $52.5 million in 2006 using cash generated from operations and unrestricted proceeds which were remaining from our refinanced syndicated bank credit facility. In February 2008, we repurchased 1.5 million shares of Class U common stock held by Univision for $10.4 million.

Pursuant to a stock repurchase plan authorized by the Board of Directors on November 1, 2006, we repurchased a total of 13.0 million shares of Class A common stock for $100 million, the maximum amount authorized by the Board of Directors under this plan.

On April 7, 2008, our Board of Directors approved an additional $100 million stock repurchase program. We are authorized to repurchase up to $100 million of our outstanding Class A common stock from time to time in open market transactions at prevailing market prices, block trades and private repurchases. The extent and timing of any repurchases will depend on market conditions and other factors. We intend to finance future stock repurchases, if and when made, with available cash on hand and cash provided by operations. Under this new plan, we purchased 7.4 million shares of Class A common stock for approximately $19.8 million during the year ended December 31, 2008. However, under the terms of the amended credit facility agreement, we are prevented from making future repurchases of our Class A common stock except under a limited circumstance.

In May 2008, we sold our outdoor operations to Lamar Advertising Co. for $101.5 million in cash.

During the year ended December 31, 2008, we reduced our own term loan debt by $76.5 million, of which $66.5 million was repurchased pursuant to the amendment to our credit facility agreement that we entered into on November 12, 2008, and retired the debt. We recorded a gain on debt extinguishment of $9.8 million by repurchasing the debt at a discount.

Syndicated Bank Credit Facility

Certain terms of our syndicated bank credit facility have been amended recently. Please read this description of our syndicated bank credit facility in conjunction with the discussion under "Syndicated Bank Credit Facility Amendments" below.

In September 2005, we entered into a syndicated bank credit facility with a $650 million senior secured syndicated bank credit facility, consisting of a 7½-year $500 million term loan and a 6½-year $150 million revolving facility. The term loan under the syndicated bank credit facility has been drawn in full, the proceeds of which were used (i) to refinance $250 million outstanding borrowings under our former syndicated bank credit facility, (ii) to complete a tender offer for our previously outstanding $225 million senior subordinated notes, and (iii) for general corporate purposes.

The term loan matures in 2013 and is subject to automatic quarterly reductions of $1.25 million beginning on January 1, 2006. The revolving facility expires in 2012. Our ability to make additional borrowings under the syndicated bank credit facility is subject to compliance with certain financial covenants, including financial ratios, and other conditions set forth in the syndicated bank credit facility.

Our syndicated bank credit facility is secured by substantially all of our assets, as well as the pledge of the stock of substantially all of our subsidiaries, including our special purpose subsidiary formed to hold our FCC licenses.

Our term loan bears interest at LIBOR plus a margin of 1.50%, for a total interest rate of 2.94% at December 31, 2008. As of December 31, 2008, $403.5 million of our term loan was outstanding.

Our revolving facility bears interest at LIBOR plus a margin ranging from 1% to 2% based on our leverage covenants. As of December 31, 2008, we had approximately $1.3 million in outstanding letters of credit and $148.7 million was available under our revolving facility for future borrowings. In addition, we pay a quarterly unused commitment fee ranging from 0.25% to 0.50% per annum, depending on the level of facility used.

Our syndicated bank credit facility contains customary events of default. If an event of default occurs and is continuing, we may be required to repay all amounts then outstanding under the syndicated bank credit facility. Lenders holding more than 50% of the loans and commitments under the syndicated bank credit facility may elect to accelerate the maturity of loans upon the occurrence and during the continuation of an event of default.

Our syndicated bank credit facility contains a mandatory prepayment clause, triggered in the event that (i) the proceeds of certain asset dispositions are not utilized as provided under the syndicated bank credit facility within 18 months of such disposition; (ii) insurance or condemnation proceeds are not utilized as provided under the syndicated bank credit facility within 360 days following receipt thereof; or (iii) the proceeds from capital contributions or equity offerings are not utilized to acquire businesses or properties relating to radio and television advertising within 360 days following such capital contribution or equity offering. In addition, if we incur certain additional indebtedness, then 100% of such proceeds must be used to reduce our outstanding loan balance; and if we have excess cash flow, as defined in our syndicated bank credit facility, then 75% of such excess cash flow must be used to reduce our outstanding loan balance.

Our syndicated bank credit facility contains certain financial covenants relating to maximum net debt ratio, senior debt ratio, maximum capital expenditures and fixed charge coverage ratio. The covenants become increasingly restrictive in the later years of the syndicated bank credit facility. Our syndicated bank credit facility also requires us to maintain our FCC licenses for our broadcast properties and contains restrictions on the incurrence of additional debt, the payment of dividends, the making of acquisitions and the sale of assets over a certain limit. Additionally, we entered into four interest rate swap agreements because our leverage exceeded certain limits. See also the section entitled "Derivative Instruments" below.

We can draw on our revolving facility without prior approval for working capital needs and for acquisitions having an aggregate maximum consideration of $25 million or less. Proposed acquisitions are conditioned upon our delivery to the agent bank of a covenant compliance certificate showing pro forma calculations assuming such acquisition had been consummated and revised revenue projections for the acquired properties. For acquisitions having an aggregate maximum consideration in excess of $100 million, consent is required from lenders holding more than 50% of the loans and commitments under the syndicated bank credit facility.

Syndicated Bank Credit Facility Amendments

On November 12, 2008, we entered into an amendment to our credit facility agreement. The amendment provides that we may repurchase and cancel outstanding loans under the credit facility agreement, at a price to be agreed upon between the Company and any lender holding such loans, up to a maximum amount of $75 million in aggregate face amount of the outstanding loans to be repurchased, and subject to such other terms and conditions described in the amendment.

The amendment also makes certain technical and conforming changes to the terms of our credit facility agreement. All other provisions of our credit facility agreement remain in full force and effect unless expressly amended or modified by the amendment.

On March 16, 2009, we entered into a further amendment to our credit facility agreement. Pursuant to this amendment, among other things:

- The interest that we pay under the credit facility will increase. Both the revolver and term loan borrowings under the amendment bear interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin that varies depending upon our leverage ratio. Borrowings under both our revolver and term loan bear interest at LIBOR plus a margin of 5.25% when the leverage ratio is greater than or equal to 5.0. When the leverage ratio is less than 5.0 but greater than or equal to 4.0, borrowings under both our revolver and term loan will bear interest at LIBOR plus a margin of 4.25%. When the leverage ratio is less than 4.0, borrowings under both our revolver and term loan will bear interest at LIBOR plus a margin of 3.25%. Borrowings under the revolver are restricted to $5 million in the aggregate during any rolling 30-day period when the leverage ratio is less than 1.0 of the maximum allowable ratio during the applicable period.

- The total amount of our revolver facility was reduced from $150 million to $50 million.

- New conditions have been added for loans under the revolver facility greater than $5 million.

- There are more stringent financial covenants relating to maximum allowed leverage ratio, maximum capital expenditures and fixed charge coverage ratio. Beginning March 16, 2009, through December 31, 2009, the maximum allowed leverage ratio, or the ratio of consolidated total debt to trailing-twelve-month consolidated adjusted EBITDA, is 6.75. The maximum allowed leverage ratio decreases to 6.50 in the first quarter of 2010. On September 30, 2010 the maximum allowed leverage ratio decreases to 6.25 and on December 31, 2010 the maximum allowed leverage ratio decreases to 6.0. Beginning March 31, 2011, and through the term of the agreement, the maximum allowed leverage ratio is 5.50. From March 31, 2009, through the term of the agreement, the minimum required fixed charge coverage ratio is 1.15.

- There is a mandatory prepayment clause for 100% of the proceeds of certain asset dispositions, regardless of our leverage ratio. In addition, if we have excess cash flow, as defined in our syndicated bank credit facility, 75% of such excess cash flow must be used to reduce our outstanding loan balance on a quarterly basis. Effective March 31, 2009, the annual excess cash flow debt payment test has been eliminated.

- Beginning March 31, 2009, the senior net debt ratio will be eliminated.

- Capital expenditures are restricted to $10 million in both 2009 and 2010.

- We are restricted from making acquisitions and investments when the leverage ratio is greater than 4.0, with an exception to permit the completion of the pending acquisition of television stations serving the Reno, Nevada market for a purchase price of up to $4 million.

- We are restricted from making future repurchases of shares of our common stock other than under a limited circumstance.

- We are restricted from making any further debt repurchases in the secondary market.

The amendment also contains additional covenants, representations and provisions that are usual and customary for credit facilities of this type. All other provisions of our credit facility agreement, as amended, remain in full force and effect unless expressly amended or modified by the amendment.

At the time of entering into this amendment, we were required to make a prepayment of $40 million to reduce the outstanding amount of our term loans and paid our lenders an amendment fee.

Derivative Instruments

As of December 31, 2008, we had three interest rate swap agreements with a $285 million aggregate notional amount, with quarterly reductions, that expire on October 1, 2010, and one interest rate swap agreement with a $118.5 million notional amount, with quarterly increases, that also expires on October 1, 2010. The three interest rate swap agreements convert a portion of the variable rate term loan into a fixed rate obligation of 5.96%, which includes a margin of 1.50%. The one interest rate swap agreement converts a portion of the variable rate term loan into a fixed rate obligation of 6.56%, which includes a margin of 1.50%. It is expected that the term loan amount will not exceed the notional amount of the four interest rate swap agreements. As of December 31, 2008, these interest rate swap agreements were not designated for hedge accounting treatment under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and related interpretations and as a result, changes in their fair values are reflected currently in earnings.

We recognized an increase of $11.6 million in interest expense related to the decrease in fair value of the interest rate swap agreements for the year ended December 31, 2008. We recognized an increase of $17.7 million in interest expense related to the decrease in fair value of the interest rate swap agreements for the year ended December 31, 2007.

As of December 31, 2008, the fair value of the interest rate swap agreements was a liability of $23.2 million and is classified in other liabilities on the balance sheet. As of December 31, 2007, the fair value of the interest rate swap agreements was a liability of $11.6 million and is classified in other liabilities on the balance sheet.

Debt and Equity Financing

On November 1, 2006, our Board of Directors approved a $100 million stock repurchase program. We completed this repurchase program in the second quarter of 2008.

On April 7, 2008, our Board of Directors approved an additional $100 million stock repurchase program. We are authorized to repurchase up to $100 million of our outstanding Class A common stock from time to time in open market transactions at prevailing market prices, block trades and private repurchases. The extent and timing of any repurchases will depend on market conditions and other factors. We intend to finance future stock repurchases, if and when made, with available cash on hand and cash provided by operations. Under this new plan, we purchased 7.4 million shares of Class A common stock for approximately $19.8 million during the year ended December 31, 2008. However, under the terms of the amended credit facility agreement, we are prevented from making future repurchases of our Class A common stock.

On October 4, 2007, our Board of Directors approved the retirement of 6.3 million shares of our Class A common stock that were repurchased by us. On December 31, 2008, our board of directors approved the retirement of an additional 14.1 million shares of our Class A common stock that were repurchased by us.

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA (as defined below) decreased to $74.1 million for the year ended December 31, 2008 from $91.8 million for the year ended December 31, 2007, a decrease of $17.7 million, or 19%. As a percentage of net revenue, consolidated adjusted EBITDA decreased to 32% for the year ended December 31, 2008 from 37% for the year ended December 31, 2007.

We currently anticipate that consolidated adjusted EBITDA will decrease during the first quarter of 2009 and possibly the entire 2009 year due to a continuing challenging advertising environment, primarily the result of the ongoing global financial crisis and continuing recession. We do not know when the advertising environment will change. However, we anticipate that the advertising environment will not improve until at least the economy improves and, in the case of our radio segment, is further subject to the overall general slowing of growth in the radio industry over the last several quarters.

Consolidated adjusted EBITDA means operating income (loss) plus loss (gain) on sale of assets, depreciation and amortization, non-cash impairment loss, non-cash stock-based compensation included in operating and corporate expenses, non-cash corporate expense, net interest expense, income tax expense (benefit), equity in net income (loss) of nonconsolidated affiliate and syndication programming amortization less syndication programming payments. We use the term consolidated adjusted EBITDA because that measure is defined in our syndicated bank credit facility and does not include non-cash stock-based compensation, non-cash corporate expense, non-cash impairment loss, loss (gain) on sale of assets, depreciation and amortization, net interest expense, income tax expense (benefit), equity in net income (loss) of nonconsolidated affiliate and syndication programming amortization and does include syndication programming payments.

Since our ability to borrow from our syndicated bank credit facility is based on a consolidated adjusted EBITDA financial covenant, we believe that it is important to disclose consolidated adjusted EBITDA to our investors. Our syndicated bank credit facility contains certain financial covenants relating to maximum net debt ratio, senior net debt ratio, maximum capital expenditures and fixed charge coverage ratio. The maximum net debt ratio, or the ratio of consolidated total debt minus cash, up to a maximum of $20 million, to trailing-twelve-month consolidated adjusted EBITDA, affects our ability to borrow from our syndicated bank credit facility. Under our syndicated bank credit facility, our maximum net debt ratio may not exceed 6.75 to 1 and our senior net debt ratio, or the ratio of consolidated senior debt minus cash up to $20 million, to trailing-twelve-month consolidated adjusted EBITDA, may not exceed 5.25 to 1 on a pro forma basis for the prior full year. The actual maximum and senior net debt ratios were as follows (in each case as of December 31): 2008, 5.2 to 1; 2007, 4.9 to 1; 2006, 4.9 to 1. Therefore, we were in compliance with this covenant at each of those dates. We entered into our current syndicated bank credit facility in September 2005, so we were not subject to the same calculations and covenants in prior years. However, for consistency of presentation, the foregoing historical ratios assume that our current definition had been applicable for all periods presented. The maximum net debt ratio also affects the interest rate charged for revolving loans, thus affecting our interest expense. On March 16, 2009, we entered into an amendment to our credit facility agreement. For a discussion of the new financial covenants under our amended credit facility agreement, please see "Syndicated Bank Credit Facility Amendments," beginning at page 53.

While many in the financial community and we consider consolidated adjusted EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as cash flows from operating activities, operating income and net income. As consolidated adjusted EBITDA excludes non-cash (gain) loss on sale of assets, non-cash depreciation and amortization, non-cash impairment loss, non-cash stock-based compensation awards, non-cash corporate expense, net interest expense, income tax expense (benefit), equity in net income (loss) of nonconsolidated affiliate and syndication programming amortization and includes syndication programming payments, consolidated adjusted EBITDA has certain limitations because it excludes and includes several important non-cash financial line items. Therefore, we consider both non-GAAP and GAAP measures when evaluating our business.

Consolidated adjusted EBITDA is a non-GAAP measure. For a reconciliation of consolidated adjusted EBITDA to cash flows from operating activities, its most directly comparable GAAP financial measure, please see page 44.

Cash Flow

Net cash flow provided by operating activities decreased to $44.2 million for the year ended December 31, 2008 from $63.3 million for the year ended December 31, 2007. Although we had a net loss of $487.9 million for the year ended December 31, 2008, we had positive cash flow from operations. Our net loss was primarily a result of non-cash expenses, primarily impairment charges of $610.5 million. The decrease in net cash flow provided by operating activities was primarily due to an increase in the net loss from continuing operations. Although we had a net loss of $43.1 million for the year ended December 31, 2007, we had positive cash flow from operations. Our net loss was primarily a result of non-cash expenses, including a carrying value adjustment charge in discontinued operations of $79.5 million and depreciation and amortization of $22.6 million. We expect to continue to have positive cash flow from operating activities for the year 2009.

For the year ended December 31, 2008, net cash flow provided by investing activities was $61.3 million, whereas for the year ended December 31, 2007, net cash flow used in investing activities was $27.5 million. During the year ended December 31, 2008, we received $101.5 million from the sale of our outdoor advertising business and spent $16.9 million on net capital expenditures and $22.9 million related to the acquisition of the assets of radio station WNUE-FM in Orlando. During the year ended December 31, 2007, we spent $26.2 million on net capital expenditures and the acquisition of a full-power television construction permit in Colorado Springs, Colorado. Additionally, we spent $1.6 million on net capital expenditures in our outdoor advertising operations, which is reported in discontinued operations. We anticipate that our capital expenditures will be approximately $5 million in 2009.

Net cash flow used in financing activities increased to $128.2 million for the year ended December 31, 2008 from $67.3 million for the year ended December 31, 2007. During the year ended December 31, 2008, we repurchased 12.1 million shares of our Class A common stock under our stock repurchase programs for $50.8 million including transaction fees, repurchased 1.5 million shares of our Class U common stock from Univision for $10.4 million, made net debt payments of $67.7 million and received net proceeds of $0.8 million from the sale of shares under our 2001 Employee Stock Purchase Plan (the "2001 Plan"). During the year ended December 31, 2007, we repurchased 7.2 million shares of our Class A common stock under our stock repurchase program for $61.0 million including transaction fees and made net debt payments of $13.7 million. We received net proceeds of $7.4 million from the exercise of stock options and from the sale of shares issued under our 2001 Employee Stock Purchase Plan. We stopped repurchasing shares of our Class A common stock in January 2009 and, under the terms of the amended credit facility agreement, we are prevented from making future repurchases of our Class A common stock except under a limited circumstance.

In order to reduce expenses and comply with the terms of our amended credit facility agreement, we intend to reduce capital expenditures except for critical items. During 2009, we anticipate that our capital expenditures will be approximately $5 million. We anticipate paying for these capital expenditures out of net cash flow from operations.

As part of the transition from analog to digital television service, full-service television station owners are required to discontinue broadcasting analog signals and to relinquish one of their paired analog-digital channels to the FCC on June 12, 2009. We currently expect the cost to complete construction of digital television facilities for our remaining full-service television stations, for which we have sought waivers from the FCC, will be approximately $0.5 million. In addition, we have elected to continue to broadcast separate digital and analog signals throughout this transition period. We intend to finance the conversion to digital television by using net cash flow from operations. Also, in order to broadcast high definition programming in the future, we intend to begin construction at our studio control facilities in 2010, and at our production control facilities in 2011 and 2012. We currently expect that the total cost of this high definition upgrade at our local studio and control facilities will be approximately $15 million. We intend to finance the high definition upgrade by using net cash flow from operations.

The amount of our anticipated capital expenditures may change based on future changes in business plans, our financial condition and general economic conditions.

Commitments and Contractual Obligations

We have agreements with certain media research and ratings providers, expiring at various dates through December 2011, to provide television and radio audience measurement services. We lease facilities and broadcast equipment under various operating lease agreements with various terms and conditions, expiring at various dates through November 2050.

Our material contractual obligations at December 31, 2008 are as follows (in thousands):

Contractual Obligations	Payments Due by Period				
	Total amounts committed	Less than 1 year	1-3 years	3-5 years	More than 5 years
Syndicated bank credit facility and other borrowings and related interest (1)	$481,184	$23,986	$55,031	$402,167	$ —
Media research and ratings providers (2)	35,354	10,239	20,960	4,155	—
Operating leases and other material non-cancelable contractual obligations (2)	67,412	9,912	16,171	11,426	29,903
Total contractual obligations	$583,950	$44,137	$92,162	$417,748	$29,903

(1) These amounts represent estimated future cash interest payments related to our syndicated bank credit facility and other borrowings. Future interest payments could differ materially from amounts indicated in the table due to future operational and financing needs, market factors and other currently unanticipated events. Please refer to "Syndicated Bank Credit Facility Amendments" above for interest terms.

(2) Does not include month-to-month leases and amounts related to discontinued operations.

We have also entered into employment agreements with certain of our key employees, including Walter F. Ulloa, Philip C. Wilkinson, Jeffery A. Liberman and Christopher T. Young. Our obligations under these agreements are not reflected in the table above.

Other than lease commitments, legal contingencies incurred in the normal course of business, employment contracts for key employees and the interest rate swap agreements described more fully in Item 7A below, we do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned subsidiaries or any interests in or relationships with any variable-interest entities that are not included in our consolidated financial statements.

Other

On April 4, 2001, our Board of Directors adopted the 2001 Employee Stock Purchase Plan. Our stockholders approved the Employee Stock Purchase Plan on May 10, 2001 at our 2001 Annual Meeting of Stockholders. Subject to adjustments in our capital structure, as defined in the Employee Stock Purchase Plan, the maximum number of shares of our Class A common stock that will be made available for sale under the Employee Stock Purchase Plan is 0.6 million, plus an annual increase of up to 0.6 million shares on the first day of each of the ten calendar years beginning on January 1, 2002. All of our employees are eligible to participate in the Employee Stock Purchase Plan, provided that they have completed six months of continuous service as employees as of an offering date. There are two offering periods annually under the Employee Stock Purchase Plan, one which commences on February 15 and concludes on August 14, and the other which commences on August 15 and concludes on the following February 14. Since the inception of the Employee Stock Purchase Plan through December 31, 2008, approximately 0.9 million shares have been purchased.

Application of Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are the most important to the accurate portrayal of our financial condition and results of operations. Critical accounting policies require management's subjective judgment and may produce materially different results under different assumptions and conditions. We have discussed the development and selection of these critical accounting policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed and approved our related disclosure in this

Management's Discussion and Analysis of Financial Condition and Results of Operations. The following are our critical accounting policies:

Goodwill and Indefinite Life Intangible Assets

Each of our operating segments is a reporting unit. We assign all of our assets and liabilities to our reporting units and do not amortize goodwill and our indefinite life intangible assets. We believe that our broadcast licenses are indefinite life intangible assets.

We believe that the accounting estimates related to the fair value of our reporting units and indefinite life intangible assets and our estimates of the useful lives of our long-lived assets are "critical accounting estimates" because: (1) goodwill and other intangible assets are our most significant assets, and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet, as well as on our results of operations, could be material. Accordingly, the assumptions about future cash flows on the assets under evaluation are critical.

Goodwill and indefinite life intangible assets are tested annually for impairment or more frequently if events or changes in circumstances indicate that the assets might be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, we must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

The unit of accounting used to test broadcast licenses represents all licenses owned and operated within an individual market cluster as such licenses are used together, are complimentary to each other and are representative of the best use of those assets. Our individual market clusters are cities or nearby cities. We test our broadcasting licenses for impairment based on assumptions about these market clusters.

Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy and the fluctuation of actual revenue and the timing of expenses. We develop future revenue estimates based on projected ratings increases, planned timing of signal strength upgrades, planned timing of promotional events, customer commitments and available advertising time. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned conversion of format or upgrade of station signal. The assumptions about cash flows after conversion reflect estimates of how these stations are expected to perform based on similar stations and markets and possible proceeds from the sale of the assets. If the expected cash flows are not realized, impairment losses may be recorded in the future.

For goodwill, the impairment evaluation includes a comparison of the carrying value of each reporting unit (including goodwill) to that reporting unit's fair value. If the reporting unit's estimated fair value exceeds the reporting unit's carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed the unit's carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit's goodwill, an impairment charge is recorded for the difference.

The impairment evaluation for indefinite life intangible assets is performed by a comparison of the asset's carrying value to the asset's fair value. When the carrying value exceeds fair value an impairment charge is recorded for the amount of the difference. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to our future cash flows. In addition, we evaluate annually and when triggering events occur, the remaining useful life of an intangible asset that is not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

Long-Lived Assets, Including Intangibles Subject to Amortization

Depreciation and amortization of our long-lived assets is provided using the straight-line method over their estimated useful lives. Changes in circumstances, such as the passage of new laws or changes in regulations, technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from initial estimates. In those cases where we determine that the useful life of a long-lived asset should be revised, we will depreciate the net book value in excess of the estimated residual value over its revised remaining useful life. Factors such as changes in the planned use of equipment, customer attrition, contractual amendments or mandated regulatory requirements could result in shortened useful lives.

Long-lived assets and asset groups are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Deferred Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition

Television and radio revenue related to the sale of advertising is recognized at the time of broadcast. Revenue contracts with advertising agencies are recorded at an amount that is net of the commission retained by the agency. Revenue from contacts directly with the advertisers is recorded at gross revenue and the related commission or national representation fee is recorded in operating expense. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided.

Allowance for Doubtful Accounts

Our accounts receivable consist of a homogeneous pool of relatively small dollar amounts from a large number of customers. We evaluate the collectibility of our trade accounts receivable based on a number of factors. When we are aware of a specific customer's inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on our recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

Derivative Instruments

SFAS 133 requires us to recognize all of our derivative instruments as either assets or liabilities in our consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship.

The carrying amount of our interest rate swap agreements is recorded at fair market value, including non-performance risk, and any changes to the value are recorded as an increase or decrease in interest expense. The fair market value of each interest rate swap agreement is determined by using multiple broker quotes, adjusted for non-performance risk, which estimate the future discounted cash flows of any future payments that may be made under such agreements.

As of December 31, 2008, we had three interest rate swap agreements with a $285 million aggregate notional amount, with quarterly reductions, that expire on October 1, 2010, and one interest rate swap agreement with a $118.5 million notional amount, with quarterly increases, that also expires on October 1, 2010. As of December 31, 2008, these interest rate swap agreements were not designated for hedge accounting treatment, and as a result, the increase in fair value is classified as a reduction of interest expense on our statements of operations. For the year ended December 31, 2008, we recognized an increase of $11.6 million in interest expense related to the decrease in fair value of the interest rate swap agreements.

Discontinued Operations

We sold the outdoor advertising business in May of 2008 and no longer have outdoor operations. In accordance with SFAS 144, we have reported the results of the outdoor advertising business for all periods presented in discontinued operations within the consolidated statements of operations. In the statements of cash flows, the cash flows of discontinued operations have been reclassified for all periods presented and are separately classified within the respective categories with those of continuing operations. The outdoor advertising business has been presented as assets held for sale on the consolidated balance sheets as of December 31, 2007.

Certain amounts in our prior period consolidated financial statements and notes to the financial statements have been reclassified to conform to current period presentation. All discussions and amounts in the consolidated financial statements and the related notes to consolidated statements for all periods presented relate to continuing operations only, unless otherwise noted.

Additional Information

For additional information on our significant accounting policies, please see Note 2 to Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"), which requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 141R is effective beginning in the first quarter of 2009. We are currently evaluating the impact of adopting SFAS 141R on our financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 160 is effective beginning in the first quarter of 2009. We are currently evaluating the impact of adopting SFAS 160 on our financial statements.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2") which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 for items within the scope of FSP 157-2 is effective beginning in the first quarter of 2009. We are currently evaluating the impact of adopting SFAS 157 for items within the scope of FSP 157-2 on our financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), which requires enhanced disclosures for derivative and hedging activities. SFAS 161 will become effective beginning in the first quarter of 2009. We are currently evaluating the impact of adopting SFAS 161 on our financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within within those fiscal years. We are currently evaluating the impact of adopting FSP 142-3 on our financial statements.

Sensitivity of Critical Accounting Estimates

We have critical accounting estimates that are sensitive to change. The most significant of those sensitive estimates relate to the impairment of intangible assets. Goodwill and indefinite life intangible assets are not amortized but are tested annually on October 1 for impairment, or more frequently if events or changes in circumstances indicate that the assets might be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, we must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets. In 2008, we conducted an impairment analysis in the third quarter and fourth quarter.

Television

In each of the third and fourth quarters of 2008, we conducted a review of our television reporting unit and determined that the fair value of our television reporting unit exceeded the carrying value. The fair value of the television reporting unit was primarily determined by evaluating discounted cash flow models and a market-based approach. The assumptions in the models were based on the reporting unit's projected ability to generate cash flows in various cities or nearby cities, which we refer to as market clusters, based on signal coverage of the markets. The fair value of the reporting unit and the FCC licenses contains significant assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a market. These variables would include the forecasted growth rate of each television market, including population, household income, retail sales and other expenditures that would influence advertising expenditures, market share and profit margin of an average station within a market, estimated capital start-up costs and losses incurred during the early years, risk-adjusted discount rate based on the risk inherent in the future cash flows and the likely media competition within the market area. The market-based approach used comparable company earnings multiples. In the third quarter of 2008, we determined that the carrying values of certain television FCC licenses exceeded their fair values and we recognized impairment charges of $54 million. In the fourth quarter of 2008, we had an additional impairment charge of $5 million of our television FCC licenses and $5 million of our television syndicated programming contracts. For the year ended December 31, 2008, we had a total of $64 million in impairment charges for our television reporting unit.

In calculating the estimated fair value of our television reporting unit and FCC licenses, we used discounted cash flow models that rely on various assumptions, such as future cash flows, discount rates and multiples. Our estimates of future cash flows assume that our television segment revenues will increase significantly faster than the increase in our television expenses, and therefore our television assets will also increase in value. If any of the estimates of future cash flows, discount rates, multiples or assumptions were to change in any future valuation, it could affect our impairment analysis and cause us to record an additional expense for impairment.

Radio

In each of the third and fourth quarters of 2008, we conducted a review of our radio reporting unit and determined that the carrying value of our radio reporting unit exceeded the fair value. The fair value of the radio reporting unit was primarily determined by evaluating discounted cash flow models and a market-based approach. The assumptions in the models were based on the reporting unit's projected ability to generate cash flows in various cities or nearby cities, which we refer to as market clusters, based on signal coverage of the markets. The fair value of the reporting unit and the FCC licenses contains significant assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a market. These variables would include the forecasted growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures, market share and profit margin of an average station within a market, estimated capital start-up costs and losses incurred during the early years, risk-adjusted discount rate based on the risk inherent in the future cash flows and the likely media competition within the market area. The market-based approach used comparable company earnings multiples. In the third quarter of 2008, we determined that our radio reporting unit carrying value exceeded its fair values and we recognized a goodwill impairment charge of $54 million. At that time, we also determined that the carrying values of certain radio FCC licenses exceeded their fair values and we recognized impairment charges of $332 million. In the fourth quarter of 2008, we had an additional impairment charge of $79 million of goodwill in our radio segment and $81 million of our radio FCC licenses. For the year ended December 31, 2008, we had a total of $546 million in impairment charges for our radio reporting unit.

In calculating the estimated fair value of our radio reporting unit and FCC licenses, we used discounted cash flow models that rely on various assumptions, such as future cash flows, discount rates and multiples. Our estimates of future cash flows assume that our radio segment revenues will increase significantly faster than the increase in our radio expenses, and therefore our radio assets will also increase in value. If any of the estimates of future cash flows, discount rates, multiples or assumptions were to change in any future valuation, it could affect our impairment analysis and cause us to record an additional expense for impairment.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2008. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

Off-Balance Sheet Arrangements

We have entered into three interest rate swap agreements, and an additional interest rate swap agreement in February 2007, described more fully in Item 7A below. We do not have any majority-owned subsidiaries or any interests in, or relationships with, any material variable-interest entities that are not included in the consolidated financial statements. Except for the items discussed above, we do not have any off-balance sheet financing arrangements or liabilities other than lease commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees.

The carrying amount of our interest rate swap agreements are recorded at fair market value and any changes to the value are recorded as an increase or decrease in interest expense. The fair market value of each interest rate swap agreement is determined by using multiple broker quotes, which estimate the future discounted cash flows of any future payments that may be made under such agreement.

We converted a portion of our variable rate term loan into a fixed rate obligation at September 30, 2005. In February 2007, we entered into an additional interest rate swap agreement, as a result of which we do not expect that our term loan amounts will exceed the notional amounts of the interest rate swap agreements. If the future interest yield curve decreases, the fair value of the interest rate swap agreements will decrease and interest expense will increase. If the future interest yield curve increases, the fair value of the interest rate swap agreements will increase and interest expense will decrease.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Market risk represents the potential loss that may impact our financial position, results of operations or cash flows due to adverse changes in the financial markets. We are exposed to market risk from changes in the base rates on our variable rate debt. However, since February 2007, we have had four swap arrangements that convert the entire amount of our variable rate term loan into a fixed rate obligation. Under our syndicated bank credit facility, if we exceed certain leverage ratios we would be required to enter into derivative financial instrument transactions, such as swaps or interest rate caps, in order to manage or reduce our exposure to risk from changes in interest rates. Our current policy prohibits entering into derivatives or other financial instrument transactions for speculative purposes.

Interest Rates

Our term loan bears interest at LIBOR plus a margin of 1.50%, for a total interest rate of 2.94% at December 31, 2008. As of December 31, 2008, $403.5 million of our term loan was outstanding. Our revolving facility bears interest at LIBOR plus a margin ranging from 1% to 2% based on our leverage. As of December 31, 2008, we had approximately $1.3 million in outstanding letters of credit and $148.7 million was available under the revolving facility for future borrowings. Our syndicated bank credit facility requires us to enter into interest rate agreements if our leverage exceeds certain limits as defined in our credit agreement.

As of December 31, 2008, we had three interest rate swap agreements with a $285 million aggregate notional amount, with quarterly reductions, that expire on October 1, 2010, and one interest rate swap agreement with a $118.5 million notional amount, with quarterly increases, that also expires on October 1, 2010. The three interest rate swap agreements convert a portion of the variable rate term loan into a fixed rate obligation of 5.96%, which includes a margin of 1.50%. The one interest rate swap agreement converts a portion of the variable rate term loan into a fixed rate obligation of 6.56%, which includes a margin of 1.50%. It is expected that the term loan amounts will not exceed the notional amount of the four interest rate swap agreements. As of December 31, 2008, these interest rate swap agreements were not designated for hedge accounting treatment, and as a result, changes in their fair values are reflected currently in earnings. At December 31, 2008, the fair value of the interest rate swap agreements was a liability of $23.2 million and is classified as other liabilities on the balance sheet.

We recognize all of our derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. As of December 31, 2008, our interest rate swap agreements were not designated for hedge accounting treatment, and as a result, the fair value is classified as other liabilities on our balance sheet and as an increase of interest expense on our statements of operations. For the year ended December 31, 2008, we recognized an increase of $11.6 million of interest expense related to the decrease in fair value of the interest rate swap agreements.

We converted a portion of our variable rate term loan into a fixed rate obligation at September 30, 2005. In February 2007, we entered into an additional interest rate swap agreement, as a result of which we do not expect that our term loan amounts will exceed the notional amounts of the interest rate swap agreements. If the future interest yield curve decreases, the fair value of the interest rate swap agreements will decrease and interest expense will increase. If the future interest yield curve increases, the fair value of the interest rate swap agreements will increase and interest expense will decrease.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See pages F-1 through F-40.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.

Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the evaluation date our disclosure controls and procedures were effective. Our procedures were adequately designed to ensure that the information relating to our company, including our consolidated subsidiaries, required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, who have audited and reported on our financial statements, issued an attestation report regarding our internal controls over financial reporting as of December 31, 2008. PricewaterhouseCoopers LLP's report is included in this annual report below.

Inherent Limitations on Effectiveness of Controls

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes in Internal Control

There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Entry Into a Material Definitive Agreement

As disclosed in Part II, Item 7, "Managements' Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" on March 16, 2009, we amended our credit facility agreement with our lenders. Accordingly, we provide below the information that would otherwise be included in a Current Report on Form 8-K with respect to such amendment.

On March 16, 2009, we entered into an amendment to our credit facility agreement. Pursuant to this amendment, among other things:

- The interest that we pay under the credit facility will increase. Both the revolver and term loan borrowings under the amendment bear interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin that varies depending upon our leverage ratio. Borrowings under both our revolver and term loan bear interest at LIBOR plus a margin of 5.25% when the leverage ratio is greater than or equal to 5.0. When the leverage ratio is less than 5.0 but greater than or equal to 4.0, borrowings under both our revolver and term loan will bear interest at LIBOR plus a margin of 4.25%. When the leverage ratio is less than 4.0, borrowings under both our revolver and term loan will bear interest at LIBOR plus a margin of 3.25%. Borrowings under the revolver are restricted to $5 million in the aggregate during any rolling 30-day period when the leverage ratio is less than 1.0 of the maximum allowable ratio during the applicable period.
- The total amount of our revolver facility was reduced from $150 million to $50 million.
- New conditions have been added for loans under the revolver facility greater than $5 million.
- There are more stringent financial covenants relating to maximum allowed leverage ratio, maximum capital expenditures and fixed charge coverage ratio. Beginning March 16, 2009, through December 31, 2009, the maximum allowed leverage ratio, or the ratio of consolidated total debt to trailing-twelve-month consolidated adjusted EBITDA, is 6.75. The maximum allowed leverage ratio decreases to 6.50 in the first quarter of 2010. On September 30, 2010 the maximum allowed leverage ratio decreases to 6.25 and on December 31, 2010 the maximum allowed leverage ratio decreases to 6.0. Beginning March 31, 2011, and through the term of the agreement, the maximum allowed leverage ratio is 5.50. From March 31, 2009, through the term of the agreement, the minimum required fixed charge coverage ratio is 1.15x.
- There is a mandatory prepayment clause for 100% of the proceeds of certain asset dispositions, regardless of our leverage ratio. In addition, if we have excess cash flow, as defined in our syndicated bank credit facility, 75% of such excess cash flow must be used to reduce our outstanding loan balance on a quarterly basis. Effective March 31, 2009, the annual excess cash flow debt payment test has been eliminated.
- Beginning March 31, 2009, the senior net debt ratio will be eliminated.
- Capital expenditures are restricted to $10 million in both 2009 and 2010.
- We are restricted from making acquisitions and investments when the leverage ratio is greater than 4.0x, with an exception to permit the completion of the pending acquisition of television stations serving the Reno, Nevada market for a purchase price of up to $4 million.
- We are restricted from making future repurchases of shares of our common stock other than under a limited circumstance.
- We are restricted from making any further debt repurchases in the secondary market.

The amendment also contains additional covenants, representations and provisions that are usual and customary for credit facilities of this type. All other provisions of our credit facility agreement, as amended, remain in full force and effect unless expressly amended or modified by the amendment.

At the time of entering into this amendment, we were required to make a prepayment of $40 million to reduce the outstanding amount of our term loans and paid our lenders an amendment fee.

A copy of the amendment to our credit facility agreement is filed as Exhibit 10.30 to this Report.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors and matters pertaining to our corporate governance policies and procedures are set forth in "Proposal 1—Election of Directors" under the captions "Biographical Information Regarding Directors" and "Corporate Governance" in our definitive proxy statement for our 2009 Annual Meeting of Stockholders scheduled to be held on May 28, 2009. Such information is incorporated herein by reference. Information regarding compliance by our directors and executive officers and owners of more than ten percent of our Class A common stock with the reporting requirements of Section 16(a) of the Exchange Act is set forth in the proxy statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance." Such information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding the compensation of our executive officers and directors is set forth in "Proposal 1—Election of Directors" under the caption "Director Compensation" and under the caption "Summary of Cash and Certain Other Compensation" in the proxy statement. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding ownership of our common stock by certain persons is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and under the caption "Summary of Cash and Certain Other Compensation" in the proxy statement. Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding relationships or transactions between our affiliates and us is set forth under the caption "Certain Relationships and Related Transactions" in the proxy statement. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding fees paid to and services performed by our independent accountants is set forth in "Proposal 2—Ratification of Appointment of Independent Auditor" under the caption "Audit and Other Fees" in the proxy statement. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this report:*

1. Financial Statements

The consolidated financial statements contained herein are as listed on the "Index to Consolidated Financial Statements" on page F-1 of this report.

2. Financial Statement Schedule

The consolidated financial statement schedule contained herein is as listed on the "Index to Consolidated Financial Statements" on page F-1 of this report. All other schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

3. Exhibits

See Exhibit Index.

(b) *Exhibits:*

The following exhibits are attached hereto and incorporated herein by reference.

Exhibit Number	Exhibit Description
2.1(1)	Asset Purchase Agreement dated as of July 25, 2005 by and among Entravision Holdings, LLC, Entravision Communications Corporation, Univision Radio License Corporation and Univision Communications Inc.
2.2(2)	Stock Purchase Agreement dated as of February 28, 2008 among Entravision Communications Corporation, Z-Spanish Media Corporation, Inc., Vista Media Group, Inc. and Lamar Advertising of Penn, LLC
3.1(3)	Second Amended and Restated Certificate of Incorporation
3.2(4)	Third Amended and Restated Bylaws, as adopted on December 9, 2005
10.1(5)†	2000 Omnibus Equity Incentive Plan
10.2(6)†	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2000 Omnibus Equity Incentive Plan
10.3(5)	Form of Voting Agreement by and among Walter F. Ulloa, Philip C. Wilkinson, Paul A. Zevnik and the registrant
10.4(1)†	Employment Agreement effective as of August 1, 2005 by and between the registrant and Walter F. Ulloa
10.5(1)†	Employment Agreement effective as of August 1, 2005 by and between the registrant and Philip C. Wilkinson
10.6(7)†	Employment Agreement effective as of January 1, 2007 by and between the registrant and Jeffery A. Liberman
10.7(8)†	Executive Employment Agreement effective as of December 1, 2005 by and between the registrant and John F. DeLorenzo
10.8(9)†	Separation and Transition Agreement effective as of April 11, 2008 by and between the registrant and John F. DeLorenzo

Exhibit Number	Exhibit Description
10.9(9)†	Executive Employment Agreement effective as of May 12, 2008 between the registrant and Christopher T. Young
10.10(10)†	Form of Indemnification Agreement for officers and directors of the registrant
10.11(5)	Form of Investors Rights Agreement by and among the registrant and certain of its stockholders
10.12(1)	Amendment to Investor Rights Agreement dated as of September 9, 2005 by and between Entravision Communications Corporation and Univision Communications Inc.
10.13(1)	Letter Agreement regarding registration rights of Univision dated as of September 9, 2005 by and between Entravision Communications Corporation and Univision Communications Inc.
10.14(5)	Office Lease dated August 19, 1999 by and between Water Garden Company L.L.C. and Entravision Communications Company, L.L.C.
10.15(11)	First Amendment to Lease and Agreement Re: Sixth Floor Additional Space dated as of March 15, 2001 by and between Water Garden Company L.L.C., Entravision Communications Company, L.L.C. and the registrant
10.16(8)	Second Amendment to Lease dated as of October 5, 2005 by and between Water Garden Company L.L.C. and the registrant
10.17(12)	Limited Liability Company Agreement of Lotus/Entravision Reps LLC dated as of August 10, 2001
10.18(13)	Master Network Affiliation Agreement, dated as of August 14, 2002, by and between Entravision Communications Corporation and Univision Network Limited Partnership
10.19(13)	Master Network Affiliation Agreement, dated as of March 17, 2004, by and between Entravision Communications Corporation and TeleFutura
10.20(3)†	2004 Equity Incentive Plan
10.21(14)†	First Amendment, dated as of May 1, 2006, to 2004 Equity Incentive Plan
10.22(15)†	Second Amendment, dated as of July 13, 2006, to 2004 Equity Incentive Plan
10.23(6)†	Form of Stock Option Award under the 2004 Equity Incentive Plan
10.24(16)†	Form of Restricted Stock Unit Award under the 2004 Equity Incentive Plan
10.25(17)	Form of Restricted Stock Unit Award under the 2004 Equity Incentive Plan
10.26(18)	Form of Restricted Stock Unit Award under the 2004 Equity Incentive Plan
10.26(19)†	Summary of Non-Employee Director Compensation
10.27(3)	Share Repurchase Agreement, dated as of June 25, 2004, by and between Entravision Communications Corporation and TSG Capital Fund III, L.P.
10.28(1)	Credit and Guaranty Agreement dated as of September 29, 2005 among Entravision Communications Corporation, certain subsidiaries of Entravision Communications Corporation, as Guarantors, Goldman Sachs Credit Partners L.P., Union Bank of California, N.A., Citigroup Global Markets Inc., Wachovia Bank, National Association, Harris Nesbitt, National City Bank and the lenders party thereto
10.29(20)	First Amendment to Credit and Guaranty Agreement dated as of September 29, 2005 among Entravision Communications Corporation, certain subsidiaries of Entravision Communications Corporation, as Guarantors, Goldman Sachs Credit Partners L.P., Union Bank of California, N.A., Citigroup Global Markets Inc., Wachovia Bank, National Association, Harris Nesbitt, National City Bank and the lenders party thereto, dated as of November 12, 2008

Exhibit Number	Exhibit Description
10.30*	Second Amendment to Credit and Guaranty Agreement dated as of September 29, 2005 among Entravision Communications Corporation, certain subsidiaries of Entravision Communications Corporation, as Guarantors, Goldman Sachs Credit Partners L.P., Union Bank of California, N.A., Citigroup Global Markets Inc., Wachovia Bank, National Association, Harris Nesbitt, National City Bank and the lenders party thereto, dated as of March 16, 2009
21.1*	Subsidiaries of the registrant
23.1*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of Attorney (included after signatures hereto)
31.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
31.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
32*	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

† Management contract or compensatory plan, contract or arrangement.

(1) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 9, 2005.

(2) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008.

(3) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 9, 2004.

(4) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006.

(5) Incorporated by reference from our Registration Statement on Form S-1, No. 333-35336, filed with the SEC on April 21, 2000, as amended by Amendment No. 1 thereto, filed with the SEC on June 14, 2000, Amendment No. 2 thereto, filed with the SEC on July 10, 2000, Amendment No. 3 thereto, filed with the SEC on July 11, 2000 and Amendment No. 4 thereto, filed with the SEC on July 26, 2000.

(6) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 15, 2005.

(7) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 15, 2007.

(8) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006.

(9) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 12, 2008.

(10) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC on September 15, 2000.

(11) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 28, 2001.

(12) Incorporated by reference from our Registration Statement on Form S-3, No. 333-81652, filed with the SEC on January 30, 2002, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on February 25, 2002.
(13) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004.
(14) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006.
(15) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006.
(16) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on October 4, 2006.
(17) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on March 2, 2007
(18) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 11, 2008.
(19) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on July 17, 2006.
(20) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on November 17, 2008.

(c) *Financial Statement Schedules:*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRAVISION COMMUNICATIONS CORPORATION

By: /s/ WALTER F. ULLOA
Walter F. Ulloa
Chairman and Chief Executive Officer

Date: March 16, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Walter F. Ulloa and Christopher T. Young, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WALTER F. ULLOA **Walter F. Ulloa**	Chairman, Chief Executive Officer (principal executive officer) and Director	March 16 , 2009
/s/ PHILIP C. WILKINSON **Philip C. Wilkinson**	President, Chief Operating Officer and Director	March 16, 2009
/s/ CHRISTOPHER T. YOUNG **Christopher T. Young**	Executive Vice President, Treasurer and Chief Financial Officer (principal financial officer and principal accounting officer)	March 16, 2009
/s/ PAUL A. ZEVNIK **Paul A. Zevnik**	Director	March 16, 2009
/s/ DARRYL B. THOMPSON **Darryl B. Thompson**	Director	March 16, 2009
/s/ ESTEBAN E. TORRES **Esteban E. Torres**	Director	March 16, 2009
/s/ JESSE CASSO, JR. **Jesse Casso, Jr.**	Director	March 16, 2009
/s/ GILBERT R. VASQUEZ **Gilbert R. Vasquez**	Director	March 16, 2009

ENTRAVISION COMMUNICATIONS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Entravision Communications Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Entravision Communications Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain income tax positions as of January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
March 16, 2009

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(In thousands, except share and per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 64,294	$ 86,945
Trade receivables, net of allowance for doubtful accounts of $5,640 and $5,771	44,855	55,986
Assets held for sale	—	102,974
Deferred income taxes	—	26,248
Prepaid expenses and other current assets (including related parties of $274 and $274)	5,252	8,158
Total current assets	114,401	280,311
Property and equipment, net	90,898	92,959
Intangible assets subject to amortization, net (included related parties of $30,161 and $32,482)	31,380	34,560
Intangible assets not subject to amortization	298,042	778,427
Goodwill	45,845	168,135
Other assets	10,473	11,756
Total assets	$ 591,039	$1,366,148
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt (including related parties of $1,000 and $1,000)	$ 1,002	$ 1,076
Advances payable, related parties	118	118
Accounts payable and accrued expenses (including related parties of $4,092 and $4,595)	34,441	57,944
Liabilities associated with assets held for sale	—	5,772
Total current liabilities	35,561	64,910
Long-term debt, less current maturities (including related parties of $2,000 and $3,000)	405,521	483,002
Other long-term liabilities	37,244	22,383
Deferred income taxes	—	138,043
Total liabilities	478,326	708,338
Commitments and contingencies (note 9)		
Stockholders' equity		
Class A common stock, $0.0001 par value, 260,000,000 shares authorized; shares issued and outstanding 2008 45,877,400; 2007 57,740,370	5	6
Class B common stock, $0.0001 par value, 40,000,000 shares authorized; shares issued and outstanding 2008 22,887,433; 2007 22,887,433	2	2
Class U common stock, $0.0001 par value, 40,000,000 shares authorized; shares issued and outstanding 2008 15,652,729; 2007 17,152,729	2	2
Additional paid-in capital	934,749	991,908
Accumulated deficit	(822,045)	(334,108)
	112,713	657,810
Treasury stock, Class A common stock, $0.0001 par value, 2008 None; 2007 2,060,001 shares	—	—
Total stockholders' equity	112,713	657,810
Total liabilities and stockholders' equity	$ 591,039	$1,366,148

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2008, 2007 and 2006
(In thousands, except share and per share data)

	2008	2007	2006 (As reclassified) (Note 1)
Net revenue (including related parties of $182, $615 and $600)	$ 232,335	$ 250,046	$ 255,134
Expenses:			
Direct operating expenses (including related parties of $11,455, $12,180 and $12,422) (including non-cash stock-based compensation of $633, $431 and $267)	100,801	99,608	98,306
Selling, general and administrative expenses (including non-cash stock-based compensation of $794, $678 and $911)	43,709	44,267	46,260
Corporate expenses (including non-cash stock-based compensation of $1,926, $1,884 and $1,576)	17,117	17,353	17,520
Gain on sale of assets	—	—	(26,160)
Depreciation and amortization (includes direct operating of $18,344, $17,700 and $17,288; selling, general and administrative of $3,991, $4,007 and $3,975; and corporate of $1,077, $858 and $506) (including related parties of $2,320, $2,320 and $2,320)	23,412	22,565	21,769
Impairment charge	610,456	—	189,661
	795,495	183,793	347,356
Operating income (loss)	(563,160)	66,253	(92,222)
Interest expense (including related parties of $199, $257 and $315)	(43,093)	(49,405)	(29,431)
Interest income	1,894	4,809	1,602
Gain on debt extinguishment	9,813	—	—
Income (loss) before income taxes	(594,546)	21,657	(120,051)
Income tax (expense) benefit	110,705	18,047	(2,273)
Income (loss) before equity in net income (loss) of nonconsolidated affiliate and discontinued operations	(483,841)	39,704	(122,324)
Equity in net income (loss) of nonconsolidated affiliate	(166)	336	(152)
Income (loss) from continuing operations	(484,007)	40,040	(122,476)
Loss from discontinued operations, net of tax (expense) benefit of $(353), $15,308 and $6,736	(3,930)	(83,157)	(12,123)
Net loss applicable to common stockholders	$ (487,937)	$ (43,117)	$ (134,599)
Basic and diluted earnings per share:			
Income (loss) per share from continuing operations applicable to common stockholders, basic and diluted	$ (5.34)	$ 0.39	$ (1.15)
Loss per share from discontinued operations, basic and diluted	$ (0.04)	$ (0.81)	$ (0.11)
Net loss per share applicable to common stockholders, basic and diluted	$ (5.39)	$ (0.42)	$ (1.27)
Weighted average common shares outstanding, basic	90,560,685	102,382,307	106,078,486
Weighted average common shares outstanding, diluted	90,560,685	103,020,657	106,078,486

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2008, 2007 and 2006
(In thousands, except share data)

	Number of Common Shares				Common Stock					
	Class A	Class B	Class U	Treasury Stock	Class A	Class B	Class U	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2005	59,770,587	27,678,533	36,926,600	5,101	$ 6	$ 3	$ 4	$1,185,312	$(156,392)	$1,028,933
Issuance of common stock upon exercise of stock options	414,417	—	—	—	1	—	—	3,241	—	3,242
Issuance of common stock under employee stock purchase plan	128,230	—	—	—	—	—	—	770	—	770
Stock-based compensation expense, net of stock options granted to non-employees reclassified as equity	—	—	—	—	—	—	—	4,659	—	4,659
Stock received in connection with the San Francisco/San Jose market disposition	—	—	(12,573,871)	—	—	—	(1)	(89,999)	—	(90,000)
Repurchase of Class A common stock	(1,175,786)	—	—	1,175,786	—	—	—	(8,772)	—	(8,772)
Repurchase of Class U common stock	—	—	(7,175,000)	—	—	—	(1)	(52,513)	—	(52,514)
Class U common stock exchanged for Class A common stock	25,000	—	(25,000)	—	—	—	—	—	—	—
Class B common stock exchanged for Class A common stock	1,130,500	(1,130,500)	—	—	—	—	—	—	—	—
Net loss for the year ended December 31, 2006	—	—	—	—	—	—	—	—	(134,599)	(134,599)
Balance, December 31, 2006	60,292,948	26,548,033	17,152,729	1,180,887	$ 7	$ 3	$ 2	$1,042,698	$(290,991)	$ 751,719
Issuance of common stock upon exercise of stock options	850,046	—	—	—	—	—	—	6,347	—	6,347
Issuance of common stock under employee stock purchase plan	138,416	—	—	—	—	—	—	873	—	873
Stock-based compensation expense, net	—	—	—	—	—	—	—	2,996	—	2,996
Repurchase of Class A common stock	(7,201,640)	—	—	7,201,640	(1)	—	—	(61,006)	—	(61,007)
Retirement of treasury stock	—	—	—	(6,322,526)	—	—	—	—	—	—
Class B common stock exchanged for Class A common stock	3,660,600	(3,660,600)	—	—	—	(1)	—	—	—	(1)
Net loss for the year ended December 31, 2007	—	—	—	—	—	—	—	—	(43,117)	(43,117)
Balance, December 31, 2007	57,740,370	22,887,433	17,152,729	2,060,001	$ 6	$ 2	$ 2	$ 991,908	$(334,108)	$ 657,810
Issuance of common stock upon exercise of stock options or awards of restricted stock units	38,000	—	—	—	—	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	182,318	—	—	—	—	—	—	785	—	785
Stock-based compensation expense, net	—	—	—	—	—	—	—	3,272	—	3,272
Repurchase of Class A common stock	(12,083,288)	—	—	12,083,288	(1)	—	—	(50,836)	—	(50,837)
Repurchase of Class U common stock	—	—	(1,500,000)	—	—	—	—	(10,380)	—	(10,380)
Retirement of treasury stock	—	—	—	(14,143,289)	—	—	—	—	—	—
Net loss for the year ended December 31, 2008	—	—	—	—	—	—	—	—	(487,937)	(487,937)
Balance, December 31, 2008	45,877,400	22,887,433	15,652,729	—	$ 5	$ 2	$ 2	$ 934,749	$(822,045)	$ 112,713

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006 (As reclassified) (Note 1)
Cash flows from operating activities:			
Net loss	$(487,937)	$ (43,117)	$(134,599)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	23,412	22,565	21,769
Impairment charge	610,456	—	189,661
Deferred income taxes	(112,190)	(18,589)	(2,146)
Amortization of debt issue costs	459	404	406
Amortization of syndication contracts	2,883	1,798	87
Payments on syndication contracts	(2,840)	(1,830)	(83)
Equity in net (income) loss of nonconsolidated affiliate	166	(336)	152
Non-cash stock-based compensation	3,353	2,993	2,754
Gain on sale of media properties and other assets	—	—	(26,160)
Gain on debt extinguishment	(9,813)	—	—
Change in fair value of interest rate swap agreements	11,648	17,667	(2,359)
Changes in assets and liabilities, net of effect of acquisitions and dispositions:			
(Increase) decrease in accounts receivable	11,156	(4,015)	482
Decrease in prepaid expenses and other assets	803	84	1,390
Decrease in accounts payable, accrued expenses and other liabilities	(6,065)	(938)	(4,454)
Effect of discontinued operations	(1,273)	86,579	15,129
Net cash provided by operating activities	44,218	63,265	62,029
Cash flows from investing activities:			
Proceeds from sale of property and equipment and intangibles	101,498	37	96,242
Purchases of property and equipment and intangibles	(16,873)	(26,177)	(38,545)
Purchase of a business	(22,885)	—	—
Deposits on acquisitions	(200)	—	106
Proceeds from collection of note receivable	—	—	1,288
Distribution from nonconsolidated affiliate	—	250	—
Effect of discontinued operations	(194)	(1,610)	(2,001)
Net cash provided by (used in) investing activities	61,346	(27,500)	57,090
Cash flows from financing activities:			
Proceeds from issuance of common stock	785	7,353	3,760
Payments on long-term debt	(67,702)	(13,692)	(24,795)
Repurchase of Class U common stock	(10,380)	—	(52,514)
Repurchase of Class A common stock	(50,837)	(61,006)	(8,772)
Proceeds from borrowings on long-term debt	—	—	16,000
Excess tax benefits from exercise of stock options	(81)	—	117
Payments of deferred debt and offering costs	—	—	—
Net cash used in financing activities	(128,215)	(67,345)	(66,204)
Net increase (decrease) in cash and cash equivalents	(22,651)	(31,580)	52,915
Cash and cash equivalents:			
Beginning	86,945	118,525	65,610
Ending	$ 64,294	$ 86,945	$ 118,525
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest	$ 32,098	$ 31,397	$ 31,537
Income taxes	$ 1,566	$ 543	$ 4,298
Supplemental disclosures of non-cash investing and financing activities:			
Consolidation of television assets in the Reno, Nevada market	$ 3,800	$ —	$ —
Consolidation of radio assets in the Orlando, Florida market	$ —	$ 23,750	$ —
Sale of San Francisco/San Jose radio station assets in exchange for Class U common stock	$ —	$ —	$ 90,000
Exchange of television assets in the McAllen, Texas market	$ —	$ —	$ 1,543

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Nature of Business

Entravision Communications Corporation (together with its subsidiaries, hereinafter, individually and collectively, the "Company") is a diversified Spanish-language media company utilizing a combination of television and radio operations to reach Hispanic consumers in the United States. The Company's management has determined that the Company operates in two reportable segments as of December 31, 2008, based upon the type of advertising medium, which consist of television broadcasting and radio broadcasting. As of December 31, 2008, the Company owns and/or operates 50 primary television stations located primarily in the southwestern United States, consisting primarily of Univision Communications Inc. ("Univision") affiliated stations. Radio operations consist of 48 operational radio stations, 37 FM and 11 AM, in 19 markets located in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas.

Discontinued Operations

The Company sold the outdoor advertising business in May 2008 and no longer has outdoor operations. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") the Company has reported the results of its outdoor advertising operations for all periods in discontinued operations within the consolidated statements of operations. In the statements of cash flows, the cash flows of discontinued operations have been reclassified for all periods presented and are separately classified within the respective categories with those of continuing operations. The outdoor advertising business has been presented as assets held for sale on the consolidated balance sheet as of December 31, 2007.

Assets classified as assets held for sale are measured at the lower of their carrying amount or fair value less cost to sell and are not depreciated and amortized while classified as held for sale. Fair value of assets held for sale is based on estimates of future cash flows, which may include expected proceeds to be received or the present value of estimated future cash flows. Costs to sell are the direct incremental costs estimated to transact a sale. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative loss previously recognized.

Certain amounts in the Company's prior period consolidated financial statements and notes to the financial statements have been reclassified to conform to current period presentation. All discussions and amounts in the consolidated financial statements and the related notes to consolidated statements, for all periods presented relate to continuing operations only, unless otherwise noted.

Liquidity and Capital Resources

As a result of the global financial crisis and recession, and their impact on the advertising marketplace and its customers, the Company has experienced declining net revenues, which have had a significant negative impact on its cash flows and consolidated adjusted EBITDA as defined in its syndicated bank credit facility agreement. At December 31, 2008, the Company's total consolidated debt outstanding was $405.5 million. Consolidated adjusted EBITDA is defined as net income (loss) plus loss (gain) on sale of assets, depreciation and amortization, non-cash impairment loss, non-cash stock-based compensation included in operating and corporate expenses, non-cash corporate expense, net interest expense, income tax expense (benefit), equity in net income (loss) of nonconsolidated affiliate and syndication programming amortization less syndication programming payments.

The Company has taken a number of steps to address its liquidity as result of the decline in its consolidated adjusted EBITDA. During the fourth quarter of 2008, the Company repurchased approximately $66.5 million of its own term loan debt. If it had not reduced its debt by this amount, the Company would have breached its senior net debt ratio covenant in effect at December 31, 2008. Also in the fourth quarter of 2008, the Company implemented significant cost-saving measures, including personnel reductions and reductions in executive bonuses, employee benefits, general corporate expenses and capital expenditures. The Company currently estimates that these cost-saving measures will result in expense reductions of approximately $11 million during 2009.

As a result of management's budgeting process for 2009, taking into consideration the further rapid deterioration of the economy due to the continuing global financial crisis and ongoing recession, the Company amended its syndicated bank credit facility agreement on March 16, 2009. The amendment, which is further described in Note 7 to Notes to Consolidated Financial Statements, requires compliance with certain increased quarterly leverage ratio covenants and other financial ratios, including a maximum allowed leverage ratio covenant, calculated as the ratio of consolidated total debt outstanding to trailing-twelve-month consolidated adjusted EBITDA. In addition, the amendment imposes certain additional restrictions on the Company's liquidity and operations, including a principal prepayment of $40.0 million in March 2009, a significantly higher interest rate on outstanding principal, and a sweep of 75% of quarterly excess cash flow, as defined in the amendment, to repay principal on the Company's outstanding consolidated debt.

In order to maintain compliance with the leverage ratio covenants, the Company will need to achieve certain quarterly, trailing-twelve-month consolidated adjusted EBITDA targets. At December 31, 2008, the Company's cash balance was $64.3 million and the Company's debt outstanding under its syndicated bank credit facility was $404.5 million. After the debt principal prepayment of $40 million in March 2009, the Company will have $364.5 million of debt outstanding under its amended credit facility agreement. The Company's consolidated adjusted EBITDA was $74.1 million for the trailing-twelve-month period ended December 31, 2008.

Under the amended credit facility agreement, the Company's trailing-twelve-month debt to consolidated adjusted EBITDA is required to be below 6.75 during each quarter in 2009. If the Company's trailing-twelve-month consolidated adjusted EBITDA were to decrease in excess of between approximately 29% to 32% from consolidated adjusted EBITDA for the year ended December 31, 2008, the Company believes that it would breach the maximum allowed leverage ratio covenant. Since consolidated adjusted EBITDA is based on a trailing-twelve-month period, the headroom in achieving compliance each quarter may be reduced based on the results of the preceding quarters.

Because net revenues factor into the calculation of consolidated adjusted EBITDA, the Company believes it cannot experience revenue declines in excess of between approximately 15% to 25% in each quarter of 2009 when compared to the same quarter in the prior year. As the covenants are based on a trailing-twelve-month period, the revenue headroom may be reduced based on the results of the preceding quarters. The Company believes that it will achieve these net revenue levels; however, events outside of the Company's control could give rise to further declining revenues and there can be no assurance that the Company will achieve these revenue levels.

The Company will also need to make further reductions in its operating, selling, general and administrative, and corporate expenses. As described above, in the fourth quarter of 2008, the Company implemented cost-saving measures that it estimates will result in expense reductions of approximately $11 million during 2009. Because the Company continues to face a challenging advertising marketplace, the Company will implement additional cost-saving measures beginning in April 2009 which it currently expects to total approximately $9 million in expense reductions. These cost-saving measures will include, among other things, reductions in certain salary expenses, promotional expenses for both of its television and radio segments, certain bonuses, general corporate expenses and capital expenditures. The Company will continue to evaluate the extent and effectiveness of its implemented cost-saving measures based on changing future economic conditions and its achievement of consolidated adjusted EBITDA targets throughout 2009, and the Company will implement additional cost reductions in future periods in 2009 if and as circumstances warrant.

The Company has considered the impact of the cost reductions to its business and believes that these measures will not have a significant adverse impact on its operations during the next twelve months. Through the Company's ongoing efforts to improve its profitability and cash flows, the Company is continuing to review its business for areas of additional improvement, greater efficiency and further cost reductions.

The Company believes that, as a result of the foregoing measures, it will be able to achieve the trailing-twelve-month consolidated adjusted EBITDA targets under its amended credit facility agreement, and, therefore, the Company believes that it will be able to maintain compliance with the maximum allowed leverage ratio covenants under its amended credit facility agreement for a period of at least the next four quarters from December 31, 2008. However, there is no assurance that these actions will be successful or that further adverse events outside of the Company's control may arise that would result in the Company's inability to comply with the maximum allowed leverage ratio covenant under the Company's amended credit facility agreement. In such event, the Company might decide to use remaining cash resources to prepay its debt, which may result in limitations on available working capital. Alternatively, to meet the Company's cash requirements and avoid failing to comply with the maximum allowed leverage ratio covenant, the Company may be required to obtain a further waiver or amendment to its credit facility agreement, refinance its existing debt, divest non-core assets or operations and/or obtain additional equity or debt financing. There is no assurance that any such transactions could be consummated on terms satisfactory to the Company or at all.

In the event that the Company believed it was going to fail to comply with the maximum allowed leverage ratio covenant or any other financial ratios under its amended credit facility agreement, among other actions the Company might take, the Company would likely seek to obtain a waiver or further amendment from its lenders. If the Company was unable to obtain such a waiver or amendment, or be in a position to take one of the other actions described in the previous paragraph, it could violate a financial covenant or ratio, which in turn could result in an event of default under the Company's amended credit facility agreement. If an event of default were to occur and continue, lenders holding more than 50% of the loans and commitments outstanding under the syndicated bank credit facility could elect to accelerate the maturity of those loans outstanding under the syndicated bank credit facility. Among the consequences of such actions, the Company might be precluded from accessing any available borrowings under its revolving credit facility, and the Company might be required to repay all amounts then outstanding under the syndicated bank credit facility.

While the Company has had a history of operating losses in some periods and operating income in other periods, the Company also has a history of generating significant positive cash flows from its operations. The Company reported a net loss of $487.9 million and had positive cash flow from operations of $44.2 million for the year ended December 31, 2008. Additionally, as of December 31, 2008, the Company had an accumulated deficit of $822.0 million. The Company expects to fund its working capital requirements, capital expenditures and payments of principal and interest on outstanding indebtedness, with cash on hand, and cash flows from operations. The Company currently anticipates that funds generated from operations, including cost-saving measures the Company has taken and intends to take, and available borrowings under its syndicated bank credit facility will be sufficient to meet the Company's anticipated cash requirements for at least the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment in Nonconsolidated Affiliates

Except for a variable interest entity, the Company accounts for its investment in its less than majority-owned investees using the equity method under which the Company's share of the net earnings is recognized in the Company's statement of operations. Condensed financial information is not provided, as these operations are not considered to be significant.

Variable Interest Entities

The Company has consolidated an entity for which the cash flows are expected to be disproportionate to the ownership. Total net assets and results of operations of the entity at December 31, 2008 are not significant.

The Company has entered into an asset purchase agreement to acquire television station KREN-TV serving the Reno, Nevada market for $4 million. On October 1, 2008, the Company entered into a time brokerage agreement ("TBA") to broker air time on the station until the closing of the sale. The station is owned and licensed to an entity qualifying as a variable interest entity ("VIE"). Under the TBA, the licensee of the station does not have the right to access the Company's assets to pay general creditors. Further, the Company has not pledged any of its assets as collateral for obligations of the VIE. The Company has determined that it was the primary beneficiary of the VIE as of December 31, 2008 and, as such, consolidated $4 million of intangibles not subject to amortization and accrued liabilities within the consolidated balance sheet. The results of operations of the VIE for the three-month period ended December 31, 2008 were not significant.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's operations are affected by numerous factors, including changes in audience acceptance (i.e., ratings), priorities of advertisers, new laws and governmental regulations and policies and technological advances. The Company cannot predict if any of these factors might have a significant impact on the television and radio advertising industries in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations and cash flows. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for doubtful accounts, the estimated useful lives of long-lived and intangible assets, the recoverability of such assets by their estimated future undiscounted cash flows, the fair value of reporting units and indefinite life intangible assets, fair values of derivative instruments, disclosure of the fair value of debt, deferred income taxes and the purchase price allocations used in the Company's acquisitions.

Cash and Cash Equivalents

The Company considers short-term all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of funds held in general checking accounts, money market accounts and commercial paper. Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Long-lived Assets, Other Assets and Assets Held for Sale, Including Intangibles Subject to Amortization

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over their estimated useful lives (see Note 5). The Company periodically evaluates assets to be held and used and long-lived assets held for sale, when events and circumstances warrant such review. Depreciation is not recorded for assets once the assets are classified as assets held for sale.

Syndication contracts are recorded at cost. Syndication amortization is provided using the straight-line method over their estimated useful lives.

Intangible assets subject to amortization are amortized on a straight-line method over their estimated useful lives (see Note 4). Favorable leasehold interests and pre-sold advertising contracts are amortized over the term of the underlying contracts. Deferred debt costs are amortized over the life of the related indebtedness using the effective interest method.

Changes in circumstances, such as the passage of new laws or changes in regulations, technological advances or changes to the Company's business strategy, could result in the actual useful lives differing from initial estimates. Factors such as changes in the planned use of equipment, customer attrition, contractual amendments or mandated regulatory requirements could result in shortened useful lives. In those cases where the Company determines that the useful life of a long-lived asset should be revised, the Company will amortize or depreciate the net book value in excess of the estimated residual value over its revised remaining useful life.

Long-lived assets and asset groups are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Goodwill and Indefinite Life Intangible Assets

Goodwill and indefinite life intangible assets are not amortized but are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the assets might be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets. The annual testing date is October 1.

Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy, the fluctuation of actual revenue and the timing of expenses. The Company's management develops future revenue estimates based on projected ratings increases, planned timing of signal strength upgrades, planned timing of promotional events, customer commitments and available advertising time. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates. Certain stations under evaluation have had limited relevant cash flow history due to planned conversion of format or upgrade of station signal. The assumptions about cash flows after conversion or upgrade reflect estimates of how these stations are expected to perform based on similar stations and markets and possible proceeds from the sale of the assets. If the expected cash flows are not realized, impairment losses may be recorded in the future. Whether or not there is an impairment may result from, among other things, an analysis of the Company's performance; the proposed use or sale of its assets; market conditions; changes in applicable laws and regulations, including changes that affect the activities of or the products or services sold by the Company's business; and other factors. The amount of any quantified impairment charge is required to be expensed to operations.

For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit (including goodwill) to that reporting unit's fair value. If the reporting unit's estimated fair value exceeds the reporting unit's carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed the unit's carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit's goodwill, an impairment charge is recorded for the difference.

Similarly, the impairment evaluation for indefinite life intangible assets includes a comparison of the asset's carrying value to the asset's fair value. When the carrying value exceeds fair value an impairment charge is recorded for the amount of the difference. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The Company also evaluates annually intangible assets that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

Concentrations of Credit Risk and Trade Receivables

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company from time to time may have bank deposits in excess of the FDIC insurance limits. As of December 31, 2008, substantially all deposits are maintained in one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade receivable credit risk exposure is limited. Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer's financial condition and credit history, as well as current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. No interest is charged on customer accounts.

Dependence on Business Partners

The Company is dependent on the continued financial and business strength of its business partners, such as the companies from whom it obtains programming. Due to extreme volatility caused by the continuing global financial crisis and ongoing recession, the Company could be at risk should any of these entities encounter difficulties of their own, which could make it harder or impossible for them to perform their obligations to the Company. This in turn could materially adversely affect the Company's own business, results of operations and financial condition.

Estimated losses for bad debts are provided for in the financial statements through a charge to expense that aggregated $1.6 million, $3.0 million and $1.7 million for the years ended December 2008, 2007 and 2006, respectively. The net charge off of bad debts aggregated $1.8 million, $1.9 million and $2.3 million for the years ended December 2008, 2007 and 2006, respectively.

Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

As of December 31, 2008, the fair value of the Company's long-term debt was approximately $315.7 million based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements. As of December 31, 2007, the carrying amount of long-term debt approximates the fair value of the Company's long-term debt based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

The carrying amount of the Company's interest rate swap agreements is recorded at fair market value, including non-performance risk, and any changes to the value are recorded as an increase or decrease in interest expense. The fair market value of each interest rate swap agreement is determined by using multiple broker quotes, adjusted for non-performance risk, which estimate the future discounted cash flows of any future payments that may be made under such agreements.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires the Company to recognize all of its derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For all derivative instruments held in 2008, the changes of fair value have been recorded in earnings. The Company's current policy prohibits entering into derivative instruments for speculation or trading purposes.

Off-balance Sheet Financings and Liabilities

Other than lease commitments, legal contingencies incurred in the normal course of business, appreciation right agreements, employment contracts for key employees and the interest rate swap agreements (see Notes 7, 9 and 13), the Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority-owned subsidiaries or any interests in, or relationships with, any material variable-interest entities that are not included in the consolidated financial statements.

Income Taxes

Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which the Company adopted on January 1, 2007. FIN 48 sets out the use of a single comprehensive model to address uncertainty in tax positions and clarifies the accounting for income taxes by establishing the minimum recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements. The provisions of FIN 48 were effective as of the beginning of the 2007 fiscal year, and there was no cumulative effect of the change in accounting principle required to be recorded as an adjustment to opening retained earnings.

Advertising Costs

Amounts incurred for advertising costs with third parties are expensed as incurred. Advertising expense totaled approximately $0.5 million, $1.0 million and $1.1 million for the years ended December 2008, 2007 and 2006, respectively.

Legal Costs

Amounts incurred for legal costs that pertain to loss contingencies are expensed as incurred.

Repairs and Maintenance

All costs associated with repairs and maintenance are expensed as incurred.

Revenue Recognition

Television and radio revenue related to the sale of advertising is recognized at the time of broadcast. Revenue for contracts with advertising agencies is recorded at an amount that is net of the commission retained by the agency. Revenue from contracts directly with the advertisers is recorded at gross revenue and the related commission or national representation fee is recorded in operating expense. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided.

Trade Transactions

The Company exchanges broadcast time for certain merchandise and services. Trade revenue is recognized when commercials air at the fair value of the goods or services received or the fair value of time aired, whichever is more readily determinable. Trade expense is recorded when the goods or services are used or received. Trade revenue was approximately $1.5 million, $1.4 million and $1.5 million for the years ended December 2008, 2007 and 2006, respectively. Trade costs were approximately $1.4 million, $1.3 million and $1.3 million for the years ended December 2008, 2007 and 2006, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation according to the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123R") which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors including employee stock options and employee stock purchases under the 2001 Employee Stock Purchase Plan (the "Purchase Plan") based on estimated fair values.

SFAS 123R requires companies to estimate the fair value of stock-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest has been reduced for estimated forfeitures and is recognized as expense over the requisite service periods in the consolidated statements of operations. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company adopted the fair value recognition provisions of SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 2008, 2007 and 2006 include: (i) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (ii) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

The Company selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option's expected term, expected volatility of the underlying stock, risk-free rate, and expected dividends.

The Company classifies cash flows from excess tax benefits from exercised options in excess of the deferred tax asset attributable to stock-based compensation costs as financing cash flows.

Earnings (Loss) Per Share

The following table illustrates the reconciliation of the basic and diluted per share computations (in thousands, except share and per share data):

	Year Ended December 31, 2007
Basic earnings per share:	
Numerator:	
Income from continuing operations	$ 40,040
Loss from discontinued operations	(83,157)
Net loss applicable to common stockholders	$ (43,117)
Denominator:	
Weighted average common shares outstanding	102,382,307
Per share:	
Income per share from continuing operations	$ 0.39
Loss per share from discontinued operations	(0.81)
Net loss per share applicable to common stockholders	$ (0.42)
Diluted earnings per share:	
Numerator:	
Income from continuing operations	$ 40,040
Loss from discontinued operations	(83,157)
Net loss applicable to common stockholders	$ (43,117)
Denominator:	
Weighted average common shares outstanding	102,382,307
Dilutive securities:	
Stock options, restricted stock and restricted stock units and employee stock purchase plan	638,350
Diluted shares outstanding	103,020,657
Per share:	
Income per share from continuing operations	$ 0.39
Loss per share from discontinued operations	(0.81)
Net loss per share applicable to common stockholders	$ (0.42)

Basic income (loss) per share is computed as net loss divided by the weighted average number of shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution, if any, that could occur from shares issuable through stock options, restricted stock units and convertible securities.

For the year ended December 31, 2008, dilutive securities have been excluded, as their inclusion would have had an antidilutive effect on loss per share. For the year ended December 31, 2008, 214,276 equivalent shares of stock options, restricted stock units and shares purchased under the Employee Stock Purchase Plan were not included in determining the weighted average shares outstanding for diluted loss per share since their inclusion would be antidilutive.

For the year ended December 31, 2007, a total of 9,205,727 shares of dilutive securities were not included in the computation of diluted income per share because the exercise prices of the dilutive securities were greater than the average market price of the common shares.

For the year ended December 31, 2006, dilutive securities have been excluded, as their inclusion would have had an antidilutive effect on loss per share. For the year ended December 31, 2006, 74,371 equivalent shares of stock options, restricted stock units and shares purchased under the Employee Stock Purchase Plan were not included in determining the weighted average shares outstanding for diluted loss per share since their inclusion would be antidilutive.

Comprehensive Income

For the years ended December 31, 2008, 2007 and 2006, the Company had no components of comprehensive income.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"), which requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 141R is effective beginning in the first quarter of 2009. The Company is currently evaluating the impact of adopting SFAS 141R on the financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 160 is effective beginning in the first quarter of 2009. The Company is currently evaluating the impact of adopting SFAS 160 on the financial statements.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 for items within the scope of FSP 157-2 is effective beginning in the first quarter of 2009. The Company is currently evaluating the impact of adopting SFAS 157 for items within the scope of FSP 157-2 on the financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), which requires enhanced disclosures for derivative and hedging activities. SFAS 161 will become effective beginning in the first quarter of 2009. The Company is currently evaluating the impact of adopting SFAS 161 on the financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within within those fiscal years. The Company is currently evaluating the impact of adopting FSP 142-3 on the financial statements.

3. ACQUISITIONS AND DISPOSITIONS

Acquisitions

Upon consummation of each acquisition the Company evaluates whether the acquisition constitutes a business. An acquisition is considered a business if it is comprised of a complete self-sustaining integrated set of activities and assets consisting of inputs, processes applied to those inputs and resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. A transferred set of activities and assets fails the definition of a business if it excludes one or more significant items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.

During the year ended December 31, 2008, the Company made an acquisition and determined that the acquisition did constitute a business. During the years ended December 31, 2007 and 2006, the Company made the acquisitions discussed in the following paragraphs, all of which were asset acquisitions and did not constitute a business. All business acquisitions have been accounted for as purchase business combinations with the operations of the businesses included subsequent to their acquisition dates. The allocation of the respective purchase prices is generally based upon independent appraisals and or management's estimates of the discounted future cash flows to be generated from the media properties for intangible assets, and replacement cost for tangible assets. Deferred income taxes are provided for temporary differences based upon management's best estimate of the tax basis of acquired assets and liabilities that will ultimately be accepted by the applicable taxing authority.

2008 Acquisition

In March 2008, the Company completed the acquisition of the net assets of radio station WNUE-FM in Orlando, Florida, which was consolidated as a variable interest entity in December 2007, for $24.1 million.

The Company evaluated the transferred set of activities, assets, inputs, outputs, and processes in this acquisition and determined that the acquisition did constitute a business.

2007 Acquisition

In April 2007, the Company acquired a full power television construction permit in Pueblo, Colorado for $2.6 million in an auction held by the FCC.

In December 2007, the Company upgraded the FCC license of radio station KRCY-FM (now KRRN-FM) in the Las Vegas, Nevada market for $8.7 million.

The Company evaluated the transferred set of activities, assets, inputs, outputs, and processes in these acquisitions and determined that each of these acquisitions did not constitute a business.

2006 Acquisitions

In February 2006, the Company acquired the assets of television stations KTIZ-LP, KSFE-LP, KLIA-LP and KFTN-LP in the McAllen, Texas market for $2.3 million in exchange for approximately $0.8 million in cash and the assets of television station KTFV-CA in the McAllen, Texas market.

In July 2006, the Company acquired a full power television construction permit in Derby, Kansas for $2.7 million in an auction held by the FCC.

In July 2006, the Company acquired the assets of radio station KBOC-FM in Dallas, Texas for $16.6 million.

In August 2006, the Company acquired the assets of television station KNEZ-LP (now KXOF-CA) in the Laredo, Texas market for $1.4 million.

The Company evaluated the transferred set of activities, assets, inputs, outputs and processes from each of its completed 2006 acquisitions and determined that the items excluded were significant and that each of these acquisitions was not considered a business.

Purchase Price Allocations of Acquisitions

The following is a summary of the purchase price allocation for the Company's 2008, 2007 and 2006 acquisitions of assets (in millions):

	2008	2007	2006
Property and equipment	$ 1.0	$ 2.6	$ 0.3
Intangible assets not subject to amortization (FCC licenses)	23.1	8.7	22.7
	$24.1	$11.3	$23.0

Assets Held for Sale and Discontinued Operations

In May 2008, the Company sold the outdoor advertising business to Lamar Advertising Co. for $101.5 million. The Company reviewed the portfolio of media properties and decided to sell its outdoor advertising business as it was a non-core business where the opportunity to grow to scale was limited. The Company decided that the net proceeds of the sale would improve financial flexibility, including debt and stock repurchases.

As a result of the disposition, the Company no longer has outdoor advertising operations. Accordingly, the financial statements reflect the outdoor segment as discontinued operations; the Company has presented the related net assets and liabilities as assets held for sale and reclassified the related revenue and expenses as discontinued operations.

In the fourth quarter of 2007, the Company reduced the carrying value of the outdoor assets held for sale to fair value less costs to sell. In accordance with SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142") the Company recorded an impairment of goodwill of $60 million. In accordance with SFAS 144, the Company recorded an impairment of its customer list of $19.5 million. This charge totaling $79.5 million is included in the results of discontinued operations for the year ended December 31, 2007.

Summarized financial information of the major classes of assets and liabilities held for sale in the consolidated balance sheets for the discontinued outdoor operations is as follows (in thousands):

	December 31, 2007
Trade receivables (net of allowance of $502)	$ 10,510
Prepaid expenses and other current assets	2,960
Deferred income taxes	23,507
Property and equipment, net	44,850
Intangible assets subject to amortization (customer base) (1)	19,332
Goodwill and other assets (1)	1,815
Total assets held for sale	$102,974
Current liabilities	$ 5,670
Other liabilities	102
Total liabilities associated with assets held for sale	$ 5,772
Carrying value of net assets held for sale	$ 97,202

(1) Goodwill and intangible assets include reductions of $60 million and $19.5 million, respectively, to reduce the carrying value of the disposal group to fair value less costs to sell.

Summarized financial information in the consolidated statements of operations for the discontinued outdoor operations is as follows (in thousands):

	2008	2007	2006
Net revenue	$13,730	$ 37,234	$ 36,618
Loss before income taxes	(3,577)	(98,465)	(18,859)
Income tax (expense) benefit	(353)	15,308	6,736
Loss from discontinued operations, net of tax	$ (3,930)	$(83,157)	$(12,123)

In presenting discontinued operations, corporate overhead expenses have not been allocated consistent with historical outdoor segment presentation.

2006 Dispositions

In January 2006, the Company sold the assets of radio stations KBRG-FM and KLOK-AM, serving the San Francisco/San Jose, California market, to Univision for $90 million. The full amount of the purchase price was paid in the form of 12,573,871 shares of the Company's Class U common stock held by Univision based on the ten day volume weighted average share price of $7.1577 between December 15, 2005 and December 29, 2005. The Company realized a gain on sale of $10.5 million, net of tax of $7 million. The Company had a loss of approximately $2.4 million related to the closure of the San Francisco/San Jose facility. The Company decided to sell the radio assets serving the San Francisco/San Jose, California market, as the Company had determined there was not an opportunity to create synergies, take advantage of cross-selling and cross-promotion, and achieve cost savings through acquisition of additional media properties in this market.

In September 2006, the Company sold the assets of radio station KZLZ-FM serving the Tucson, Arizona market for $4.8 million. The Company realized a gain on sale of $0.7 million, net of tax of $0.4 million.

In the second quarter of 2006, the Company decided to sell the radio assets serving the Dallas, Texas market, as the Company had determined there was not an opportunity to create synergies, take advantage of cross-selling and cross-promotion, and achieve cost savings through acquisition of additional media properties in this market. In November 2006, the Company sold the assets of all of its radio stations serving the Dallas, Texas market, including the assets of KBOC-FM which the Company acquired in July 2006, for an adjusted purchase price of $92.5 million. The carrying value of certain of the assets had been adjusted to fair value less costs to sell, resulting in an impairment charge of $16 million, net of tax of $11 million, in the second quarter of 2006.

Prior to the sale, the carrying amounts of the assets in the Dallas, Texas market were as follows (in millions):

Trade receivables	$ 1.4
Prepaid expenses and other current assets	2.0
Property and equipment, net	3.0
Other intangibles subject to amortization, net	0.4
Intangibles not subject to amortization (FCC licenses)	77.8
	$84.6

The assets sold in 2006 did not constitute a component set under SFAS 144; therefore, there is no presentation of discontinued operations.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company has identified each of its two operating segments to be separate reporting units: television broadcasting and radio broadcasting. The carrying values of the reporting units are determined by allocating all applicable assets (including goodwill) and liabilities based upon the unit in which the assets are employed and to which the liabilities relate, considering the methodologies utilized to determine the fair value of the reporting units.

Goodwill and indefinite life intangibles are not amortized but are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that the assets might be impaired. The annual testing date is October 1.

The carrying amount of goodwill for each of the Company's operating segments for the years ended December 31, 2008 and 2007 is as follows (in thousands):

	Television	Radio	Total
December 31, 2007 (1)	$35,912	$ 132,223	$ 168,135
WNUE-FM acquisition	—	11,225	11,225
Goodwill impairment	—	(133,515)	(133,515)
December 31, 2008	$35,912	$ 9,933	$ 45,845

(1) Represents continuing operations; excludes $61 million of outdoor goodwill impaired in 2007 (see Note 3).

The composition of the Company's acquired intangible assets and the associated accumulated amortization as of December 31, 2008 and 2007 is as follows (in thousands):

	Weighted average remaining life in years	2008			2007		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:							
Television network affiliation agreements	13	$62,591	$32,428	$ 30,163	$62,591	$30,108	$ 32,483
Customer base	4	201	201	—	201	201	—
Other	7	28,372	27,155	1,217	27,935	25,858	2,077
Total intangible assets subject to amortization		$91,164	$59,784	31,380	$90,727	$56,167	34,560
Intangible assets not subject to amortization:							
FCC licenses				298,042			778,427
Total intangible assets				$329,422			$812,987

The aggregate amount of amortization expense for the years ended December 31, 2008, 2007 and 2006 was approximately $3.6 million, $3.2 million and $2.9 million, respectively. Estimated amortization expense for each of the years ending December 31, 2009 through 2013 is as follows (in thousands):

Estimated Amortization Expense	Amount
2009	$2,600
2010	2,500
2011	2,500
2012	2,300
2013	2,300

2008 Impairment

Goodwill and indefinite life intangibles are not amortized but are tested annually on October 1 for impairment, or more frequently, if events or changes in circumstances indicate that the assets might be impaired. Based on adverse market conditions, decline in prevailing broadcast transaction multiples, deterioration in broadcasting industry revenues, and the significant decline in the Company's stock price, the Company concluded that, in connection with preparing its financial statements for the period ended September 30, 2008, an interim valuation of goodwill and other intangible assets pursuant to SFAS No. 142 was appropriate. Additionally, the Company performed impairment testing in the fourth quarter of 2008 based on escalating adverse market conditions, decline in prevailing broadcast transaction multiples, deterioration in broadcasting industry revenues, and the significant decline in the Company's stock price. The rapid, significant adverse impact of these conditions on our business and our future cash flow projections, including the significant revenue declines related to our customers in the automotive industry, which experienced unprecedented challenges, were unforeseen in the third quarter of 2008. As a result, the Company recorded impairment in the third and fourth quarters of 2008. In assessing the recoverability of goodwill and indefinite life intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

The Company has identified each of the Company's two operating segments to be separate reporting units: television broadcasting and radio broadcasting. The carrying values of the reporting units are determined by allocating all applicable assets (including goodwill) and liabilities based upon the unit in which the assets are employed and to which the liabilities relate, considering the methodologies utilized to determine the fair value of the reporting units.

The Company conducted a review of the fair value of the radio reporting unit in the third and fourth quarters of 2008. The fair value was primarily determined by evaluating discounted cash flow models and a market-based approach. The assumptions in the models were based on the reporting unit's projected ability to generate cash flows in various cities or nearby cities, which the Company refers to as market clusters, based on signal coverage of the markets. The fair value of the reporting unit and the FCC licenses contains significant assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a market. These variables would include the forecasted growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures, market share and profit margin of an average station within a market, estimated capital start-up costs and losses incurred during the early years, risk-adjusted discount rate based on the risk inherent in the future cash flows and the likely media competition within the market area. The market-based approach used comparable company earnings multiples. Based on the assumptions and projections, the radio reporting unit's fair value was less than its carrying value. In accordance with the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company recognized impairment losses of $133 million relating to goodwill and $413 million relating to FCC licenses in the radio reporting unit.

The Company conducted a review of the fair value of the television reporting unit in the third and fourth quarters of 2008. The fair value was primarily determined by evaluating discounted cash flow models and a market-based approach. The assumptions in the models were based on the market clusters' projected ability to generate cash flows in various cities or nearby cities based on signal coverage of the markets. The fair value of the reporting unit and the FCC licenses contains significant assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a market. These variables would include the forecasted growth rate of each television market, including population, household income, retail sales and other expenditures that would influence advertising expenditures, market share and profit margin of an average station within a market, estimated capital start-up costs and losses incurred during the early years, risk-adjusted discount rate based on the risk inherent in the future cash flows and the likely media competition within the market area. The market-based approach used comparable company earnings multiples. Based on the assumptions and projections, the television reporting unit's fair value was greater than its carrying value and goodwill for this reporting unit was not impaired. In accordance with the provisions of SFAS 142, the Company recognized impairment losses of $59 million relating to FCC licenses and $5 million relating to syndicated programming in the television reporting unit.

2006 Impairment

In the Letter of Intent issued in accordance with the sale of certain of the Dallas radio assets, including FCC licenses, the expected sales price was less than the carrying value, which indicated that other radio assets might be impaired. As a result of the sale of the Dallas radio assets, the Company conducted a valuation of the radio reporting unit for the purpose of determining whether any impairment existed.

The valuation of the fair value of the radio reporting unit was primarily determined by evaluating discounted cash flow models for the reporting unit. The assumptions in the models were based on the reporting unit's projected ability to generate cash flows in various markets based on signal coverage of the markets and on the reporting unit's actual historical results and expected future cash flows in each area. In order to corroborate the fair market value estimated by the discounted cash flow analysis, the valuation considered recent comparable sales. Based on the assumptions and projections, the radio reporting unit's fair value was less than its carrying value. In accordance with the provisions of SFAS 142, the Company recognized impairment losses of $156.2 million relating to goodwill and $33.5 million relating to FCC licenses in the Dallas and Denver markets.

The impairment of goodwill and the Denver FCC licenses was primarily related to a general slowing of growth in the radio industry over recent quarters. The impairment of the Dallas FCC licenses was primarily related to increased competition and a general slowing of growth in the radio industry over recent quarters resulting in the write-down of certain of the assets of the Dallas market to fair value based on the pending sale.

5. PROPERY AND EQUIPMENT

Property and equipment at December 31, 2008 and 2007 consists of (in millions):

	Estimated useful life (years)	2008	2007
Buildings	39	$ 18.0	$ 18.0
Construction in progress	—	10.0	8.2
Transmission, studio and other broadcast equipment	5-15	155.3	143.9
Office and computer equipment	3-7	20.9	18.7
Transportation equipment	5	6.0	5.7
Leasehold improvements and land improvements	Lesser of lease life or useful life	19.6	19.4
		229.8	213.9
Less accumulated depreciation		146.3	128.0
		83.5	85.9
Land		7.4	7.1
		$ 90.9	$ 93.0

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2008 and 2007 consist of (in millions):

	2008	2007
Accounts payable	$ 4.1	$ 2.6
Accrued payroll and compensated absences	3.9	5.1
Accrued bonuses	—	0.9
Professional fees and transaction costs	0.9	0.8
Accrued interest	6.5	7.6
Deferred revenue	2.8	2.7
Accrued national representation fees	2.3	2.6
Minority interest in variable interest entity	3.8	23.8
Other	10.1	11.8
	$34.4	$57.9

7. LONG-TERM DEBT

Long-term debt at December 31, 2008 and 2007 is summarized as follows (in millions):

	2008	2007
Syndicated bank credit facility	$403.5	$480.0
Time brokerage contract payable, due in annual installments of $1 million bearing interest at 5.806% through June 2011	3.0	4.0
Other	—	0.1
	406.5	484.1
Less current maturities	1.0	1.1
	$405.5	$483.0

The scheduled maturities of long-term debt at December 31, 2008 are as follows (in millions):

Year	Amount
2009	$ 1.0
2010	1.0
2011	1.0
2012	—
2013	403.5
Thereafter	—
	$406.5

Syndicated Bank Credit Facility

Certain terms of the Company's syndicated bank credit facility have been amended recently. Please read this description of our syndicated bank credit facility in conjunction with the discussion under "Syndicated Bank Credit Facility Amendments" below.

In September 2005, the Company entered into the current syndicated bank credit facility with a $650 million senior secured syndicated bank credit facility, consisting of a 7½-year $500 million term loan and a 6½-year $150 million revolving facility. The term loan under the new syndicated bank credit facility has been drawn in full, the proceeds of which were used (i) to refinance $250 million outstanding under the Company's former syndicated bank credit facility, (ii) to complete a tender offer for the Company's previously outstanding $225 million senior subordinated notes, and (iii) for general corporate purposes.

The term loan matures in 2013 and is subject to automatic quarterly reductions of $1.25 million beginning January 1, 2006. The revolving facility expires in 2012. The Company's ability to make additional borrowings under the syndicated bank credit facility is subject to compliance with certain financial covenants, including financial ratios, and other conditions set forth in the syndicated bank credit facility.

The syndicated bank credit facility is secured by substantially all of the Company's assets, as well as the pledge of the stock of substantially all of the Company's subsidiaries, including the special purpose subsidiary formed to hold the Company's FCC licenses.

The term loan bears interest at LIBOR plus a margin of 1.50%, for a total interest rate of 2.94% at December 31, 2008. As of December 31, 2008, $403.5 million of the term loan was outstanding.

During the year ended December 31, 2008, the Company reduced its term loan debt by $76.5 million and retired the debt. The Company recorded a gain of debt extinguishment of $9.8 million by repurchasing the debt at a discount.

The revolving facility bears interest at LIBOR plus a margin ranging from 1% to 2% based on leverage covenants. As of December 31, 2008, the Company had approximately $1.3 million in outstanding letters of credit and $148.7 million was available under the revolving facility for future borrowings. In addition, the Company pays a quarterly unused commitment fee ranging from 0.25% to 0.50% per annum, depending on the level of facility used.

The syndicated bank credit facility contains customary events of default. If an event of default occurs and is continuing, the Company might be required to repay all amounts then outstanding under the syndicated bank credit facility. Lenders holding more than 50% of the loans and commitments under the syndicated bank credit facility may elect to accelerate the maturity of loans upon the occurrence and during the continuation of an event of default.

The syndicated bank credit facility contains a mandatory prepayment clause, triggered in the event that (i) the proceeds of certain asset dispositions are not utilized as provided under the syndicated bank credit facility within 18 months of such disposition; (ii) insurance or condemnation proceeds are not utilized as provided under the syndicated bank credit facility within 360 days following receipt thereof; or (iii) the proceeds from capital contributions or equity offerings are not utilized to acquire businesses or properties relating to radio and television advertising within 360 days following such capital contribution or equity offering. In addition, if the Company incurs certain additional indebtedness, then 100% of such proceeds must be used to reduce the outstanding loan balance; and if the Company has excess cash flow, as defined in the syndicated bank credit facility, then 75% of such excess cash flow must be used to reduce the outstanding loan balance.

The syndicated bank credit facility contains certain financial covenants relating to maximum net debt ratio, senior debt ratio, maximum capital expenditures and fixed charge coverage ratio. The covenants become increasingly restrictive in the later years of the syndicated bank credit facility. The syndicated bank credit facility also requires the Company to maintain FCC licenses for broadcast properties and contains restrictions on the incurrence of additional debt, the payment of dividends, the making of acquisitions and the sale of assets over a certain limit.

The Company can draw on the revolving facility without prior approval for working capital needs and for acquisitions having an aggregate maximum consideration of $25 million or less. Proposed acquisitions are conditioned upon the Company's delivery to the agent bank of a covenant compliance certificate showing pro forma calculations assuming such acquisition had been consummated and revised revenue projections for the acquired properties. For acquisitions having an aggregate maximum consideration in excess of $100 million, consent is required from lenders holding more than 50% of the loans and commitments under the syndicated bank credit facility.

Bank Credit Facility Amendments

On November 12, 2008, the Company entered into an amendment to its credit facility agreement. The amendment provides that the Company may repurchase and cancel outstanding loans under the credit facility agreement, at a price to be agreed upon between the Company and any lender holding such loans, up to a maximum amount of $75 million in aggregate face amount of the outstanding loans to be repurchased, and subject to such other terms and conditions described in the amendment.

The amendment also makes certain technical and conforming changes to the terms of the Company's credit facility agreement. All other provisions of the Company's credit facility agreement remain in full force and effect unless expressly amended or modified by the amendment.

On March 16, 2009, the Company entered into a further amendment to its credit facility agreement. Pursuant to this amendment, among other things:

- The interest that the Company pays under the credit facility will increase. Both the revolver and term loan borrowings under the amendment bear interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin that varies depending upon the Company's leverage ratio. Borrowings under both the Company's revolver and term loan bear interest at LIBOR plus a margin of 5.25% when the leverage ratio is greater than or equal to 5.0. When the leverage ratio is less than 5.0 but greater than or equal to 4.0, borrowings under both the Company's revolver and term loan will bear interest at LIBOR plus a margin of 4.25%. When the leverage ratio is less than 4.0, borrowings under both the Company's revolver and term loan will bear interest at LIBOR plus a margin of 3.25%. Borrowings under the revolver are restricted to $5 million in the aggregate during any rolling 30-day period when the leverage ratio is less than 1.0 of the maximum allowable ratio during the applicable period.
- The total amount of the Company's revolver facility was reduced from $150 million to $50 million.
- New conditions have been added for loans under the revolver facility greater than $5 million.
- There are more stringent financial covenants relating to maximum allowed leverage ratio, maximum capital expenditures and fixed charge coverage ratio. Beginning March 16, 2009, through December 31, 2009, the maximum allowed leverage ratio, or the ratio of consolidated total debt to trailing-twelve-month consolidated adjusted EBITDA, is 6.75. The maximum allowed leverage ratio decreases to 6.50 in the first quarter of 2010. On September 30, 2010 the maximum allowed leverage ratio decreases to 6.25 and on December 31, 2010 the maximum allowed leverage ratio decreases to 6.0. Beginning March 31, 2011, and through the term of the agreement, the maximum allowed leverage ratio is 5.50. From March 31, 2009, through the term of the agreement, the minimum required fixed charge coverage ratio is 1.15.
- There is a mandatory prepayment clause for 100% of the proceeds of certain asset dispositions, regardless of the Company's leverage ratio. In addition, if the Company has excess cash flow, as defined in its syndicated bank credit facility, 75% of such excess cash flow must be used to reduce the Company's outstanding loan balance on a quarterly basis. Effective March 31, 2009, the annual excess cash flow debt payment test has been eliminated.
- Beginning March 31, 2009, the senior net debt ratio will be eliminated.
- Capital expenditures are restricted to $10 million in both 2009 and 2010.
- The Company is restricted from making acquisitions and investments when the leverage ratio is greater than 4.0, with an exception to permit the completion of the pending acquisition of television stations serving the Reno, Nevada market for a purchase price of up to $4 million.
- The Company is restricted from making future repurchases of shares of its common stock other than under a limited circumstance.
- The Company is restricted from making any further debt repurchases in the secondary market.

The amendment also contains additional covenants, representations and provisions that are usual and customary for credit facilities of this type. All other provisions of the Company's credit facility agreement, as amended, remain in full force and effect unless expressly amended or modified by the amendment.

At the time of entering into this amendment, the Company was required to make a prepayment of $40 million to reduce the outstanding amount of its term loans and paid its lenders an amendment fee.

Derivative Instruments

As of December 31, 2008, the Company had three interest rate swap agreements with a $285 million aggregate notional amount, with quarterly reductions, that expire on October 1, 2010, and one interest rate swap agreement with a $118.5 million notional amount, with quarterly increases, that also expires on October 1, 2010. The three interest rate swap agreements convert a portion of the variable rate term loan into a fixed rate obligation of 5.96%, which includes a margin of 1.50%. The one interest rate swap agreement converts a portion of the variable rate term loan into a fixed rate obligation of 6.56%, which includes a margin of 1.50%. It is expected that the term loan amount will not exceed the notional amount of the four interest rate swap agreements.

As of December 31, 2008 and 2007, these interest rate swap agreements were not designated for hedge accounting treatment under SFAS No. 133, and as a result, changes in their fair values are reflected currently in earnings. For the year ended December 31, 2008, the Company recognized an increase of $11.6 million in interest expense related to the decrease in fair value of the interest rate swap agreements. For the year ended December 31, 2007, the Company recognized an increase of $17.7 million in interest expense related to the decrease in fair value of the interest rate swap agreements.

As of December 31, 2008, the fair value of the interest rate swap agreements was a liability of $23.2 million and is classified in other liabilities on the balance sheet. As of December 31, 2007, the fair value of the interest rate swap agreements was a liability of $11.6 million and is classified in other liabilities on the balance sheet.

Fair Value Measurements

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to measure eligible financial instruments, commitments, and certain other arrangements at fair value at specified election dates with changes in fair value recognized in earnings at each subsequent reporting period. SFAS 159 is effective beginning in the first quarter of 2008. The Company has currently not chosen to elect the provisions of SFAS 159 for its existing financial instruments.

On January 1, 2008, the Company adopted SFAS No. 157 ("SFAS 157"), "Fair Value Measurements," which defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. In accordance with SFAS 157, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the company has the ability to access at the measurement date.

Level 2—Financial assets and liabilities whose values are based on quoted prices for similar attributes in active markets; quoted prices in markets where trading occurs infrequently; and inputs other than quoted prices that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following table presents the financial liabilities measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2008 (in millions):

Liabilities	Level 2
Interest rate swap agreements	$23.2

Interest Rate Swap Agreements

The fair values of the interest rate swap agreements represent the present value of expected future cash flows estimated to be received from or paid to a marketplace participant in settlement of these instruments. They are valued using inputs including broker/dealer quotes, adjusted for non-performance risk, based on valuation models that incorporate observable market information and are classified within Level 2 of the fair value hierarchy.

8. INCOME TAXES

The provision (benefit) for income taxes from continuing operations for the years ended December 31, 2008, 2007 and 2006 is as follows (in millions):

	2008	2007	2006
Current			
Federal	$ —	$ —	$ 2.2
State	0.7	1.1	1.6
Foreign	0.4	0.4	0.2
	1.1	1.5	4.0
Deferred			
Federal	(88.4)	(12.3)	8.0
State	(23.4)	(7.2)	(9.7)
	(111.8)	(19.5)	(1.7)
Total provision for taxes	$(110.7)	$(18.0)	$ 2.3

The income tax provision (benefit) differs from the amount of income tax determined by applying the U.S. federal income tax rate of 34% to pre-tax income for the years ended December 31, 2008, 2007 and 2006 due to the following (in millions):

	2008	2007	2006
Computed "expected" tax provision (benefit)	$(202.1)	$ 7.5	$(40.7)
Change in income tax resulting from:			
State taxes, net of federal benefit	(14.7)	1.5	(1.7)
Goodwill impairment	34.7	—	49.0
Investment in domestic subsidiary	—	(24.9)	—
Change in valuation allowance for investment in a domestic subsidiary	72.3	3.5	—
Change in state rate	—	(5.2)	(3.5)
Other	(0.9)	(0.4)	(0.8)
	$(110.7)	$(18.0)	$ 2.3

The components of the deferred tax assets and liabilities at December 31, 2008 and 2007 consist of the following (in millions):

	2008	2007
Deferred tax assets:		
Accrued expenses	$ 3.2	$ 3.0
Accounts receivable	2.2	2.2
Net operating loss carryforward	30.2	23.7
Deferred state taxes	—	8.2
Stock-based compensation	3.9	2.6
Capital loss in investment in a domestic subsidiary	32.6	30.1
Intangible assets	7.9	—
Fair value of interest rate swap agreements	9.3	4.6
AMT credit	2.6	1.8
Other	3.0	1.8
	94.9	78.0
Valuation allowance	(85.7)	(8.7)
Net deferred tax assets	$ 9.2	$ 69.3
Deferred tax liabilities:		
Intangible assets	$ —	$(176.2)
Property and equipment	(4.1)	(5.0)
Deferred state taxes	(5.1)	—
	(9.2)	(181.2)
	$ —	$(111.9)

Deferred income tax amounts are classified on the balance sheet as follows (in millions):

	2008	2007
Current assets	$—	$ 26.2
Long-term liabilities	—	(138.1)
	$—	$(111.9)

As of December 31, 2008, the Company has federal and state net operating loss carryforwards of approximately $80.6 and $46.0 million, respectively, available to offset future taxable income. The net operating loss carryforwards will continue to expire during the years 2009 through 2028.

For the years ended December 31, 2008 and 2007, the Company had a valuation allowance of $85.7 million and $8.7 million, respectively, as the Company believes that it is more likely than not that its deferred tax assets will not be realized.

As of December 31, 2008, the Company's utilization of its available net operating loss carryforwards against future taxable income is not restricted pursuant to the "change in ownership" rules in Section 382 of the Internal Revenue Code. However in subsequent periods, the utilization of its available net operating loss carryforwards against future taxable income may be restricted pursuant to the "change in ownership" rules in Section 382 of the Internal Revenue Code. These rules in general provide that an ownership change occurs when the percentage shareholdings of 5% direct or indirect shareholders of a loss corporation have in aggregate increased by more than 50 percentage points during the immediately preceding three years.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which the Company adopted on January 1, 2007. FIN 48 sets out the use of a single comprehensive model to address uncertainty in tax positions and clarifies the accounting for income taxes by establishing the minimum recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements.

The following table summarized the activity related to the Company's unrecognized tax benefits (in millions):

	Amount
Balance at January 1, 2006	$ 7.4
Decreases in balances related to tax positions taken during prior years	(0.7)
Balance at December 31, 2007	$ 6.7
Change in balances related to tax positions	—
Balance at December 31, 2008	$ 6.7

At the adoption date of January 1, 2007, the Company had $7.4 million of gross unrecognized tax benefits for uncertain tax positions. As of December 31, 2008, the Company had $6.7 million of gross unrecognized tax benefits for uncertain tax positions, of which $1.1 million would affect the effective tax rate if recognized.

The Company does not anticipate that the amount of unrecognized tax benefits as of December 31, 2008 will significantly increase or decrease within the next 12 months.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. At December 31, 2008, the Company had $0.2 million of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxation in the United States, various states and Mexico. The Company remains subject to examination in major taxing jurisdictions for the 2004 to 2008 tax years. The Company is currently undergoing an Internal Revenue Service audit for the year 2005 and the outcome is not yet determinable. The Company is also currently undergoing a New York state tax audit for the years 2004 to 2006 and the outcome is not yet determinable.

9. COMMITMENTS

The Company has non-cancelable agreements with certain media research and ratings providers, expiring at various dates through December 2011, to provide television and radio audience measurement services. Pursuant to these agreements, the Company is obligated to pay these providers a total of approximately $35.4 million. The annual commitments range from $0.1 million to $10.9 million.

The Company leases facilities and broadcast equipment under various non-cancelable operating lease agreements with various terms and conditions, expiring at various dates through November 2050.

The Company's corporate headquarters are located in Santa Monica, California. The Company leases approximately 16,000 square feet of space in the building housing its corporate headquarters under a lease expiring in 2012. The Company also leases approximately 38,000 square feet of space in the building housing its radio network in Los Angeles, California, under a lease expiring in 2016.

The types of properties required to support each of the Company's television and radio stations typically include offices, broadcasting studios and antenna towers where broadcasting transmitters and antenna equipment are located. The majority of the Company's office, studio and tower facilities are leased pursuant to non-cancelable long-term leases. The Company also owns the buildings and/or land used for office, studio and tower facilities at certain of its television and/or radio properties. The Company owns substantially all of the equipment used in its television and radio broadcasting business.

The approximate future minimum lease payments under these non-cancelable operating leases at December 31, 2008 are as follows (in millions):

	Amount
2009	$ 8.7
2010	7.7
2011	6.9
2012	5.7
2013	4.8
Thereafter	29.0
	$62.8

Total rent expense under operating leases, including rent under month-to-month arrangements, was approximately $10.5 million, $9.7 million and $9.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Employment Agreements

The Company has entered into employment agreements (the "Agreements") with two executive officers, who are also stockholders and directors, through December 2010. The Agreements provide that a minimum annual base salary and a bonus be paid to each of the executives. The Company accrued approximately $0.4 million and $1.2 million of bonuses payable to these executives for the years ended December 31, 2007 and 2006, respectively. The Company eliminated executive bonuses for the year ended December 31, 2008. Additionally, the Agreements provide for a continuation of each executive's annual base salary and annual bonus through the end of the employment period if the executive is terminated due to a permanent disability or without cause, as defined in the Agreements.

10. STOCKHOLDERS' EQUITY

The Second Amended and Restated Certificate of Incorporation of the Company authorizes both common and preferred stock.

Common Stock

The Company's common stock has three classes, identified as A, B and U. The Class A common stock and Class B common stock have similar rights and privileges, except that the Class B common stock is entitled to ten votes per share as compared to one vote per share for the Class A common stock. Each share of Class B common stock is convertible at the holder's option into one fully paid and nonassessable share of Class A common stock and is required to be converted into one share of Class A common stock upon the occurrence of certain events as defined in the Second Amended and Restated Certificate of Incorporation.

The Class U common stock, which is held by Univision, has limited voting rights and does not include the right to elect directors. Each share of Class U common stock is automatically convertible into one share of the Company's Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer to a third party that is not an affiliate of Univision.

Treasury Stock

On November 1, 2006, the Company's Board of Directors approved a $100 million stock repurchase program. The Company completed this repurchase program in the second quarter of 2008. The Company repurchased a total of 13.0 million shares of Class A common stock for $100 million.

On April 7, 2008, the Company's Board of Directors approved an additional stock repurchase program. The Company is authorized to repurchase up to $100 million of its outstanding Class A common stock from time to time in open market transactions at prevailing market prices, block trades and private purchases. The extent and timing of any repurchases will depend on market conditions and other factors. The Company intends to finance stock repurchases, if and when made, with available cash on hand and cash provided by operations. As of December 31, 2008, the Company repurchased approximately 7.4 million shares at an average price of $2.67 for an aggregate purchase price of approximately $19.8 million.

The Company has repurchased a total of 20.4 million shares of Class A common stock for approximately $119.8 million under both plans from inception through December 31, 2008.

On October 4, 2007, the Company's Board of Directors approved the retirement of 6.3 million shares of Class A common stock repurchased.

On December 31, 2008, the Company's Board of Directors approved the retirement of 14.1 million shares of Class A common stock repurchased.

11. EQUITY INCENTIVE PLANS

In May 2004, the Company adopted its 2004 Equity Incentive Plan ("2004 Plan"), which replaced its 2000 Omnibus Equity Incentive Plan ("2000 Plan"). The 2000 Plan had allowed for the award of up to 11,500,000 shares of Class A common stock. The 2004 Plan allows for the award of up to 10,000,000 shares of Class A common stock, plus any grants remaining available at its adoption date under the 2000 Plan. Awards under the 2004 Plan may be in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock or restricted stock units. The 2004 Plan is administered by a committee appointed by the Board. This committee determines the type, number, vesting requirements and other features and conditions of such awards. Generally, stock options granted from the 2000 Plan have a contractual term of ten years from the date of the grant and vest over four or five years and stock options granted from the 2004 Plan have a contractual term of ten years from the date of the grant and vest over four years.

The 2004 Plan was amended by the Compensation Committee effective July 13, 2006 to (i) eliminate automatic option grants for non-employee directors, making any grants to such directors discretionary by the Compensation Committee and (ii) eliminate the three-year minimum vesting period for performance-based restricted stock and restricted stock units, making the vesting period for such grants discretionary by the Compensation Committee.

The Company has issued stock options and restricted stock units to various employees and non-employee directors of the Company in addition to non-employee service providers under both the 2004 Plan and the 2000 Plan.

There was no cash received from all share-based payment arrangements for the year ended December 31, 2008. Cash received from all share-based payment arrangements for the year ended December 31, 2007 was $7.4 million.

The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements for the years ended December 31, 2008 and 2007 was $23 thousand and $0.7 million, respectively.

Stock Options

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of stock options granted is the mid-point of the contractual life and the vesting periods of the stock options. The risk-free rate for periods within the contractual life of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following is a summary of stock option activity: (in thousands, except exercise price data and contractual life data):

Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	10,969	$10.75		
Granted	—	—		
Exercised	(415)	7.54		
Forfeited or cancelled	(691)	11.20		
Outstanding at December 31, 2006	9,863	$10.85		
Granted	—	—		
Exercised	(839)	7.55		
Forfeited or cancelled	(496)	13.18		
Outstanding at December 31, 2007	8,528	$11.04		
Granted	—	—		
Exercised	—	—		
Forfeited or cancelled	(220)	10.27		
Outstanding at December 31, 2008	8,308	$11.06	3.90	$—
Exercisable at December 31, 2008	8,290	$11.07	3.90	$—

Stock-based compensation expense related to the Company's employee stock option plans was $0.1 million, $0.6 million and $1.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was approximately $37 thousand of total unrecognized compensation expense related to the Company's employee stock option plans that is expected to be recognized over a weighted-average period of 0.5 year.

There was no total intrinsic value of stock options exercised for the year ended December 31, 2008. The total intrinsic value of stock options exercised was $1.8 million for the year ended December 31, 2007.

Restricted Stock and Restricted Stock Units

The following is a summary of nonvested restricted stock and restricted stock units activity: (in thousands, except grant date fair value data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested balance at December 31, 2005	—	$ —
Granted	548	7.15
Vested	—	—
Forfeited or cancelled	(13)	7.00
Nonvested balance at December 31, 2006	535	$7.16
Granted	640	9.04
Vested	(10)	8.00
Forfeited or cancelled	(25)	7.95
Nonvested balance at December 31, 2007	1,140	$8.19
Granted	746	5.96
Vested	(38)	7.43
Forfeited or cancelled	(108)	7.92
Nonvested balance at December 31, 2008	1,740	$7.27

Stock-based compensation expense related to grants of restricted stock and restricted stock units was $3.0 million, $2.1 million and $0.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was approximately $4.0 million of total unrecognized compensation expense related to grants of restricted stock and restricted stock units that is expected to be recognized over a weighted-average period of 1.6 years.

Employee Stock Purchase Plan

The Company's 2001 Employee Stock Purchase Plan (the "Purchase Plan") provides that the maximum number of shares of Class A common stock that will be made available for sale under the Purchase Plan is 600,000, plus an annual increase of 600,000 shares on the first day of each of the ten calendar years beginning in 2002. All of the Company's employees are eligible to participate in the Purchase Plan, provided that they have completed six months of continuous service as an employee as of an offering date. Under the terms of the Purchase Plan, employees may elect to have up to 15% of their compensation withheld to purchase shares during each offering period. There are two offering periods annually under the Purchase Plan, one which commences on February 15 and concludes on August 14, and the other which commences on August 15 and concludes on the following February 14. The purchase price of the stock is 85% of the lower of the day preceding the beginning-of-period or end-of-period closing market price. There was approximately $0.8 million and $0.9 million withheld from employees for the offering periods in the years ended December 31, 2008 and 2007, respectively.

Stock-based compensation expense related to the Purchase Plan for the years ended December 31, 2008, 2007 and 2006 was $0.2 million, $0.3 million and $0.2 million, respectively.

12. RELATED-PARTY TRANSACTIONS

In May 2007, the Company entered into a transaction with LATV Networks, LLC ("LATV") that includes an affiliation agreement and an option for the Company to purchase an ownership interest in LATV. Pursuant to the affiliation agreement, the Company will broadcast programming provided to the Company by LATV on one of the digital multicast channels of certain of the Company's television stations for a term of three years. Under the affiliation agreement, there are no fees paid for the carriage of programming, and the Company generally retains the right to sell approximately five minutes per hour of available advertising time. In addition, the Company has the option to purchase, for a period of three years and in its sole discretion, membership units representing a minority ownership interest in LATV for a price of approximately $5.7 million. Walter F. Ulloa, the Company's Chairman and Chief Executive Officer, is a director, officer and principal stockholder of LATV.

At December 31, 2008 Univision owns approximately 15% of the Company's common stock on a fully-converted basis. As of December 31, 2005, Univision owned approximately 30% of the Company's common stock on a fully-converted basis. In connection with Univision's merger with Hispanic Broadcasting Corporation ("HBC") in September 2003, Univision entered into an agreement with the U.S. Department of Justice ("DOJ"), pursuant to which Univision agreed, among other things, to ensure that its percentage ownership of the Company would not exceed 10% by March 26, 2009.

In January 2006, the Company sold the assets of radio stations KBRG-FM and KLOK-AM, serving the San Francisco/San Jose, California market, to Univision for $90 million. Univision paid the full amount of the purchase price in the form of 12,573,871 shares of the Company's Class U common stock held by Univision based on the ten-day volume weighted average share price of $7.1577 between December 15, 2005 and December 29, 2005.

In 2008, the Company repurchased 1.5 million shares of Class U common stock held by Univision for $10.4 million. In 2006, the Company repurchased 7.2 million shares of Class U common stock held by Univision for $52.5 million.

The Class U common stock has limited voting rights and does not include the right to elect directors. However, as the holder of all of the Company's issued and outstanding Class U common stock, Univision currently has the right to approve any merger, consolidation or other business combination involving the Company, any dissolution of the Company and any assignment of the Federal Communications Commission, or FCC, licenses for any of the Company's Univision-affiliated television stations. Each share of Class U common stock is automatically convertible into one share of the Company's Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer to a third party that is not an affiliate of Univision. Pursuant to an investor rights agreement, as amended, between Univision and the Company, Univision has a right to demand the registration of the sale of shares of the Company's Class U common stock that it owns, which may be exercised on or before March 26, 2009.

Univision provides network compensation to the Company and acts as the Company's exclusive sales representative for the sale of all national advertising aired on Univision-affiliate television stations. The following tables reflect the related-party balances with Univision and other related parties (in thousands):

	Univision		Other		Total	
	2008	2007	2008	2007	2008	2007
Other current assets	$ —	$ —	$ 274	$ 274	$ 274	$ 274
Intangible assets subject to amortization, net	30,161	32,482	—	—	30,161	32,482
Current maturities on long-term debt	—	—	1,000	1,000	1,000	1,000
Advances payable	—	—	118	118	118	118
Accounts payable	3,444	3,699	648	896	4,092	4,595
Long-term debt, less current maturities	$ —	$ —	$2,000	$3,000	$ 2,000	$ 3,000

	Univision			Other			Total		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Net revenue	$ 182	$ 615	$ 600	$ —	$ —	$ —	$ 182	$ 615	$ 600
Direct operating expenses (1)	9,465	10,137	10,385	1,990	2,043	2,037	11,455	12,180	12,422
Amortization	2,320	2,320	2,320	—	—	—	2,320	2,320	2,320
Interest expense	$ —	$ —	$ —	$ 199	$ 257	$ 315	$ 199	$ 257	$ 315

(1) Consists primarily of national representation fees paid to Univision and Lotus/Entravision Reps LLC.

In August 2008, the Company entered into an agreement with Univision pursuant to which the Company granted Univision the right to negotiate the terms of agreements providing for the carriage of the Company's television station signals by cable, satellite and internet-based television service providers. The agreement also provides terms relating to compensation to be paid to the Company with respect to agreements that are entered into for the carriage of the Company's television station signals.

13. LITIGATION

The Company is subject to various outstanding claims and other legal proceedings that arose in the ordinary course of business. In the opinion of management, any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations or cash flows of the Company.

14. SUBSEQUENT EVENTS

In January 2009, the Company entered into a sales representation agreement with KJLA, LLC ("KJLA") pursuant to which the Company will serve as KJLA's exclusive representative for the sale of all local and national advertising time (excluding network advertising) in the Los Angeles, California market. The sales representation agreement is for a term of two years, and may be terminated by either party upon advance notice of 60 days. Under the sales representation agreement, KJLA agrees to pay the Company a fee based upon a percentage of KJLA's advertising revenues. Walter F. Ulloa, the Company's Chairman and Chief Executive Officer, is a director and principal stockholder of KJLA.

On March 16, 2009, the Company entered into a further amendment to its credit facility agreement. Pursuant to this amendment, among other things:

- The interest that the Company pays under the credit facility will increase. Both the revolver and term loan borrowings under the amendment bear interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin that varies depending upon the Company's leverage ratio. Borrowings under both the Company's revolver and term loan bear interest at LIBOR plus a margin of 5.25% when the leverage ratio is greater than or equal to 5.0. When the leverage ratio is less than 5.0 but greater than or equal to 4.0, borrowings under both the Company's revolver and term loan will bear interest at LIBOR plus a margin of 4.25%. When the leverage ratio is less than 4.0, borrowings under both the Company's revolver and term loan will bear interest at LIBOR plus a margin of 3.25%. Borrowings under the revolver are restricted to $5 million in the aggregate during any rolling 30-day period when the leverage ratio is less than 1.0 of the maximum allowable ratio during the applicable period.
- The total amount of the Company's revolver facility was reduced from $150 million to $50 million.
- New conditions have been added for loans under the revolver facility greater than $5 million.

- There are more stringent financial covenants relating to maximum gross debt ratio, maximum capital expenditures and fixed charge coverage ratio. Beginning March 16, 2009, through December 31, 2009, the maximum allowed leverage ratio, or the ratio of consolidated total debt to trailing-twelve-month consolidated adjusted EBITDA, is 6.75. The maximum allowed leverage ratio decreases to 6.50 in the first quarter of 2010. On September 30, 2010 the maximum allowed leverage ratio decreases to 6.25 and on December 31, 2010 the maximum allowed leverage ratio decreases to 6.0. Beginning March 31, 2011, and through the term of the agreement, the maximum allowed leverage ratio is 5.50. From March 31, 2009, through the term of the agreement, the minimum required fixed charge coverage ratio is 1.15.
- There is a mandatory prepayment clause for 100% of the proceeds of certain asset dispositions, regardless of the Company's leverage ratio. In addition, if the Company has excess cash flow, as defined in its syndicated bank credit facility, 75% of such excess cash flow must be used to reduce the Company's outstanding loan balance on a quarterly basis. Effective March 31, 2009, the annual excess cash flow debt payment test has been eliminated.
- Beginning March 31, 2009, the senior net debt ratio will be eliminated.
- Capital expenditures are restricted to $10 million in both 2009 and 2010.
- The Company is restricted from making acquisitions and investments when the leverage ratio is greater than 4.0, with an exception to permit the completion of the pending acquisition of television stations serving the Reno, Nevada market for a purchase price of up to $4 million.
- The Company is restricted from making future repurchases of shares of its common stock other than under a limited circumstance.
- The Company is restricted from making any further debt repurchases in the secondary market.

The amendment also contains additional covenants, representations and provisions that are usual and customary for credit facilities of this type. All other provisions of the Company's credit facility agreement, as amended, remain in full force and effect unless expressly amended or modified by the amendment.

At the time of entering into this amendment, the Company was required to make a prepayment of $40 million to reduce the outstanding amount of its term loans and paid its lenders an amendment fee.

15. SEGMENT DATA

Segment operating profit (loss) is defined as operating profit (loss) before corporate expenses, loss (gain) on sale of assets and impairment charge. There were no significant sources of revenue generated outside the United States during the years ended December 31, 2008, 2007 and 2006. There was approximately $18.2 million, $18.7 million and $19.3 million of assets in Mexico at December 31, 2008, 2007 and 2006, respectively.

The accounting policies applied to determine the segment information are generally the same as those described in the summary of significant accounting policies (see Note 2). The Company evaluates the performance of its operating segments based on separate financial data for each operating segment as provided below (in thousands):

	Years Ended December 31,			% Change	% Change
	2008	2007	2006	2008 to 2007	2007 to 2006
Net Revenue					
Television	$ 145,938	$ 156,375	$ 158,466	(7)%	(1)%
Radio	86,397	93,671	96,668	(8)%	(3)%
Consolidated	232,335	250,046	255,134	(7)%	(2)%
Direct operating expenses					
Television	64,095	64,242	61,620	(0)%	4%
Radio	36,706	35,366	36,686	4%	(4)%
Consolidated	100,801	99,608	98,306	1%	1%
Selling, general and administrative expenses					
Television	22,120	23,072	23,902	(4)%	(3)%
Radio	21,589	21,195	22,358	2%	(5)%
Consolidated	43,709	44,267	46,260	(1)%	(4)%
Depreciation and amortization					
Television	17,824	17,257	15,374	3%	12%
Radio	5,588	5,308	6,395	5%	(17)%
Consolidated	23,412	22,565	21,769	4%	4%
Segment operating profit					
Television	41,899	51,804	57,570	(19)%	(10)%
Radio	22,514	31,802	31,229	(29)%	2%
Consolidated	64,413	83,606	88,799	(23)%	(6)%
Corporate expenses	17,117	17,353	17,520	(1)%	(1)%
Gain on sale of assets	—	—	(26,160)	*	*
Impairment charge	610,456	—	189,661	*	*
Operating income (loss)	$(563,160)	$ 66,253	$ (92,222)	*	*
Capital expenditures					
Television	$ 13,329	$ 11,293	$ 18,700		
Radio	3,531	2,991	3,185		
Consolidated	$ 16,860	$ 14,284	$ 21,885		
Total assets					
Television	$ 394,287	$ 517,878	$ 529,478		
Radio	196,752	745,296	713,855		
Outdoor	—	—	175,331		
Assets held for sale (1)	—	102,974	—		
Consolidated	$ 591,039	$1,366,148	$1,418,664		

(1) 2007 amounts represent outdoor assets classified as assets held for sale.

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2008 and 2007 (in thousands, except per share data):

Year ended December 31, 2008:	First Quarter	Second Quarter	Third Quarter (1)	Fourth Quarter (2)	Total
Net revenue	$55,653	$62,932	$ 60,988	$ 52,762	$ 232,335
Net income (loss)	(7,705)	10,742	(354,491)	(136,483)	(487,937)
Net income (loss) per share, basic and diluted	$ (0.08)	$ 0.12	$ (3.98)	$ (1.58)	$ (5.39)

Year ended December 31, 2007:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (3)	Total
Net revenue	$56,895	$66,536	$ 64,101	$ 62,514	$ 250,046
Net income (loss)	(3,287)	8,598	(1,377)	(47,051)	(43,117)
Net income (loss) per share, basic and diluted	$ (0.03)	$ (0.08)	$ (0.01)	$ (0.48)	$ (0.42)

(1) During the third quarter of 2008 the Company recorded an impairment charge of $440 million relating to goodwill and FCC licenses. See Note 4.

(2) During the fourth quarter of 2008 the Company recorded an impairment charge of $170 million relating to goodwill, FCC licenses and syndicated programming. See Note 4.

(3) During the fourth quarter of 2007 the Company recorded a carrying value adjustment of $79.5 million relating to goodwill and customer list that is included in the results of discontinued operations. See Note 3.

ENTRAVISION COMMUNICATIONS CORPORATION

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged / (Credited) to Expense	Other Adjustments (1)	Deductions	Balance at End of Period
Allowance for doubtful accounts					
Year ended December 31, 2008	$5,771	$ 1,586	$129	$(1,846)	$ 5,640
Year ended December 31, 2007	4,406	3,025	279	(1,939)	5,771
Year ended December 31, 2006 (2)	4,719	1,665	338	(2,316)	4,406
Deferred tax valuation allowance					
Year ended December 31, 2008	$8,712	$76,990	$—	$ —	$85,702
Year ended December 31, 2007	—	8,712	—	—	8,712

(1) Other adjustments represent recoveries and increases in the allowance for doubtful accounts, including changes in connection with acquisitions and dispositions.

(2) Amounts have been adjusted to exclude assets held for sale and discontinued operations.

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
and Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

I, Walter F. Ulloa, certify that:

1. I have reviewed this Annual Report on Form 10-K of Entravision Communications Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/S/ WALTER F. ULLOA

Walter F. Ulloa
Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
and Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

I, Christopher T. Young, certify that:

1. I have reviewed this Annual Report on Form 10-K of Entravision Communications Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/S/ CHRISTOPHER T. YOUNG

Christopher T. Young
Chief Financial Officer

EXHIBIT 32

Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Entravision Communications Corporation (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2009

/s/ WALTER F. ULLOA

Walter F. Ulloa
Chief Executive Officer

Date: March 16, 2009

/s/ CHRISTOPHER T. YOUNG

Christopher T. Young
Chief Financial Officer

OFFICERS

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

Christopher T. Young
Executive Vice President, Chief Financial Officer and Treasurer

Jeffery A. Liberman
President, Radio Division

Larry Safir
Executive Vice President

DIRECTORS

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

Paul A. Zevnik
Partner, Morgan, Lewis & Bockius LLP

Darryl B. Thompson
President, Stonebrook Capital Management, LLC

Esteban E. Torres
U.S. Representative (Ret.)

Jesse Casso, Jr.
Managing Partner, Casmar Capital Partners, LLC

Gilbert R. Vasquez, CPA
Managing Partner, Vasquez & Company LLP

CORPORATE INFORMATION

Press Release Information

Press release and other information are available on the Internet at Entravision's website at www.entravision.com.

The company's press releases are also available through the corporate offices at (310) 447-3870.

Additional Information

The company files periodic reports with the Securities and Exchange Commission that contain additional information about the company.

ANNUAL REPORT ON FORM 10-K

You can obtain a copy of our annual report on Form 10-K filed with the Securities and Exchange Commission free of charge from our website, http://phx.corporate-ir.net/phoenix.zhtml?c=121597&p=proxy, or by writing to us at our principal executive offices at 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404, Attention: Secretary.

FORWARD-LOOKING STATEMENTS

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Entravision notes that certain statements contained in this Annual Report are forward-looking in nature. Although Entravision believes that its expectations are based on reasonable assumptions within the bounds of its knowledge and its business and operations, there can be no assurance that actual results will not differ materially from expectations. Entravision does not intend to update these forward-looking statements.

Common Stock

Stock Symbol: EVC
Listed: The New York Stock Exchange

Stock Transfer Agent

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252

or

480 Washington Boulevard
Jersey City, New Jersey 07310

Telephone Number: (800) 356-2017

TDD for Hearing Impaired: (800) 231-5469

Foreign Stockholders: (201) 680-6578

TDD Foreign Stockholders: (201) 680-6610

Website Address: www.bnymellon.com/shareowner/isd

CERTIFICATIONS

Walter F. Ulloa and Christopher T. Young have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1 and 31.2, respectively, of the company's Annual Report on Form 10-K for the year ended December 31, 2008.

As required by The New York Stock Exchange (NYSE), on June 3, 2008, Walter F. Ulloa submitted his annual certification to the NYSE that stated he was not aware of any violation by the company of the NYSE corporate governance listing standards.

ANNUAL MEETING OF STOCKHOLDERS

Thursday, May 28, 2009
The Fairmont Miramar Hotel
101 Wilshire Boulevard
Santa Monica, California 90401
(310) 576-7777

Independent Accountants

PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles, California 90071
(213) 356-6000



ENTRAVISION COMMUNICATIONS CORPORATION • 2425 Olympic Boulevard Suite 6000 West Santa Monica CA 90404